Intuit®

2003

Selected Financial Information

(in thousands, except per share amounts)

	YEAR ENDED JULY 31,				
	1999	2000	2001	2002	2003
Net Revenue	$800,940	$981,718	$1,096,062	$1,312,228	$1,650,743
Gains (Losses) on Marketable Securities and Other Investments, Net	579,211	481,130	(98,053)	(15,535)	10,912
Net Income (Loss) from Continuing Operations, Net of Tax	388,788	325,691	(124,656)	53,615	263,202
Net Income (Loss) from Discontinued Operations, Net of Tax	(2,224)	(20,030)	27,549	86,545	79,832
Net Income (Loss)	386,564	305,661	(82,793)	140,160	343,034
Diluted Net Income (Loss) per Share from Continuing Operations	$1.94	$1.54	$(0.60)	$0.24	$1.25
Diluted Net Income (Loss) per Share from Discontinued Operations	(0.01)	(0.09)	0.13	0.40	0.38
Diluted Net Income (Loss) per Share	1.93	1.45	(0.40)	0.64	1.63
Cash, Cash Equivalents and Short-term Investments	$805,220	$1,399,351	$1,186,215	$1,224,290	$1,206,801
Marketable Securities	431,176	225,878	85,307	16,791	865

Our Quicken Loans mortgage business and our Japanese subsidiary have been accounted for as discontinued operations in all periods presented.

Comparability of information is affected by acquisitions, divestitures, gains and losses (including price fluctuations) relating to marketable securities and other investments, and other factors.

All per share amounts have been adjusted to reflect a three-for-one stock split that was effective September 30, 1999.

Pro Forma Net Income*

(In thousands, except per share amounts; unaudited)

	1999	2000	2001	2002	2003
Pro Forma Net Income*	$89,744	$144,958	$157,890	$201,503	$293,814
Diluted Pro Forma Net Income per Share*	$0.45	$0.69	$0.73	$0.92	$1.39

* A quantitative reconciliation of this non-GAAP financial measure to the most directly comparable financial information prepared in accordance with GAAP can be found on page 61 of the Annual Report to Stockholders.

corporate profile—the spirit of innovation

The dictionary defines innovation as "the introduction of something new." At Intuit, it's much more than that.

For 20 years, innovation has been the heart of Intuit—innovation driven by our passion for solving customers' problems. It began simply with Quicken, solving the universal problem of balancing the family checkbook. Two decades later, that same customer-driven focus remains at the core of our expanding array of products and services.

Today, our traditional flagship products—Quicken, QuickBooks and TurboTax—are among dozens of products and services that transform the way people manage their businesses and finances. Whether that's calculating the tax impact of a personal investment, preparing a small business payroll, keeping the books for a local construction firm or managing a national plumbing supplies business.

Entering our third decade, we remain committed to our founding goal: To create solutions so profound that our customers can't imagine going back to the old way. Even as our products grow more sophisticated, we retain the spirit of innovation that is at the heart of everything we do. Innovation driven by our customers.

For more information about Intuit, our products, services and nearly 7,000 employees, please visit us at www.intuit.com.

to our stockholders

Intuit posted another year of strong growth in fiscal 2003. Once again, we've demonstrated our ability to execute a proven recipe to drive solid and sustainable growth. We're making sustained progress against our objective to make Intuit the best it can be.

2003 Financial Highlights

- Revenue of $1.65 billion increased 26 percent from fiscal 2002.
- GAAP earnings per share increased 155 percent year-over-year to $1.63 per diluted share. GAAP net income grew 145 percent to $343 million.
- Pro forma* EPS grew 51 percent year-over-year to $1.39. Pro forma* operating income increased 46 percent from fiscal 2002 to $400 million.
- Intuit's pro forma* operating margin of 24.2 percent was up 340 basis points from 20.8 percent in fiscal 2002.
- Intuit repurchased nearly 18 million shares of its common stock under its stock repurchase program for more than $800 million. Since we introduced our first repurchase program in May 2001, we've repurchased more than 25.5 million shares for $1.1 billion.
- Intuit continues to have a strong and liquid balance sheet, with approximately $1.2 billion in cash and short-term investments, or approximately $6 per share, at the end of fiscal 2003.

Each of our Five Growth Engines Delivered Solid Results in the Year

- QuickBooks revenue grew 24 percent over fiscal 2002 to $242.8 million.
- Intuit's Small Business Services revenue increased 35 percent over fiscal 2002 to $454.9 million.
- TurboTax revenue of $422.9 million was up 20 percent from fiscal 2002.
- Revenue from Intuit's Professional Accounting Solutions business increased 8 percent over fiscal 2002 to $243.4 million.
- Intuit's Vertical Business Management Solutions unit contributed $94.8 million in revenue, a 5 percent increase over the revenue those companies generated in fiscal 2002.

Strengthening the Leadership Team

While focused on driving profitable growth, we also took steps to strengthen and deepen our team. This is a constant process for Intuit—we are continually assessing our organization to ensure we have the people we need to take us to the next level.

In fiscal 2003, we made several organizational changes to drive growth within each of our growth engines—and across Intuit as a whole. In June, we created the Office of the CEO to ensure we are driving strategic initiatives across the company. Scott Cook, Intuit's founder and chairman of the executive committee, and Lorrie Norrington, executive vice president, join me on this team. Lorrie is taking the lead for Intuit's small business related initiatives, the Intuit Developer Network and other corporate initiatives. Scott continues to focus on our customer-driven innovation and customer advocacy initiatives. I continue to manage all the business units and functions.

letter from CEO

At the same time, we added talent and promoted from within to continue building a high-performance organization. In the past 12 months, we've hired a new chief financial officer, a senior vice president in charge of legal and corporate affairs and a new chief marketing officer. In addition, we promoted senior managers to run our Verticals and QuickBooks growth engines. The result of these changes—and others that have taken place throughout the company—is a high-performance organization that can execute effectively on our growth recipe.

20 Years of Customer-Driven Innovation

Intuit marked its 20th anniversary in 2003. And while many things have changed since the company was founded, some have not. We remain as passionate as ever about customer-driven innovation—innovation that is customer-based not technology-focused. We dig deep to understand our customers and identify their needs and pain points. And then we challenge conventional wisdom to uncover new, innovative solutions to those pain points.

A good example of Intuit's customer-driven innovation is the development of QuickBooks in 1992. Before QuickBooks, conventional wisdom said that accounting software had to have double-entry accounting. But we knew small businesses had different needs. They didn't want to learn accounting. . .they wanted a simple way to keep their books. We used that knowledge to create QuickBooks, the first single-entry accounting software. Customers quickly made it—and continue to make it—the best-selling small business accounting software.

And it's not just QuickBooks. Customer-driven innovation is our core competence—it's at the heart of our products, market leadership and success.

Intuit's Growth Recipe

Over the past several years, Intuit has generated stronger results by consistently executing a proven growth recipe. That recipe includes four ingredients.

First, Intuit has carefully chosen the businesses we're in. We focus on businesses where we have a durable competitive advantage, and that have large, under-served opportunities.

We've taken decisive action to re-shape our business portfolio in recent years, exiting businesses that don't fit our screen and acquiring new growth platforms. In fiscal 2003 we made several moves. We acquired Blue Ocean Software, which provides software that enables small businesses to manage their technology resources. In February, we sold our Japanese subsidiary.

The second ingredient of the recipe is getting the basics right—applying operational rigor and process excellence methodology, tools and resources to execute more effectively on a daily basis. Our goal is higher service levels at lower cost, and we're reaching that goal in many areas across the company.

In QuickBooks technical support, for example, we launched an initiative to see how we could handle customer calls better and faster. We found it was taking too much time to diagnose the customer's problem—frustrating for customers and expensive for Intuit. By digging into the data, we identified the root cause and developed a step-by-step process to correct it. As a result, we've improved the customer satisfaction level and reduced overall handle times by one minute per rep—with annual savings of over $1 million in just one of our contact centers.

We've redesigned our supply chain to deliver better service at lower cost. By doing so, we're achieving a 99 percent on-time retail delivery for QuickBooks, TurboTax, and Quicken products at launch, up significantly from prior years. By locating manufacturing, warehousing, and shipping operations in a single physical location, we're reducing transit times and freight expenses. We also shortened the replenishment cycle by as much as five days and reduced our Cost of Goods Sold by up to 5 percent for these products.

While day-to-day execution isn't glamorous, it's the lifeblood of a high-performing organization and a key ingredient in our growth recipe. We work hard to get better and better every day.

The third ingredient is expanding customer-driven innovation. We continuously look to uncover additional customer problems to solve. . .or better ways to solve existing problems. We then challenge conventional wisdom and then create great new solutions for customers—and profitable growth for Intuit.

Our Right for My Business QuickBooks strategy is a good example of how customer-driven innovation is delivering more for customers and Intuit. We've accomplished a lot since we launched the first wave of new offerings in December 2001:

- Customers told us they were outgrowing QuickBooks, so we've launched two up-market QuickBooks versions—QuickBooks Premier and QuickBooks Enterprise—for larger and more complex small businesses.
- Customers told us they wanted QuickBooks that was designed for the unique needs of their specific industry, so we've launched five new industry-specific versions, or "flavors" of QuickBooks, with more to come.
- Customers told us they wanted us to help them solve needs beyond accounting, so we've introduced new horizontal add-on services like our QuickBooks Merchant Account Service and payroll services that integrate with QuickBooks.
- Customers told us they used other business management applications and that it would be great if they could share data seamlessly with QuickBooks. So we opened our historically closed, proprietary QuickBooks code base to outside developers, which has resulted in nearly 300 applications that are adding value to customers and helping developers.

In fiscal 2001, before we began executing our Right for My Business strategy, we had QuickBooks revenue of $164 million—and some believed this engine was out of gas. By executing our growth recipe, we've grown 48 percent to $243 million in just two years. As we look at this business today, we see plenty of additional opportunity to apply customer-driven innovation to make our customers lives better and drive profitable growth for Intuit.

Equally important, this Right for My Business strategy has also driven tremendous growth in Small Business Services. In fiscal 2001, Small Business Services had revenue of $290 million. We've grown 57 percent since then to $455 million. Again, there is significant opportunity to deliver more for customers and Intuit.

letter from CEO

The fourth ingredient of our recipe is to apply strategic rigor to identify new adjacent markets and acquire companies that help us expand our leadership positions in our small business and tax businesses. Our goal is to create new growth platforms to drive faster profitable growth.

We saw an attractive market opportunity for end-to-end business management solutions designed for specific industries. And we've made four acquisitions in the past two years to build a verticals growth engine. We've also expanded our Small Business Services offerings through our acquisitions of horizontal small business offerings from Blue Ocean Software and CBS Payroll. As we look into the future, we see many additional areas of interest and are working hard to uncover additional great companies we can acquire.

Intuit has accomplished a lot since we began executing our growth recipe over the past three years.

- Revenue has grown 68 percent—from $982 million in fiscal 2000 to $1.65 billion in fiscal 2003.
- Pro forma* operating income has more than doubled from $171 million to $400 million.
- Pro forma* operating margin has increased 680 basis points, from 17.4 percent to 24.2 percent.
- Pro forma* EPS has doubled from $0.69 to $1.39.

Thanks to the talent and hard work of all Intuit employees, we've accomplished a lot in recent years. The durable power of this growth recipe is that if you have great assets and consistently execute on the ingredients, you continue to get better and generate improved results.

But we aren't resting on our laurels. As we enter our 21st year, we're more committed than ever to making Intuit the best it can be. We're pleased with the progress we've made, but believe the best is yet to come.

Steve Bennett
President and Chief Executive Officer

This information contains certain forward-looking statements, including statements of our expectations about our future growth and financial results. Actual results could differ materially from what we anticipate, as a result of many risks and uncertainties. For detailed information about some of the important factors that could affect Intuit's results, please see the discussion on page 62 of the Annual Report to Stockholders.

*A quantitative reconciliation of this non-GAAP financial measure to the most directly comparable financial information prepared in accordance with GAAP can be found on page 61 of the Annual Report to Stockholders.

proxy statement—fiscal 2003

proxy

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

The Intuit Inc. Annual Meeting of Stockholders will be held at our offices at 2550 Garcia Avenue, Mountain View, California 94043, at 8:00 a.m. P.S.T. on Thursday, October 30, 2003. Only stockholders of record at the close of business on September 2, 2003 will be entitled to vote. At the Meeting we'll ask stockholders to act on the following matters:

1. Elect eight directors to serve until the next Annual Meeting of Stockholders. We intend to nominate the following incumbent directors for reelection:

   Stephen M. Bennett
   Christopher W. Brody
   William V. Campbell
   Scott D. Cook
   L. John Doerr
   Donna L. Dubinsky
   Michael R. Hallman
   Stratton D. Sclavos

2. Approve the amendment of the Intuit Inc. 1996 Employee Stock Purchase Plan to increase the number of shares of Common Stock available for issuance under the plan by 500,000 shares (from 4,900,000 shares to 5,400,000 shares).

3. Ratify the appointment of Ernst & Young LLP as our independent auditors for fiscal 2004.

4. Transact any other business that is properly presented at the Meeting or any adjournment or postponement of the Meeting.

We've described each of these matters in more detail in the enclosed Proxy Statement that accompanies this Notice. We've also enclosed a copy of our Annual Report for our fiscal year ended July 31, 2003. Please use this opportunity to take part in Intuit's affairs by voting your shares.

By Order of the Board of Directors,

Nicholas J. Spaeth
Senior Vice President, General Counsel
and Corporate Secretary
October 3, 2003

YOUR VOTE IS IMPORTANT.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE YOUR SHARES EITHER VIA THE INTERNET, BY PHONE, OR COMPLETE AND RETURN THE ENCLOSED PROXY CARD.

INTUIT INC.

P.O. Box 7850
Mountain View, CA 94039-7850

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

October 3, 2003

INFORMATION ABOUT THE MEETING, VOTING AND PROXIES

Date, Time and Place of Meeting

Intuit's Board of Directors is asking for your proxy for use at the Intuit Inc. Annual Meeting of Stockholders and at any adjournment or postponement of the Meeting for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. We're holding the Meeting on Thursday, October 30, 2003 at 8:00 a.m. P.S.T. at our offices at 2550 Garcia Avenue, Mountain View, California 94043. We are initially mailing this proxy statement and proxy to Intuit stockholders around October 3, 2003.

Record Date, Outstanding Shares and Quorum

Only holders of record of Intuit Common Stock at the close of business on September 2, 2003 (called the "Record Date") will be entitled to vote at the Meeting. On the Record Date, we had approximately 198,861,950 shares of Common Stock outstanding and entitled to vote, with approximately 1,100 stockholders of record and approximately 123,700 beneficial owners. We need a quorum to take action at the Meeting. We'll have a quorum at the Meeting if a majority of the shares outstanding on the Record Date are present at the Meeting, either in person or by proxy. Any shares represented by proxies that are marked to abstain from voting on a proposal will be counted as present in determining whether we have a quorum. If a broker, bank, custodian, nominee or other record holder of Intuit Common Stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, the shares held by that record holder (called "broker non-votes") will also be counted as present in determining whether we have a quorum.

If by the date of the Meeting we don't receive sufficient votes to constitute a quorum or approve one or more of the proposals, the Chair of the Meeting, or the persons named as proxies, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share they held on the Record Date. Cumulative voting for directors is not permitted. Directors will be elected by a plurality of the votes cast by the shares of Common Stock present (either in person or by proxy) at the Meeting. This means that the eight nominees with the most votes will be elected. Proposals 2 and 3 must be approved by a majority of the shares of Common Stock voting for or against the proposal. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present, but will have no effect on the outcome of the proposals. The Inspector of Elections appointed for the Meeting will tabulate all votes. The Inspector will separately tabulate yes and no votes, abstentions and broker non-votes for each proposal.

Intuit's executive officers have an interest in approval of Proposal 2 because they, along with all other individuals eligible to participate in the 1996 Employee Stock Purchase Plan, will be able to purchase the additional shares of Intuit stock available for purchase under the favorable terms provided by that plan.

Voting and Revoking Proxies

Intuit's Board of Directors is soliciting the proxy included with this proxy statement for use at the Meeting. All stockholders have three options for submitting their vote prior to the Meeting: (1) via the Internet at www.proxyvote.com, (2) by phone (please see your proxy card for instructions), and (3) by mail, using the paper proxy card. When you vote via the Internet or by phone, your vote is recorded immediately, and you do not need to return a proxy card by mail. If you attend the Meeting, you may also submit your vote in person, and any votes that you previously submitted—whether via the Internet or by phone or by mail—will be superseded by the vote that you cast at the Meeting. Whether your proxy is submitted via the Internet, by phone or by mail, if it is properly completed and submitted and if you do not revoke it before the Meeting, your shares will be voted at the Meeting in the manner set forth in this proxy statement or as otherwise specified by you. If you sign and return your proxy card but do not give any voting instructions, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1, and in favor of Proposals 2 and 3. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on the proxy card are authorized to vote the shares represented by proxies according to their judgment.

Whether you submit your proxy via the Internet, or by phone or by mail, you may revoke it at any time before voting takes place at the Meeting. All stockholders may revoke a proxy by submitting a later-dated vote, in person at the Meeting. (Please note that if a broker, bank or other nominee is the record holder of your shares and you wish to vote at the Meeting, you must bring to the Meeting a letter from the record holder confirming your beneficial ownership of the shares.) If a broker, bank or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the entity holding your shares. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Nicholas J. Spaeth, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850.

Soliciting Proxies

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit and/or its agents may also solicit proxies by mail, telephone or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We'll pay Innisfree a fee of $6,500 plus their expenses (which we estimate will be approximately $5,000). After the proxies are initially distributed, we'll ask brokers, custodians, nominees and other record holders to forward copies of the proxy statement, proxy card and other materials to people for whom they hold shares of Common Stock, and to request that the beneficial holders give them authority to complete and sign the proxies. We'll reimburse record holders for reasonable expenses they incur in forwarding proxy materials to beneficial holders.

PROPOSAL 1—ELECTION OF DIRECTORS

Our Board of Directors currently has eight members, who stockholders elect to serve one-year terms. We're not aware that any nominee is unable or unwilling to serve. However, if any nominee is unable or for good cause unwilling to serve, the proxy holders may decide to vote the shares for any substitute nominee.

Nominees

The following table shows Intuit's nominees for election, all of whom currently serve as members of Intuit's Board of Directors. Each nominee, if elected, will serve until the next Annual Meeting of Stockholders and until a qualified successor is elected, unless the nominee resigns or is removed from the Board before then.

Name of Director	Age	Principal Occupation	Director Since
Stephen M. Bennett	49	President and Chief Executive Officer, Intuit	2000
Christopher W. Brody(1)(2)	58	Chairman, Vantage Partners LLC	1993
William V. Campbell(3)	63	Chairman of the Board, Intuit	1994
Scott D. Cook(3)	51	Chairman of the Executive Committee, Intuit	1984

Name of Director	Age	Principal Occupation	Director Since
L. John Doerr(4)	52	General Partner, Kleiner Perkins Caufield & Byers	1990
Donna L. Dubinsky(1)..........	48	President and Chief Executive Officer, Handspring, Inc.	1999
Michael R. Hallman(1)(2)	58	President, The Hallman Group	1993
Stratton D. Sclavos(4)	42	President and Chief Executive Officer, VeriSign, Inc.	2001

(1) Member of the Audit Committee

(2) Member of the Compensation and Organizational Development Committee

(3) Member of the Executive Committee

(4) Member of the Nominating and Governance Committee

The Board of Directors recommends a vote FOR the election of each of the nominated directors.

Mr. Bennett has been President and Chief Executive Officer and a member of Intuit's Board of Directors since January 2000. Prior to joining Intuit, Mr. Bennett spent 23 years with General Electric Corporation. From December 1999 to January 2000, Mr. Bennett was an Executive Vice President and a member of the board of directors of GE Capital, the financial services subsidiary of General Electric Corporation. From July 1999 to November 1999 he was President and Chief Executive Officer of GE Capital e-Business, and he was President and Chief Executive Officer of GE Capital Vendor Financial Services from April 1996 through June 1999. He holds a Bachelor of Arts in Finance and Real Estate from the University of Wisconsin.

Mr. Brody has been an Intuit director since December 1993. Mr. Brody has been Chairman of Vantage Partners LLC, a private investment firm, since January 1999. From 1971 through 1998, Mr. Brody was a partner of Warburg, Pincus & Co., a venture capital and private equity investment firm. Mr. Brody also serves as a director of Moore Medical Corp. (a medical supplies and products company) and several privately held companies. Mr. Brody holds a Bachelor of Arts in English Literature from Harvard College and a Masters in Business Administration from Harvard Business School.

Mr. Campbell has been an Intuit director since May 1994. He has served as Chairman of the Board since August 1998 and was Acting Chief Executive Officer from September 1999 until January 2000. He also served as Intuit's President and Chief Executive Officer from April 1994 through July 1998. Mr. Campbell also serves on the boards of directors of Apple Computer, Inc. and Opsware, Inc. (a provider of Internet infrastructure services). Mr. Campbell holds both a Bachelor of Arts in Economics and a Masters from Columbia University, where he has been appointed to the Board of Trustees.

Mr. Cook, a founder of Intuit, has been an Intuit director since March 1984 and has been Chairman of the Executive Committee of the Board since August 1998. He served as Intuit's Chairman of the Board from February 1993 through July 1998. From April 1984 to April 1994, he served as Intuit's President and Chief Executive Officer. Mr. Cook also serves on the boards of directors of eBay Inc. and The Procter & Gamble Company and is on the board of visitors of the Harvard Business School Foundation. Mr. Cook holds a Bachelor of Arts in Economics and Mathematics from the University of Southern California and a Masters in Business Administration from Harvard Business School.

Mr. Doerr has been an Intuit director since August 1990. He has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since August 1980. He is also a director of Amazon.com, Inc., drugstore.com, inc., Handspring, Inc. (a maker of handheld personal communicators that has agreed to merge with Palm Computing, Inc., on whose Board Mr. Doerr is expected to serve following the merger), Homestore.com, Inc. (a web-based home-related information company), Sun Microsystems, Inc. (a computer proxy

and software company) and several privately held companies. Mr. Doerr holds a Bachelor of Science and a Master of Science in Electrical Engineering and Computer Science from Rice University and a Masters in Business Administration from Harvard Business School.

Ms. Dubinsky has been an Intuit director since February 1999. She has been President, Chief Executive Officer and a director of Handspring, Inc. since July 1998 when she co-founded the company. From June 1992 to July 1998, Ms. Dubinsky was President and Chief Executive Officer of Palm Computing, Inc. In June 2003 Handspring announced a merger with Palm Computing, expected to become final in October 2003, at which time Handspring will be merged into Palm Computing. At the time of the merger, it is expected that Ms. Dubinsky will become a director of Palm Computing and will no longer be an officer or a director of Handspring. Ms. Dubinsky also serves on the boards of two non-profit corporations. Ms. Dubinsky holds a Bachelor of Arts in History from Yale University and a Masters in Business Administration from Harvard Business School.

Mr. Hallman has been an Intuit director since December 1993. Mr. Hallman has been President of The Hallman Group, a management consulting firm, since October 1992. Mr. Hallman was President and Chief Operating Officer of Microsoft Corporation from March 1990 through April 1992. Mr. Hallman is also a director of InFocus Corporation (a maker of computer-operated projection products), Network Appliance, Inc. (a maker of network data storage products), Watchguard Technologies, Inc. (an internet security solutions company) and Digital Insight Corporation (an application service provider for financial institutions). Mr. Hallman holds both a Bachelors and a Masters in Business Administration from the University of Michigan.

Mr. Sclavos has been an Intuit director since August 2001. He has been President, Chief Executive Officer and a director of VeriSign, Inc. (an infrastructure service provider facilitating digital commerce and communications), since July 1995. Mr. Sclavos is also a director of Juniper Networks, Inc. (an internet infrastructure systems provider), Keynote Systems, Inc. (an internet performance services provider), and a privately held company. Mr. Sclavos holds a Bachelor of Science in Electrical and Computer Engineering from the University of California, Davis.

General Corporate Governance Matters

Board Governance

During fiscal 2003 Intuit's Board of Directors met five times. Each director attended at least 75% of the aggregate of these Board meetings and of the meetings of the committees on which he or she served. The key practices and procedures of our Board of Directors are outlined in the Corporate Governance Principles adopted by the Board.

Board Committee Governance

Our Board of Directors currently has four committees—an Audit Committee, a Compensation and Organizational Development Committee, an Executive Committee and a Nominating and Governance Committee.

The **Audit Committee** currently consists of Mr. Brody, Ms. Dubinsky and Mr. Hallman, each of whom is independent under current listing standards of The Nasdaq Stock Market. In addition, the Board of Directors has reviewed the qualifications and experience of each of these Audit Committee members, including their experience in supervising the preparation of, and/or their experience in evaluating, audited financial statements, and has determined that each of them qualifies as an "audit committee financial expert" within the meaning of the current rules of the Securities and Exchange Commission. Nonetheless, Intuit is seeking to identify one or more candidates to serve on the Audit Committee who have had direct experience in the preparation or auditing of audited financial statements. Each of the current Audit Committee members served throughout fiscal 2003. The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to Intuit's financial accounting, reporting and controls. The Audit Committee meets at least eight times each year. It discusses general financial and accounting-related matters at its regular quarterly meetings that coincide with full Board meetings, and it discusses our quarterly financial performance and associated earnings announcements at regular quarterly operating results meetings. The Audit Committee met twelve times during fiscal 2003. For more information about our Audit Committee, see the "Audit Committee Report" at page 25 and the Audit Committee Charter attached as Appendix 1.

The **Compensation and Organizational Development Committee** currently consists of two individuals each of whom are (1) independent directors as defined under current listing standards of The Nasdaq Stock Market, (2) "outside directors" as defined in Section 162(m) of the Internal Revenue Code, and (3) "non-employee directors" as defined under the Securities Exchange Act. The Committee determines compensation for all of Intuit's senior officers. The Committee also provides guidance to management on general compensation and administers our employee stock compensation plans. In fiscal 2003 the Committee expanded its charter to include organizational development activities. Accordingly, the Committee provides guidance to management on organizational development activities to build an organization that will facilitate and support Intuit's growth. Mr. Brody and Mr. Hallman are the current Committee members and served throughout fiscal 2003. The Committee holds regular quarterly meetings that coincide with full Board meetings and also has frequent informal meetings and discussions with management throughout the year. The Committee formally met seven times during fiscal 2003. For more information, see the "Compensation and Organizational Development Committee Report" at page 21.

The **Executive Committee** serves as an administrative committee of the Board that is available to facilitate the approval of certain corporate actions that do not require consideration by the full Board. Mr. Campbell and Mr. Cook are currently the members of the Executive Committee. The Executive Committee did not meet during fiscal 2003.

The **Nominating and Governance Committee** currently consists solely of independent directors as defined under current listing standards of The Nasdaq Stock Market. The Committee identifies and evaluates potential new Board members and provides information about potential nominees for the full Board to consider. In addition, beginning in October 2002 when we expanded the Committee's charter, the Committee also oversees corporate governance matters, which were historically handled by the full Board. Mr. Doerr and Mr. Sclavos are the current Committee members, replacing Mr. Brody and Mr. Hallman who served during fiscal 2003 until October 2002. The Committee met three times during fiscal 2003. The Committee is not presently considering nominee recommendations from stockholders.

Director Compensation

Overview

Our three directors who are company employees receive no additional or special compensation for serving as directors. Our non-employee directors receive a combination of equity and cash compensation for serving on our Board. The Board adopted our 1996 Directors Stock Option Plan (the "Directors Plan") on October 7, 1996, and from its adoption until December 2002, it was our only form of non-employee director compensation. Beginning with the second quarter of fiscal 2003, we pay each non-employee Board member an annual retainer of $30,000. In addition, each non-employee director who serves on a Board committee receives an annual retainer fee as follows: $15,000 for Audit Committee members, $15,000 for Compensation and Organizational Development Committee members, and $10,000 for Nominating and Governance Committee members. We pay these retainer fees quarterly. We also reimburse non-employee directors for their out-of-pocket expenses.

We grant options to non-employee directors under the Directors Plan according to a non-discretionary formula. The formula provides for a 45,000-share grant when an eligible director joins the Board (an "initial grant"). In December 2002, we reduced the annual grant for continued service as a Board member (an "annual grant") from 22,500 to 15,000 shares when we added a cash component to our Board compensation program. The annual grants are made on each anniversary of a Board member's Initial Grant if he or she continues to serve on the Board. Members of the Audit Committee and the Compensation and Organizational Development Committee receive a 5,000-share grant when he or she joins the committee and thereafter annually on the anniversary of the original grant date (a "committee grant"). Beginning in December 2002, we also added 5,000-share committee grants for members of our Nominating and Governance Committee in connection with the increased scope of that committee.

Initial grants vest over four years, at the rate of 25% on the first anniversary of the grant date and 2.0833% monthly after that until fully vested on the fourth anniversary of the grant date, provided the recipient remains a director of Intuit. Annual grants vest two years from the grant date, with 50% of the option shares vesting on the first anniversary of the grant date and the remaining 50% vesting pro rata over the next twelve months, so that the stock option is fully vested on the second anniversary of the grant date. Committee grants vest pro rata over twelve months and are fully vested on the first anniversary of the grant date. The exercise price for each option is the fair market value of Intuit's Common Stock on the grant date.

Fiscal 2003 Director Compensation

In fiscal 2003, each non-employee director automatically received an annual grant under the Directors Plan and one or more committee grants. Mr. Sclavos received an annual stock option grant in August 2002 and a committee grant in December 2002, Messrs. Brody and Hallman each received annual stock option grants in November 2002 and two committee grants in January 2003, Mr. Doerr received an annual stock option grant in November 2002 and a committee grant in December 2002, and Ms. Dubinsky received an annual stock option grant in February 2003 (following stockholder approval in December 2002 of the amendment of the Director Plan to reduce the annual option grants to 15,000 shares) and a committee grant in January 2003.

The following table lists the fiscal 2003 compensation for each non-employee member of our Board of Directors:

Non-Employee Director Fiscal Year 2003 Compensation

Director Name	Board	Audit Committee	Compensation and Organizational Development Committee	Nominating and Governance Committee	Total Fiscal Year 2003 Compensation
Christopher Brody	$22,500 22,500 options @ $53.71 per share	$11,250 5,000 options @ $48.29 per share	$11,250 5,000 options @ $48.29 per share		$45,000 32,500 options
L. John Doerr	$22,500 22,500 options @ $53.71 per share			$7,500 5,000 options @ $48.24 per share	$30,000 27,500 options
Donna Dubinsky	$22,500 15,000 options @ $45.68 per share	$11,250 5,000 options @ $48.29 per share			$33,750 20,000 options
Michael Hallman	$22,500 22,500 options @ $53.71 per share	$11,250 5,000 options @ $48.29 per share	$11,250 5,000 options @ $48.29 per share		$45,000 32,500 options
Stratton Sclavos	$22,500 22,500 options @ $41.40 per share			$7,500 5,000 options @ $48.24 per share	$30,000 27,500 options

Each non-employee director will receive a 15,000-share annual grant during fiscal 2004 and a committee grant of 5,000 shares for each committee on which he or she serves. In August 2003, Mr. Sclavos received a 15,000-share annual stock option grant for fiscal 2004 at an exercise price of $42.86 per share.

Compensation Committee Interlocks and Insider Participation

Mr. Brody and Mr. Hallman served as members of our Compensation and Organizational Development Committee during fiscal 2003. No executive officer of the Company during fiscal 2003 served, or currently serves, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Intuit's Board or Intuit's Compensation and Organizational Development Committee.

PROPOSAL 2—AMENDMENT OF THE 1996 EMPLOYEE STOCK PURCHASE PLAN TO ADD 500,000 AUTHORIZED SHARES

We're asking stockholders to approve the amendment of the Intuit Inc. 1996 Employee Stock Purchase Plan to increase the number of shares of Common Stock that are authorized and reserved for issuance under the Purchase Plan by 500,000 shares (from 4,900,000 shares to 5,400,000 shares).

We adopted the Purchase Plan so we could offer employees of Intuit and eligible subsidiaries a convenient way to purchase shares of Intuit stock at a discounted price and to provide an incentive for continued employment. The Purchase Plan is an important part of Intuit's total rewards program. Competitive benefit programs are a critical component of our efforts to attract and retain qualified employees. We're increasing the number of shares authorized and reserved for issuance under the Purchase Plan to enable us to continue providing this benefit to new and current employees.

The Purchase Plan is described below.

The Board of Directors recommends a vote FOR approval of the proposed amendment of the 1996 Employee Stock Purchase Plan

Purchase Plan Background

The Purchase Plan was adopted on October 7, 1996 and has a ten-year term. The Compensation and Organizational Development Committee of the Board of Directors administers the Purchase Plan and is responsible for interpreting its provisions. The Purchase Plan has been amended annually since its adoption to increase the number of shares available for issuance, and it has also been amended from time to time to change other terms. In July 2003, the Board of Directors approved the amendment of the Purchase Plan, subject to stockholder approval, to increase the number of shares of Intuit's Common Stock authorized for issuance under the Purchase Plan by 500,000 shares (from 4,900,000 shares to 5,400,000 shares). We're asking stockholders to approve the share increase in this Proposal 2.

From the adoption of the Purchase Plan through September 2, 2003, participants purchased a total of 3,014,984 shares. During this period, four Named Officers (see page 14 for a definition of this term) purchased shares: Mr. Bennett purchased 2,434 shares, Ms. Norrington purchased 1,066 shares, Mr. Stern purchased 2,969 shares, and Mr. Ihrie purchased 2,046 shares. During the same time period, Intuit's current executive officers as a group (14 people), purchased a total of 18,449 shares, and all employees other than the current executive officers purchased a total of 2,996,535 shares. No current director and no nominee for director, except Mr. Bennett, has purchased shares under the Purchase Plan. As of September 2, 2003, there were 1,885,016 shares available for future awards, not including the 500,000 shares for which we are seeking stockholder approval. The closing price of Intuit's Common Stock on The Nasdaq Stock Market on September 2, 2003 was $46.71 per share.

Eligibility

Employees of Intuit and certain subsidiaries (other than stockholders who own or have the right to acquire 5% or more of our Common Stock) are eligible to participate under the Purchase Plan if they begin working before the first day of the month in which any offering period begins: September 1st for the offering period that begins on September 16th, December 1st for the offering period that begins on December 16th, March 1st for the offering period that begins on March 16th, and June 1st for the offering period that begins on June 16th. As of September 2, 2003, approximately 6,150 employees were eligible to participate in the Purchase Plan, and approximately 3,700 employees were participating. Participants participate in the Purchase Plan by electing payroll deductions that accumulate to purchase shares at a discount.

Offering and Accrual Periods

New 12-month offering periods begin on each June 16, September 16, December 16 and March 16. Each 12-month offering period is comprised of four 3-month accrual period during which payroll deductions accumulate. Participants may only participate in one offering period at a time. The Compensation and

Organizational Development Committee can change the duration of offering periods for future offerings at least 15 days prior to the scheduled beginning of the first offering period to be affected.

proxy

Payroll Deductions

On the last business day of each three-month accrual period, the accumulated payroll deductions are used to purchase stock. Eligible employees select payroll deduction rates in 1% increments from 2% to 10% of their base salary and commissions. No interest accrues on payroll deductions. Employees may increase or decrease the rate for the next accrual period. After a participant enrolls in the Purchase Plan, the participant is automatically enrolled in subsequent offering periods unless the participant actively withdraws. A participant may withdraw from any offering period up to 15 days before the end of the offering period, in which event no stock will be purchased, and we will return the participant's accumulated payroll deductions to the participant.

Purchase Price and Amount of Stock Purchased

When a participant enrolls in the Purchase Plan, the participant essentially receives an option to purchase shares on the last day of the next four two-month accrual period at the lower of 85% of the fair market value of the shares on the offering date (the first business day of the 12-month offering period) or the purchase date (the last business day of the applicable three-month accrual period). The number of shares a participant will be able to purchase will generally be equal to the payroll deductions during the accrual period, divided by the purchase price per share. The Purchase Plan limits each participant's share purchases in order to stay within the Internal Revenue Code's $25,000 per year purchase limitation (based on the fair market value of the shares on the first day of the offering period). The Purchase Plan contains other share purchase limitations that have never been effected. These limitations include, limiting a participant's purchases to no more than two times the number of shares that he or she could have purchased by using a purchase price of 85% of the fair market value on the offering date. Also, the Compensation and Organizational Development Committee may, but has not, set a maximum number of shares that may be purchased by any participant on any purchase date.

Mergers, Consolidations and Other Corporate Transactions

If Intuit is dissolved or liquidated, the current offering period will terminate immediately prior to the liquidation or dissolution unless the Compensation and Organizational Development Committee decides otherwise. The Committee may, but is not required to, designate a date for the open offering periods to terminate and allow each participant to purchase shares with accumulated payroll deductions. If Intuit sells substantially all of its assets or is acquired in a merger with another corporation, each option under the Purchase Plan will be assumed or an equivalent option will be substituted by the successor corporation, unless the Committee decides to designate a date for the open offering periods to terminate and allow each participant to purchase shares with accumulated payroll deductions.

Purchase Plan Amendments

The Compensation and Organizational Development Committee may generally amend or terminate the Purchase Plan at any time. However, amendments to the Purchase Plan to increase the number of shares available for purchase or change certain eligibility requirements require stockholder approval. Generally no changes affecting existing purchase rights may be made without the consent of the participants. However, the Committee may terminate the Purchase Plan or an offering period in progress if it determines that it is in the best interests of Intuit and the stockholders and/or the continuation of the Purchase Plan or the offering period would cause Intuit to incur adverse accounting charges due to a change in the generally accepted accounting rules or interpretations of those rules as they apply to the Purchase Plan.

Federal Income Tax Information

The following information is a general summary of some of the current federal income tax consequences of the Purchase Plan to U.S. based participants and to Intuit. Tax laws may change, and actual tax consequences will depend on a participant's individual circumstances as well as state and local tax laws. We encourage all participants to seek tax advice when they participate in the Purchase Plan. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

Tax Treatment of U.S. Participants. Participants will not recognize income when they enroll in the Purchase Plan or when they purchase shares. All tax consequences are deferred until the participant disposes of the shares. If the participant holds the shares for one year or more after the purchase date and two years or more after the offering date, or if the participant dies while owning the shares, the participant will generally recognize ordinary income when disposing of the shares equal to the difference between the purchase price and the fair market value of the shares on the date of disposition, or 15% of the fair market value of the shares on the offering date, whichever is less. Any additional gain will be taxed as long-term capital gain. If the shares are sold for less than the purchase price, there is no ordinary income, but the participant will have a long-term capital loss for the difference between the purchase price and the sale price. If a participant sells or gifts the shares less than one year after the purchase date or less than two years after the offering date, the participant will generally have ordinary income equal to the difference between the purchase price and the fair market value on the purchase date. The difference between the sale price and the fair market value on the purchase date will be a capital gain or loss.

Tax Treatment of Intuit. When a participant recognizes ordinary income by disposing of shares before the one-year or two-year holding period ends, Intuit will generally be entitled to a tax deduction in the amount of the ordinary income.

PROPOSAL 3—RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

We have selected Ernst & Young LLP as our independent auditors to perform the audit of Intuit's consolidated financial statements for the fiscal year ending July 31, 2004, and we are asking stockholders to ratify our selection. Representatives of Ernst & Young are expected to attend the Meeting. They will have the opportunity to make a statement at the Meeting if they wish to do so, and they will be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young LLP for fiscal years 2003 and 2002:

Fee Category	Fiscal 2003	Fiscal 2002
Audit Fees	$ 708,000	$ 606,000
Audit-Related Fees	281,000	497,000
Tax Fees	1,825,000	2,304,000
All Other Fees	289,000	122,000
Total All Fees	$ 3,103,000	$ 3,529,000

Audit Fees. Consists of fees billed for professional services rendered for the audit of our financial statements and review of the interim financial statements included in quarterly reports.

Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees," and services that are normally provided by Ernst & Young in connection with statutory and regulatory filings or engagements. These services include accounting consultations in connection with acquisitions and consultations concerning financial accounting and reporting standards.

Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include tax planning, assistance with the preparation of various tax returns, services rendered in connection with acquisitions and advice on other tax-related matters.

All Other Fees. Consists of other fees not reported in the above categories. In fiscal 2002 and 2003, these services were in connection with business continuity planning.

Policy on Audit Committee Pre-Approval of Services Performed by the Independent Auditors

The Audit Committee's policy is to pre-approve at the beginning of each fiscal year all audit and permissible non-audit services to be provided by the independent auditors during that fiscal year. The Audit Committee pre-approves these services by authorizing specific projects within the categories of service outlined above, subject to a budget for each category. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. The independent auditor and management must report to the Audit Committee actual fees versus the budget periodically throughout the fiscal year.

For more information about Ernst & Young, please see the Audit Committee Report on page 25.

The Board of Directors recommends a vote FOR ratification of the selection of Ernst & Young LLP as our independent auditors for fiscal 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows shares of Intuit's Common Stock that we believe are owned as of September 2, 2003 by:

- Each stockholder owning 5% or more of the Common Stock,
- Each Named Officer (defined on page 14),
- Each director, and
- All current directors and executive officers as a group.

We calculated the "Percent of Class" based on 198,861,950 shares of Common Stock outstanding on September 2, 2003. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of September 2, 2003 (November 1, 2003) are deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the number of shares of Common Stock beneficially owned by that person, as well as the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Scott D. Cook(2)	16,581,472	8.3%
Barclays Global Investors, N.A.(3)	13,145,792	6.6
Alliance Capital Management L.P.(4)	11,544,783	5.8
Stephen M. Bennett(5)	1,584,887	*
Lorrie M. Norrington(6)	236,825	*
Raymond G. Stern(7)	176,993	*
Richard W. Ihrie(8)	134,976	*
Christopher W. Brody(9)	324,062	*
William V. Campbell(10)	912,534	*
L. John Doerr(11)	387,759	*
Donna L. Dubinsky(12)	116,523	*
Michael R. Hallman(13)	263,690	*
Stratton D. Sclavos(14)	43,540	*
All current directors and executive officers as a group (19 people)(15)	21,176,348	10.4%

* Indicates ownership of less than 1%.

(1) Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Unless indicated in the notes, the address of each beneficial owner is in care of Intuit at P.O. Box 7850, Mountain View, California 94039.

(2) Includes 15,749,858 shares held by trusts, of which Mr. Cook is a trustee, and 831,614 shares issuable upon exercise of options.

(3) We obtained information about shares owned by Barclays Global Investors, N.A. ("Barclays") from a Form 13F filed by Barclays PLC with the Securities and Exchange Commission (the "SEC") reporting share ownership as of June 30, 2003. We calculated the "percent of class" based on 199,141,638 shares outstanding as of June 30, 2003. Barclays' address is 45 Fremont Street, 30th Floor, San Francisco, California 94105.

(4) We obtained information about shares owned by Alliance Capital Management L.P. ("Alliance") from a Form 13F filed by AXA Financial, Inc. with the SEC reporting share ownership as of June 30, 2003. We calculated the "percent of class" based on 199,141,638 shares outstanding as of June 30, 2003. Alliance's address is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(5) Includes 1,374,985 shares issuable upon exercise of options held by Mr. Bennett and 207,468 shares of restricted stock that were issued subject to certain vesting requirements. See Note 3 to the "Summary Compensation Table" on page 14.

(6) Includes 235,759 shares issuable upon exercise of options held by Ms. Norrington.

(7) Includes 174,835 shares issuable upon exercise of options held by Mr. Stern.

(8) Includes 493 shares gifted by Mr. Ihrie to family members, over which Mr. Ihrie does not have sole voting and investment power, and 132,930 shares issuable upon exercise of options held by Mr. Ihrie.

(9) Includes 174,062 shares issuable upon exercise of options held by Mr. Brody. Vantage Partners Inc., of which Mr. Brody is chairman and a stockholder, holds the remaining 150,000 shares.

(10) Includes 837,240 shares issuable upon exercise of options held by Mr. Campbell.

(11) Includes 160,728 shares issuable upon exercise of options held by Mr. Doerr. A trust, of which Mr. Doerr is a co-trustee, holds the remaining 227,031 shares.

(12) Includes 113,500 shares issuable upon exercise of options held by Ms. Dubinsky.

(13) Includes 95,628 shares issuable upon exercise of options held by Mr. Hallman. A trust, of which Mr. Hallman is a co-trustee, holds 87,600 shares.

(14) Represents shares issuable upon exercise of options held by Mr. Sclavos.

(15) Includes 4,648,842 shares issuable upon exercise of options. Also includes shares and options held by the individuals described in Note 2 and Notes 5 through 14, plus an additional 11,500 shares and 401,587 options held by other executive officers.

EXECUTIVE COMPENSATION

The following table shows compensation earned during fiscal 2001, 2002 and 2003 by Intuit's Chief Executive Officer and Intuit's other four most highly compensated executive officers for fiscal 2003. These people are called the "Named Officers." The information in the table includes salaries, bonuses, stock options and restricted stock awards and other miscellaneous compensation. For information about employment contracts and change-of-control arrangements between Intuit and the Named Officers, see "Employment Contracts and Change-in-Control Arrangements" at page 17.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and FY03 Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	All Other Compensation ($)
Stephen M. Bennett..... President and CEO	2003	$990,000	$2,950,000	$396,187(2)	$17,964,750(3)	225,000(4)	$2,500(5)
	2002	950,000	3,000,000	296,187(2)	—	225,000(6)	5,812(5)
	2001	825,000	1,860,375	296,187(2)	—	500,000	2,880(5)
Lorrie M. Norrington ... Executive Vice President, Office of the CEO	2003	510,000	552,585(7)	306,049(8)	12,209(9)	150,000(10)	2,500(11)
	2002	475,000	1,200,000(12)	319,880(13)	—	50,000(6)	2,500(11)
	2001	—	750,000(14)	—	—	350,000(14)	—
Scott D. Cook .... Chairman of the Executive Committee	2003	450,000	400,000	—	—	—	—
	2002	450,000	400,000	—	—	500(15)	1,995(16)
	2001	412,000	289,140	—	—	100,000	1,393(16)
Raymond G. Stern...... Senior Vice President, Corporate Development & Strategy	2003	400,000	375,000		10,832(9)	87,500(10)	3,020(17)
	2002	360,000	375,000	—	—	37,500(6)	3,268(17)
	2001	330,000	256,350	—	—	90,000	3,201(17)
Richard W. Ihrie .... Senior Vice President and CTO	2003	350,000	400,000	—	9,501(9)	87,500(10)	4,106(18)
	2002	325,000	350,000	—	—	37,500(6)	2,500(11)
	2001	201,923	399,427(19)	144,958(20)	—	150,000	992(16)

(1) Unless otherwise indicated, for fiscal 2003 we paid bonuses under the Intuit Performance Incentive Plan ("IPI"). Mr. Bennett and Ms. Norrington received part of their bonus for fiscal 2003 under the Senior Executive Incentive Plan ("SEIP") that was approved by stockholders in December 2002. In fiscal 2002 we paid all bonuses under the IPI. Both the IPI and SEIP are designed to tightly link an individual's compensation with his or her individual performance, and to link total company compensation levels with Intuit's performance. In fiscal 2001, Named Officers received payments under Intuit's broad-based Performance Sharing Plan ("PSP"), under that plan payments were based on company results not individual performance. Beginning with fiscal 2002, to greater link an individual's compensation with his or her individual performance, we excluded executives and salaried employees from the PSP. See the Compensation and Organizational Development Committee Report on page 21.

(2) Includes a $100,000 contribution by Intuit on Mr. Bennett's behalf to the Intuit Inc. Executive Deferred Compensation Plan for fiscal year 2003, and $296,187, which is the amount of interest calculated at the applicable federal rate of 6.77% per year in effect at the time the loan was made, compounded annually, that would have been payable in each of fiscal 2001, 2002 and 2003 on a $4,375,000 loan from Intuit to Mr. Bennett if the loan not been interest free. See "Related Party Transactions" on page 27.

(3) Represents the value of restricted stock units awarded pursuant to a stock bonus grant made to Mr. Bennett under the 2002 Equity Incentive Plan on July 30, 2003. This award vests as to 255,000 shares on July 31, 2006, and as to an additional 85,000 shares on each of July 31, 2007 and July 31, 2008. Only vested shares will be issued, and Intuit will not issue shares until the first day of the fiscal year in which Mr. Bennett is no longer Chief Executive Officer of Intuit; provided, however, that he may elect to receive up to 50% of the

vested shares on an accelerated basis. The value of the restricted stock units is equal to the number of shares subject to the award multiplied by the closing stock price of $42.27 per share on July 30, 2003, the date of the award. As of July 31, 2003, in addition to the 425,000 restricted stock units awarded in July 2003, Mr. Bennett held an aggregate of 112,500 shares of restricted stock. Of these, 60,000 shares were acquired in connection with a 150,000 share restricted stock grant made in January 2000 that vests over five years, and 52,500 shares were acquired in connection with a 75,000 share restricted stock grant also made in January 2000, but that vests over ten years. The value of these restricted stock units and restricted shares (net of the amounts Mr. Bennett paid for these restricted shares) at the closing stock price of $43.13 on July 31, 2003 are $18,330,250, $2,587,800 and $2,264,325, respectively. The 425,000 restricted stock units granted in July 2003 do not have voting rights. If Intuit were to pay a dividend on its shares of Common Stock before the shares under the restricted stock units have vested, Intuit would pay the dividends at the time the shares are issued. The restricted shares have voting rights and the right to receive dividends, if any. See "Employment Contracts and Change in Control Arrangements" on page 17.

(4) Represents an option granted on September 25, 2002. See footnote (6) below regarding this grant.

(5) Represents term life insurance premiums of $2,880 in fiscal 2001, $3,312 in fiscal 2002, and matching contributions under Intuit's 401(k) retirement plan of $2,500 for each of fiscal years 2002 and 2003.

(6) Represents options granted on July 31, 2002. On that date, the Compensation Committee also agreed to grant to the officers awarded option grants that day a second option for the same number of shares in early fiscal 2003. On September 25, 2002, the Compensation Committee granted the second option for the same number of shares.

(7) Includes a fiscal 2003 bonus of $550,000 and a $2,585 bonus.

(8) Includes $291,274, which is the amount of interest calculated at the applicable federal rate at the time the loan was made of 5.77% per year, compounded semi-annually, that would have been payable in fiscal 2003 on a $5,000,000 loan from Intuit to Ms. Norrington had the loan not been interest free, and $14,775 of relocation expenses. See "Related Party Transactions" on page 27.

(9) Represents the value of matching stock units awarded pursuant to stock bonus grants made under the 2002 Equity Incentive Plan on June 13, 2003. The matching units were granted pursuant to Intuit's Executive Share Ownership and Matching Unit Program. The matching units automatically vest four years after the grant date and shares will be issued on the vesting date; provided, however, that the holder may defer issuance of the underlying shares to a date not later than the first day of the fiscal year following termination of employment with Intuit. The matching units are valued at the closing stock price of $45.90 per share on June 13, 2003, the date of the award. Ms. Norrington was awarded 266 matching units, Mr. Stern was awarded 236, and Mr. Ihrie was awarded 207; these matching units valued at the closing stock price of $43.13 on July 31, 2003 are $11,473, $10,179 and $8,928, respectively. The matching units do not have voting or dividend rights. See the discussion of "Matching Units" in the Compensation and Organizational Development Committee Report on page 21.

(10) Includes an option granted on September 25, 2002 and an option granted on July 30, 2003. See footnote (6) above regarding the September 25, 2002 grant.

(11) Represents matching contributions under Intuit's 401(k) retirement plan.

(12) Includes a $750,000 anniversary bonus earned on July 31, 2002 (the first anniversary of her start date) under her employment agreement and a fiscal 2002 bonus of $450,000.

(13) Includes $276,605 of relocation expenses. Also includes $43,275 of interest calculated at the applicable federal rate at the time the loan was made of 5.77% per year, compounded semi-annually, that would have been payable on $5,000,000 of the $5,500,000 loan from Intuit to Ms. Norrington had that portion of loan not been interest free. See "Related Party Transactions" on page 27.

(14) Ms. Norrington joined Intuit on July 31, 2001, the last day of fiscal 2001. On that date, she earned a $750,000 signing bonus, and we granted her 350,000 stock options.

(15) Mr. Cook received this stock option grant under Intuit's patent incentive program.

(16) Represents a term life insurance premium.

(17) Represents term life insurance premiums of $701 in fiscal 2001, $768 in fiscal 2002 and $520 in fiscal 2003, and matching contributions under Intuit's 401(k) retirement plan of $2,500 for each of fiscal years 2001, 2002 and 2003.

(18) Includes an employee referral bonus of $1,606 and $2,500 in matching contributions under Intuit's 401(k) retirement plan.

(19) Mr. Ihrie joined Intuit in November 2000. Includes a one-time $200,000 bonus paid to Mr. Ihrie in January 2001.

(20) Includes $78,156 of interest forgiven on a loan from Intuit to Mr. Ihrie, relocation expenses of $64,476 and health and welfare insurance premiums of $2,326.

Option Grants in Fiscal 2003

The following table shows information about stock option grants to the Named Officers during fiscal 2003. These options are included in the "Summary Compensation Table" on page 14. SEC rules require us to show hypothetical gains that the Named Officers would have for these options at the end of their terms. We calculated these gains assuming annual compound stock price appreciation of 5% and 10% from the date the option was originally granted to the end of the option term. **The 5% and 10% assumed annual compound rates of stock price appreciation are required by SEC rules. They are not Intuit's estimate or projection of future stock prices.**

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Shares Underlying Options Granted(#)	% of Total Options Granted To Employees in Fiscal 2003	Exercise Price ($/Sh)	Expiration Date	5%	10%
Stephen M. Bennett	225,000(1)(2)	3.6600	$44.32	09/25/09	$4,059,605	$9,460,607
Lorrie M. Norrington	50,000(1)(2)	0.8132	44.32	09/25/09	902,135	2,102,357
	100,000(3)(2)	1.6265	42.27	07/30/10	1,720,813	4,010,227
Scott D. Cook	—	—	—	—	—	—
Raymond G. Stern	37,500(1)(2)	0.6100	44.32	09/25/09	676,601	1,576,768
	50,000(3)(2)	0.8132	42.27	07/30/10	860,407	2,005,114
Richard W. Ihrie	37,500(1)(2)	0.6100	44.32	09/25/09	676,601	1,576,768
	50,000(3)(2)	0.8132	42.27	07/30/10	860,407	2,005,114

(1) Options granted on September 25, 2002.

(2) We granted all of these options under our 2002 Equity Incentive Plan at an exercise price equal to the fair market value on the grant date. The options expire seven years from the grant date. They will terminate earlier if the holder terminates employment before the options expire. Of the shares subject to these options, 33 1/3% will vest on the first anniversary of the grant date. The remaining shares vest in 24 equal monthly installments, such that the option is fully vested three years after the grant date.

(3) Options granted on July 30, 2003.

Option Exercises and Fiscal Year-End Values

The following table shows information about the value realized on option exercises for each of the Named Officers during fiscal 2003, and the value of their unexercised options at the end of fiscal 2003. We granted these options under our 2002 Equity Incentive Plan. Value realized, or gain, is measured as the difference between the exercise price and the price at which the shares were sold on the date of exercise. Value at fiscal year end is measured as the difference between the exercise price and fair market value on July 31, 2003, which was $43.13.

Aggregated Option Exercises in Fiscal 2003 and July 31, 2003 Option Values

Name	Shares Acquired On Exercise(#)	Value Realized($)	Number of Shares Underlying Unexercised Options at Fiscal Year-End(#) Exercisable	Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End($) Exercisable	Unexercisable
Stephen M. Bennett	—	—	1,234,992	615,008	5,253,000	—
Lorrie M. Norrington	—	—	191,665	358,335	1,531,250	1,617,250
Scott D. Cook	—	—	823,238	27,262	26,190,307	220,193
Raymond G. Stern	46,829	1,798,364	151,711	145,210	2,323,970	431,862
Richard W. Ihrie	400	9,448	106,890	167,710	381,219	343,781

proxy

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

We have entered into the following employment and change-in-control agreements with our Named Officers:

Stephen M. Bennett

On July 30, 2003, we amended and restated Mr. Bennett's original January 2000 employment contract. Under this agreement, Mr. Bennett's base salary is $990,000. We agreed to make an annual fully vested employer contribution to our Executive Deferred Compensation Plan in the amount of $50,000, and we may increase the contribution based on his performance to up to $200,000. The amended agreement provides that Mr. Bennett's annual performance bonus will be determined under our Senior Executive Incentive Plan ("SEIP"), a cash bonus incentive plan that stockholders approved last year. The SEIP is designed to meet the performance based compensation requirements under Section 162(m) of the Internal Revenue Code so that we may fully deduct Mr. Bennett's bonuses. Mr. Bennett's target bonus is 160% of his base salary, but his bonus, if any, will be payable only upon his attainment of performance goals established consistent with the stockholder approved SEIP and Code Section 162(m). Mr. Bennett's loans with Intuit remain unchanged under this amended and restated employment agreement. See "Related Party Transactions" at page 27.

Recognizing Mr. Bennett's importance to Intuit's continued growth, on the same day we entered into the amended and restated employment agreement with Mr. Bennett, we granted him a 425,000 share restricted stock unit grant in the form of a stock bonus award under our 2002 Equity Incentive Plan. This award is structured to reflect Mr. Bennett's commitment to remain at Intuit. To this end, the award will not begin to vest for three years. Provided Mr. Bennett remains employed with Intuit, he will vest as to 255,000 of the shares on July 31, 2006 and thereafter he will vest as to an additional 85,000 on each of July 31, 2007 and July 31, 2008. We will only issue shares to Mr. Bennett after he has vested in them and not earlier than the first business day of the fiscal year following the fiscal year in which Mr. Bennett ceases to be our Chief Executive Officer or a Named Officer. However, Mr. Bennett may elect to have us issue 50% of shares that have vested on an earlier date.

Mr. Bennett can terminate the employment agreement at any time upon written notice to the Board of Directors. Intuit may terminate Mr. Bennett's employment upon the written recommendation of two-thirds of the Board of Directors. If Intuit terminates Mr. Bennett other than for "cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions) or if Mr. Bennett terminates his employment for "good reason" (which includes relocation or a reduction in duties, title or compensation), Mr. Bennett is entitled to severance pay equal to six months of his then-current salary, accelerated vesting of the remaining unvested shares subject to his two restricted stock grants equal to 225,000 shares that were awarded to him when he was hired in January 2000, accelerated vesting of his 800,000 share stock option that was granted to him when he started employment at Intuit in January 2000 equal to those number of shares that would have vested over the next twelve months, and a pro rata vesting of shares under his 425,000 restricted stock unit award based on the portion of time he has provided services over the full five year vesting period. If Mr. Bennett's termination occurs within two months before or twelve months after any change of control of Intuit, he will be entitled to twelve months of his then-current salary, his full target bonus for the year of termination, accelerated vesting of all restricted stock, accelerated vesting of his new hire options granted to him in January 2000 that would have vested over the next twenty-four successive months, and full vesting of his restricted stock unit award.

Lorrie Norrington

On July 31, 2003, we amended and restated Ms. Norrington's original July 31, 2001 employment contract. Under her amended and restated employment contract, Ms. Norrington's base salary is $570,000. The amended agreement provides that Ms. Norrington's annual performance bonus will be determined under our SEIP so that we may fully deduct Ms. Norrington's bonuses. Ms. Norrington's target bonus is 70% of her base salary, and is payable only upon attainment of performance goals established consistent with the stockholder approved SEIP and Code Section 162(m). Ms. Norrington's amended and restated employment agreement does not alter the terms of her loan with Intuit. See "Related Party Transactions" at page 27.

Ms. Norrington can terminate the employment agreement at any time upon written notice to the President and Chief Executive Officer. Intuit may terminate Ms. Norrington's employment upon the written recommendation of two-thirds of the Board of Directors. If Intuit terminates Ms. Norrington other than for "cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions), or if Ms. Norrington terminates her employment for "good reason" (which includes relocation by Intuit or a reduction in duties, the Chief Executive Officer leaving within a certain period of time following execution of the employment agreement and her not being offered his position, title or compensation), Ms. Norrington is entitled to severance pay equal to eighteen months of her then-current salary, accelerated vesting equal to eighteen months under her new hire stock option and a year in which to exercise that option.

Richard Ihrie

On October 12, 2000, we entered into an employment agreement with Richard W. Ihrie to join Intuit on November 27, 2000 as our Senior Vice President and Chief Technology Officer. Under this agreement, Mr. Ihrie received a one-time bonus of $200,000 in January 2001, reimbursement for relocation expenses and an option grant for 100,000 shares. If Intuit terminates Mr. Ihrie other than for "cause" (which includes gross negligence, willful misconduct or willful misconduct that materially affects his work), Mr. Ihrie is entitled to severance pay equal to six months of his then-current salary and accelerated vesting of his new hire options that would have vested in the next six months. Mr. Ihrie's initial salary was $300,000.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of September 2, 2003, concerning securities authorized for issuance under all of Intuit's equity compensation plans, excluding the additional shares we're proposing to add to the Purchase Plan that are subject to stockholder approval at the Meeting:

Plan Category	Number of Securities to be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)(4)	30,999,222	$36.2395	8,490,070(2)(5)
Equity compensation plans not approved by security holders	2,002,267(3)	38.7860	2,215,192(6)
Total	33,001,489	36.3940	10,705,262

(1) Does not include the additional shares we are asking our stockholders to add to the Purchase Plan.

(2) Includes 6,438,179 shares available for issuance under our 2002 Equity Incentive Plan, 166,875 shares available for issuance under our Directors Plan, and 1,885,016 shares available for issuance under our Purchase Plan.

(3) Reflects options outstanding under our 1998 Option Plan for Mergers and Acquisitions. See below for a description of this plan.

(4) Intuit has assumed options held by employees of several companies that we acquired. Of these assumed options, an aggregate of 262,695 shares at a weighted-average exercise price of $24.6146 per share were outstanding at September 2, 2003. These options are not included in the table.

(5) Of these shares, an aggregate of 500,000 shares may be issued annually as restricted stock awards or stock bonuses under our 2002 Equity Incentive Plan, including any matching units granted under Intuit's Executive Share Ownership and Matching Unit Program (less any shares subject to options that have been granted at a price less than fair market value on the date of grant).

(6) Available shares reserved for issuance under the 1998 Option Plan for Mergers and Acquisitions.

EQUITY COMPENSATION PLANS NOT APPROVED BY SECURITY HOLDERS

1998 Option Plan for Mergers and Acquisitions

In November 1998, our Board of Directors adopted the 1998 Option Plan for Mergers and Acquisitions (the "1998 Plan") to grant non-qualified stock options to individuals Intuit hires as a result of acquisitions of, or mergers with, other companies. The 1998 Plan was designed to meet the "broadly based plans" exemption from the stockholder approval requirement for stock option plans under The Nasdaq Stock Market listing requirements that were then in place. Accordingly, we did not seek stockholder approval of the 1998 Plan.

Shares Subject to the 1998 Plan. We have reserved 6,000,000 shares for issuance under the 1998 Plan. If any option granted under the 1998 Plan expires or terminates for any reason without being exercised in full, the unexercised shares return to the 1998 Plan and become available for future issuance under it. Both the number of shares available for future grant and previously granted but unexercised options are subject to adjustment for any future stock dividends, splits, combinations, or other changes in capitalization as described in the 1998 Plan.

Other Plan Terms. Options under the 1998 Plan can only be granted to employees, officers, consultants, independent contractors and advisors of Intuit or any parent, subsidiary or affiliate of Intuit (as defined in the 1998 Plan) hired as a result of a merger or acquisition and within 18 months following the completion of the relevant acquisition or merger. The Compensation and Organizational Development Committee administers the 1998 Plan and determines which eligible individuals receive awards and the terms and conditions of the awards. The Committee has delegated to the Chief Executive Officer the authority to grant stock options to certain employees and consultants. All options have an exercise price not less than the fair market value of Intuit's Common Stock on the date of grant. Options granted from inception through April 2002 generally become exercisable over a four-year period based on continued service and expire ten years after the grant date. Options granted beginning in May 2002 typically vest over a three-year period and expire seven years after the grant date. Options granted to officers hired as a result of a merger or acquisition cannot exceed 45% of all shares reserved for grant under the 1998 Plan. The 1998 Plan does not comply with the requirements for tax deductibility under Section 162(m) of the Internal Revenue Code. If Intuit were acquired and the acquiring corporation did not assume or replace the awards granted under the 1998 Plan, or if Intuit were to liquidate or dissolve, all outstanding awards would become fully vested at such time and on such conditions as the Board shall determine, and the awards would expire at the closing of the transaction or at the time of dissolution or liquidation. If Intuit is acquired and the acquiring company assumes the outstanding options under the Plan, options granted on or after May 31, 2002 accelerate as to 12 months of vesting if the optionee is terminated within one year following the acquisition. The Compensation and Organizational Development Committee may at any time terminate or amend the 1998 Plan in any respect; provided, however, that no amendment that is detrimental to a plan participant may be made without the consent of the participant, and provided further that, under recently revised rules of The Nasdaq Stock Market, any material amendment receives stockholder approval.

This proxy statement contains a report issued by our Compensation and Organizational Development Committee relating to executive compensation for fiscal 2003, a report issued by our Audit Committee relating to certain of its activities during fiscal 2003, and a chart titled "Company Stock Price Performance." Stockholders should be aware that under SEC rules, the Compensation and Organizational Development Committee and Audit Committee reports and the stock price performance chart are not considered "filed" with the SEC under the Securities Exchange Act of 1934, and are not incorporated by reference in any past or future filing by Intuit under the Securities Exchange Act of 1934 or the Securities Act of 1933, unless these sections are specifically referenced.

COMPENSATION AND ORGANIZATIONAL DEVELOPMENT COMMITTEE REPORT

We, Christopher W. Brody and Michael R. Hallman, are the current members of the Compensation and Organizational Development Committee and were throughout fiscal 2003. See page 26 for information about the Committee and our new charter revised to include organizational development to reflect our focus on growth.

proxy

General Compensation Policy for Executive Officers

Intuit's company-wide compensation philosophy is to pay for performance. We tightly link an individual's compensation with his or her individual performance, and link total company compensation levels with Intuit's performance. To ensure that Intuit maintains a competitive compensation package, Intuit regularly assesses its total rewards package against the market. The market of companies used in these assessments is comprised of comparable technology companies, some of which are included in the indices referenced in our performance graph on page 26, as well as labor market competitors and companies in other industries that reflect best practices. This third-party survey market data is provided to us by outside compensation consultants.

Intuit's comprehensive performance management approach to executive compensation seeks to balance the interests of our three key stakeholders—employees, customers and stockholders—by:

- Rewarding leaders for their individual impact on Intuit's progress against one-year operational and longer term strategic plans
- Reinforcing strategic and business plans to position Intuit for growth
- Enhancing stockholder value over time

All major compensation components of Intuit's executive officers are structured to provide significant differentiation based on individual performance. These components include base salary, annual bonus and long-term equity incentives. Intuit provides long-term equity incentives to its executive officers in the form of stock options and restricted stock unit bonus awards, both described below.

Stock options are a critical component of Intuit's efforts to attract and retain executive officers and other employees. Intuit is sensitive to the concerns of its stockholders about the dilutive impact of stock options. Accordingly, Intuit's option grant practices have been designed to reflect an appropriate balance between stockholders' dilution concerns and Intuit's need to remain competitive by maintaining a high-performing organization. Over the last several years we have significantly reduced Intuit's annual net stock option grant rate. We define net option grants as options granted less options canceled or expired and returned to the pool of options available for grant. Intuit's net stock option grant rate for fiscal 2003 was 2.66% of 199,471,726 shares outstanding at July 31, 2003 (the 2.66% rate excludes restricted stock unit bonus awards in the numerator, if those awards were included the rate would be 2.87%). For fiscal 2002 it was 3.23% of 211,163,641 shares outstanding at July 31, 2002, down from 6.89% of 187,624,869 shares outstanding on July 31, 2000 for fiscal 1999. See Intuit's Form 10-K for the fiscal year ending July 31, 2003 at page 87 for detailed information on Intuit's stock option grant rate over the last several fiscal years.

In fiscal 2003, we began to grant restricted stock unit bonus awards under the matching grant component of our mandatory share ownership program and we granted a restricted stock unit bonus award to Mr. Bennett. (Mr. Bennett's award is described in this Report below in "Intuit Performance and CEO Compensation".) In May 2003, Intuit launched the first phase of its new mandatory share ownership program. The program requires Senior Vice Presidents, the Executive Vice President and members of the Board of Directors to hold a minimum of 3,000 shares each and the Chief Executive Officer to hold a minimum of 100,000 shares by the later of May 2006 or three years from the date the individual becomes subject to the share ownership program. Share ownership demonstrates to employees, customers and stockholders the commitment of our executives and Board members to the company. In addition, studies have shown that key officers and directors who own shares positively influence stockholder return over time. To encourage Senior Vice Presidents and the Executive Vice President to buy Intuit shares as quickly as possible, we approved a matching unit program under which we grant the executive a restricted stock unit bonus award for one share for each two shares the executive buys. Please see the "Matching Unit" discussion below for a description of this component of Intuit's mandatory share ownership program.

Fiscal 2003 Executive Compensation

Near the beginning of each fiscal year, we review base salary levels and target annual bonuses for each Intuit officer for the upcoming fiscal year, as well as actual bonus payments for the completed fiscal year. And with respect to each executive officer, we determine the actual amounts of each of these compensation components. We consider many factors, including the scope of the officer's particular job, his or her performance in the job, the expected value of the officer's future impact or contribution to Intuit's success and growth, Intuit's recent financial performance and market competitiveness. We assess market competitiveness using third party survey data. We use the same factors plus retention considerations when determining stock option grant awards. We review, and give considerable weight to, the recommendations of both the Chief Executive Officer and the Chairman, except with respect to their own compensation.

Annual Cash Incentive Compensation. We approved fiscal 2003 incentive bonuses for officers under Intuit's Performance Incentive ("IPI") Plan, except for Steve Bennett and Lorrie Norrington's. We approved Mr. Bennett and Ms. Norrington's bonuses for the first half of fiscal 2003 under the IPI and for the second half of fiscal 2003 under the Senior Executive Incentive Plan ("SEIP"). The SEIP is a cash incentive Internal Revenue Code Section 162(m) compliant plan approved by Intuit's stockholders in December 2002. The total bonus pool available for payment for all eligible employees under the IPI, including executive officers, was determined based on Intuit's financial performance for fiscal 2003 as well as Intuit's progress on its strategic business model to position the company for the future. Even though Intuit had a solid year, we approved a smaller IPI bonus pool for fiscal 2003 than we did for fiscal 2002 in recognition of the challenges the company faced in fiscal 2003.

Equity Compensation.

Stock Options. During fiscal 2003 Intuit limited executive officer stock option grants to new-hire and performance review and retention grants. New-hire grants are options made at the time an employee starts to work for Intuit. They are made for recruitment and retention purposes. Intuit currently grants options that become exercisable as they vest over a three-year period to provide a long-term incentive for the employee to remain with Intuit. Of the 6,148,327 shares made subject to option grants in fiscal year 2003, Intuit granted stock options for 1,367,500 to our executive officers. Options provide value only if Intuit's stock price increases (which benefits all stockholders), and only if the executives remain with Intuit until their options vest.

Matching Units. In May 2003, we launched the first phase of a mandatory share ownership program. Under this program Senior Vice Presidents, the Executive Vice President and Board members are required to hold a minimum of 3,000 shares by the later of May 2006 or three years from the date the individual becomes subject to the share ownership program. The Chief Executive Officer is required to hold 100,000 shares. To provide an incentive to the Senior Vice Presidents and the Executive Vice President, we implemented a matching unit component to the share ownership program. For each two shares purchased by the executive during the three year compliance period, we award a one share restricted stock unit bonus award under the 2002 Equity Incentive Plan to the executive, up to a maximum of 1,500 matching unit shares. These matching units vest as to 100% of the shares subject to the award four years after the award date, or earlier on the officer's retirement, death or disability.

Intuit Performance and CEO Compensation

Mr. Bennett has served as President and Chief Executive officer since January 2000. Under Mr. Bennett's leadership during fiscal 2003, Intuit accomplished the following:

Excellent Financial Performance

- Outperformed its peer group and broader indices against several key financial growth and return measures (see "Comparison of 5 Year Cumulative Return" chart on page 26)

- ❑ Revenue grew 26%
- ❑ Pro forma* operating income up 46%
- ❑ Pro forma* earnings per share up 51%
- ❑ Pro forma* operating margin of 24%

Stronger Business Portfolio

- ❑ Continued strong execution of "Right for My Business" Strategy
- ❑ Acquired Blue Ocean, a strategically important company with great growth potential
- ❑ Sold Intuit KK (Japan) for $79M as not synergistic with Intuit's current direction

Building High Performance Teams

- ❑ Launched new leadership development program to grow key leaders
- ❑ Recruited and promoted key executives to continually strengthen Intuit's leadership team
- ❑ Named again one of Fortune 100 Best Companies to Work For as well as national and local employer of choice recognition

Operational Excellence—Effective Execution

- ❑ Outstanding execution against one-year operating and longer term strategic plans
- ❑ Strengthened internal audit and governance initiatives and created a Board of Directors level governance committee
- ❑ Made significant improvements in business infrastructure (e.g., enterprise applications, data center and help desk service and productivity)

Based on these contributions, Mr. Bennett received an annual performance-based bonus of $2,950,000. This bonus was comprised of a $1,500,000 bonus payment under our IPI bonus plan and a $1,450,000 bonus payment under our SEIP bonus plan. Stockholders approved the SEIP during fiscal 2003. Accordingly, for his performance during the first half of fiscal 2003, Mr. Bennett's bonus was calculated and paid under our IPI bonus plan that generally applies to all salaried employees. For his performance during the second half of fiscal 2003 Mr. Bennett's bonus was calculated and paid under our SEIP bonus plan. Mr. Bennett's bonus, if any, for his performance during fiscal 2004 will be paid under the stockholder approved SEIP.

Recognizing Mr. Bennett's importance to Intuit's continued growth, effective July 30, 2003, Intuit amended and restated Mr. Bennett's original January 2000 employment contract. This agreement keeps Mr. Bennett's base salary at $990,000 for fiscal 2004, which is unchanged from 2003, but up from $950,000 in fiscal 2002. The agreement granted Mr. Bennett a 425,000 share restricted stock unit award structured to reflect his commitment to remain at Intuit. Accordingly, this award will not begin to vest for three years. On July 31, 2006, Mr. Bennett will vest as to 255,000 shares, and thereafter he will vest as to 85,000 shares each on July 31, 2007 and 2008. Mr. Bennett's new agreement also provides for Intuit to make an annual employer contribution to Intuit's nonqualified deferred compensation plan based on his performance. See "Employment Contracts and Change-in-Control Arrangements" on page 17 for details.

On September 25, 2002, Steve Bennett was issued an option for 225,000 shares. We granted this option at fair market value, as we have done with all of Mr. Bennett's stock option grants. The option vests over three years from the date of grant and represents the second half of the stock option grant we authorized be made to him during fiscal 2002. See the "Summary Compensation Table" on page 14.

---

* For a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP, see page 61 of the Annual Report to Stockholders.

Compliance with Section 162(m) of the Internal Revenue Code of 1986

Under Section 162(m) of the Internal Revenue Code, compensation to a Named Officer in excess of $1,000,000 per year is not tax deductible for Intuit unless certain requirements are met. Intuit has taken steps to meet those requirements so that certain compensation in excess of $1,000,0000 is deductible. For example, Intuit's 2002 Equity Incentive Plan and 1996 Employee Stock Purchase Plan each comply with the requirements of Section 162(m). Intuit's 1998 Option Plan for Mergers and Acquisitions was adopted under the "Nasdaq broad based plans" exemption from stockholder approval requirements and accordingly has not been approved by stockholders; therefore, it does not comply with the requirements of Section 162(m). During fiscal 2003, Intuit stockholders approved the SEIP, a cash incentive bonus plan designed to comply with the deductibility requirements of Code Section 162(m). For their services in the second half of fiscal 2003, Mr. Bennett and Ms. Norrington were awarded bonuses under the SEIP in the amount of $1,450,000 and $275,000, respectively, both of which were paid in fiscal 2004.

During fiscal 2003, Ms. Norrington received approximately $721,000 in compensation that will not be tax deductible under Section 162(m). During fiscal 2003, Mr. Bennett received approximately $4,490,000 in compensation that will not be tax-deductible under Section 162(m). This non-deductible amount was largely attributable to Mr. Bennett's $3,000,000 bonus paid in fiscal 2003 for his services in fiscal 2002. As Mr. Bennett and Ms. Norrington's bonuses for fiscal year 2004, if any, will be paid under the stockholder approved 162(m) compliant SEIP, we expect that a much smaller portion of Mr. Bennett's and Ms. Norrington's fiscal 2004 compensation will not be deductible under Section 162(m). Intuit does not expect that the deductibility of cash compensation it pays to other executive officers in fiscal 2004 will be affected by the limitations of Section 162(m). However, since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that Intuit may enter compensation arrangements under which payments are not deductible under Section 162(m).

Conclusion—Our Commitment . . .

In fiscal 2003, we expanded our charter to include organizational development activities to reflect our focus on building a great organization that will facilitate and support Intuit's growth. Our revised charter reflects our commitment to attract, retain, develop and reward outstanding people at every level of the company. In accordance with the terms and the spirit of our revised charter, we operate with a focus on the following:

- ❑ We strive to ensure that Intuit's compensation programs are fiscally responsible, market responsive and based on performance
- ❑ We are dedicated to the Intuit corporate governance principles
- ❑ Guided by these principles we will continue to review and monitor senior management's compensation and their development to produce the greatest value for the Company's three stakeholders—employees, customers and stockholders

COMPENSATION & ORGANIZATIONAL
DEVELOPMENT COMMITTEE MEMBERS

Christopher W. Brody
Michael R. Hallman

AUDIT COMMITTEE REPORT

We, the members of the Audit Committee, assist the Board of Directors in its oversight of Intuit's financial accounting, reporting and controls. We also evaluate the performance and independence of Intuit's independent auditors. Each of us is "independent" as required by current listing standards of The Nasdaq Stock Market and the higher standards that are required for Audit Committee members pursuant to The Sarbanes-Oxley Act of 2002. We operate under a written charter that both the Board and we have approved. We have included a copy of the current charter as Appendix 1 to this proxy statement. We would like to remind our stockholders that, although each of us meets Nasdaq's current regulatory requirements for financial literacy and expertise and the Board of Directors has determined that each of us is an "audit committee financial expert," we are not professionally engaged in the practice of auditing or accounting and are not technical experts in auditing or accounting.

Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting the accounting and financial reporting principles and designing Intuit's system of the internal control over financial reporting. Intuit's independent auditors, Ernst & Young LLP, are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards and issuing a report on the consolidated financial statements. We oversee these processes.

We reviewed and discussed the audited financial statements for the fiscal year ended July 31, 2003 with management and the independent auditors. We also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards 61, Communication with Audit Committees, as amended. We received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees and discussed with Ernst & Young their independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the charter, we recommended to the Board of Directors that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2003. We also approved the selection of Ernst & Young as independent auditors for fiscal 2004.

AUDIT COMMITTEE MEMBERS

Christopher W. Brody
Donna L. Dubinsky
Michael R. Hallman

COMPANY STOCK PRICE PERFORMANCE

The graph below compares the cumulative total stockholder return on Intuit Common Stock for the last five full fiscal years with the cumulative total return on the S&P 500 Index and the Morgan Stanley High Technology Index for the same period. The graph assumes that $100 was invested in Intuit Common Stock and in each of the other indexes on July 31, 1998 and that all dividends were reinvested.

The comparisons in the graph below are based on historical data—with Intuit Common Stock prices based on the closing price on the dates indicated—and are not intended to forecast the possible future performance of Intuit's Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG INTUIT INC., THE S&P 500 INDEX
AND THE MORGAN STANLEY HIGH TECHNOLOGY INDEX



DOLLARS
300
250
200
150
100
50
0
7/98
7/99
7/00
7/01
7/02
7/03
100.00
164.45
205.03
207.32
265.21
260.08
176.60
254.48
129.20
76.82
94.83
120.20
130.99
112.22
85.71
93.69
INTUIT INC.
S&P 500
MORGAN STANLEY HIGH TECHNOLOGY

RELATED PARTY TRANSACTIONS

We have described below transactions that involved more than $60,000 between Intuit and an executive officer, director or 5% stockholder or any of their immediate family members that have been entered into since the beginning of fiscal 2003 or that involved indebtedness to or payments from Intuit during fiscal 2003. For information about compensation paid in connection with employment or Board service for Named Officers and directors, see "Executive Compensation" beginning at page 14, and "Director Compensation" beginning at page 6.

proxy

Secured Mortgage Loans to Executive Officers

Historically, we have approved loans for executive officers, most often for recruiting purposes in connection with their relocation and purchase of a residence near their place of work. These loans have generally been provided when the executive relocated to a higher-cost housing market, such as the San Francisco Bay Area. All of the mortgages to the executive officers are secured by the homes they purchase.

The Sarbanes-Oxley Act of 2002 prohibits us from making future loans to executive officers and from materially amending outstanding loans to executive officers.

Pursuant to Stephen M. Bennett's January 24, 2000 employment agreement, Intuit provided Mr. Bennett, Intuit's President and Chief Executive Officer, with a $4,375,000 relocation loan to purchase a home close to Intuit's corporate offices. The note is interest free for so long as Mr. Bennett is providing services to Intuit. The entire loan balance becomes due and payable 90 days following Mr. Bennett's resignation or termination for cause, or two years following Mr. Bennett's termination for any other reason, but in no event later than February 17, 2010. As of September 2, 2003, the outstanding principal balance on this loan was $4,375,000, which is the most principal Mr. Bennett owed under the loan since the beginning of fiscal 2003.

Pursuant to Lorrie Norrington's July 31, 2001 employment agreement, Intuit agreed to provide Ms. Norrington, an Executive Vice President of Intuit, with a $5,000,000 relocation loan to purchase a home close to Intuit's corporate offices. In March 2002, the Compensation Committee approved a $500,000 increase to the $5,000,000 agreed-upon loan amount for a total approved loan of $5,500,000. We funded the loan in June 2002. Per Ms. Norrington's employment agreement, the original $5,000,000 principal amount of the loan is interest free through the earlier of June 2006, her date of resignation or date of termination for cause. Thereafter, annual interest accrues and is payable at 5.77% per year. Interest accrues on the remaining $500,000 at 5.77% per year, and interest payments are due on each September 30, beginning in 2002. In accordance with Ms. Norrington's employment agreement, the entire loan balance becomes due and payable on the earliest to occur of four years from the date of her involuntary termination, termination without cause or termination for death or disability, six months from the date of her resignation or date of termination for cause or July 31, 2010. As of September 2, 2003, the outstanding principal balance on this loan was $5,500,000, which is the most principal Ms. Norrington owed under the loan since the beginning of fiscal 2003.

Also in March 2002, the Compensation Committee approved a $1,000,000 bridge loan to Ms. Norrington in connection with the purchase of her new residence close to Intuit's corporate offices. The interest rate on the note was 3.18%. The loan was secured by Ms. Norrington's personal residence. The most principal Ms. Norrington owed under the loan since the beginning of fiscal 2003 was $1,000,000. In accordance with the loan's terms, Ms. Norrington repaid all accrued interest, which was $10,070, and the full $1,000,000 of principal that became due under the bridge loan on September 30, 2002.

In October 2000, the Compensation Committee approved a loan to Richard W. Ihrie, Intuit's Senior Vice President and Chief Technology Officer, in connection with his purchase of a home close to Intuit's corporate offices. The principal amount of the loan is $1,800,000 and the interest rate is 4.09% per year. Annual interest payments are due on August 1, beginning in 2001. In accordance with Mr. Ihrie's offer letter, Intuit forgave the first interest payment of $78,156 that otherwise would have been due on August 1, 2001. Mr. Ihrie paid the second interest payment of $81,638. The entire loan balance becomes due and payable 10 days following Mr. Ihrie's termination for any reason other than death or permanent disability (in which event Mr. Ihrie would have 180 days to repay the loan), but in no event later than November 24, 2010. The most principal Mr. Ihrie owed under the loan since the beginning of fiscal 2003 was $1,800,000. As of September 2, 2003, the outstanding principal balance on this loan was $1,700,000, reflecting a $100,000 prepayment made in August 2003.

In September 2000, Intuit loaned Dennis Adsit, now a Senior Vice President of Intuit, $1,030,500 in connection with his relocation to California at the time he joined Intuit. Mr. Adsit is required to make annual interest payments under the loan each September, beginning in 2001. Mr. Adsit has a relocation benefits agreement with Intuit under which Mr. Adsit's obligation to pay interest under the note is reduced by 5% for the first year, 4% for the second year, 3% for the third year, 2% for the fourth year and 1% for the fifth year. The loan has a 4.09% interest rate that is subject to the interest reduction provisions of the relocation benefits agreement. The entire loan balance becomes due and payable on the earliest to occur of September 29, 2010, 10 days following Mr. Adsit's termination for reasons other than death or permanent disability, or 90 days following Mr. Adsit's termination due to his death or permanent disability. As of September 2, 2003, the outstanding balance on this loan was $1,030,500, which is the most principal Mr. Adsit owed under the loan since the beginning of fiscal 2002.

In April 2002, the Compensation Committee approved the amendment and restatement of a note to Mr. Allanson as a maximum ten-year mortgage in the principal amount of $1,044,000 at an interest rate of 5.54% per year. The loan is secured by Mr. Allanson's residence. Annual interest payments are due on September 30, beginning in 2002. The entire loan balance becomes due and payable on the earliest to occur of April 30, 2012, 30 days from the date of his death or permanent disability or ten days from the date of his retirement or termination. As of September 2, 2003, the outstanding principal balance on this loan was $1,044,000, which is the most principal Mr. Allanson owed under the loan since the beginning of fiscal 2003.

In March 1999, Brooks Fisher, now a Vice President of Intuit, was extended a $200,000 loan in connection with the purchase of residential property. During fiscal year 2003, interest accrued at 2.71%. Annual payments of $40,000 toward principal plus any accrued interest were due on each March 23, beginning in 2000. Mr. Fisher repaid the loan in full on September 30, 2002.

Other Related Party Transactions

Intuit holds a $1,066,400 full recourse promissory note from Mr. Bennett. Intuit lent Mr. Bennett these funds to cover his tax liability due to the vesting of a total of 75,000 shares under his January 2000 225,000 restricted stock award. The note is full recourse and is secured by the 75,000 shares of Intuit stock worth $3,234,750 valued at the closing stock price of $43.13 on July 31, 2003. Interest accrues at the rate of 2.72% per annum, compounded semiannually and is due each February. The entire loan balance becomes due and payable on the earliest to occur of the sale or other transfer of any of the 75,000 shares, 90 days following Mr. Bennett's resignation or termination for cause, two years following Mr. Bennett's termination for any other reason or February 19, 2005. As of September 2, 2003, the outstanding principal balance on the loan was $1,066,400, which was the most principal Mr. Bennett owed under the loan since the beginning of fiscal 2003.

On March 27, 2003, the date that Mr. Bennett vested in an additional 37,500 shares under his new-hire restricted stock award made to him in January 2000, Intuit repurchased 17,532 of the shares that had vested on that date to enable Mr. Bennett to satisfy his federal and state tax withholding obligations resulting from the vesting of the shares. Intuit repurchased the shares at $39.02 per share, the closing price of Intuit's stock on The Nasdaq Stock Market on March 27, 2003, for an aggregate amount of $694,098, all of which was transmitted to the taxing authorities.

In fiscal 2003, Intuit required Dennis Adsit, one of our senior vice presidents, to relocate from Tucson, Arizona to our headquarters in Mountain View, California. Mr. Adsit became eligible for benefits under Intuit's relocation policy, including reimbursement of closing costs on the sale of his Tucson residence. In August 2003, Intuit's third-party relocation management vendor purchased Mr. Adsit's residence from him for the price that a qualified third-party buyer had offered to pay, and which was supported by independent appraisals of the home's then current market value. When the sale to the third-party buyer was not consummated, the relocation management vendor put the home on the market again for sale. Under the terms of its policy and Intuit's contract with a relocation management vendor, Intuit is responsible for carrying costs that the relocation vendor incurs in connection with selling this property, and if the property sells for less than the price the vendor paid Mr. Adsit for the home, Intuit must pay the difference to the vendor. In September 2003, Intuit paid the vendor $81,500 (10% of the purchase price the vendor paid for the home) to be credited towards carrying costs as required by Intuit's contract with the vendor. When the home is resold, the vendor will provide Intuit with an accounting of any charges or credit due Intuit. In addition, in connection with his sale of the residence to the vendor, Mr. Adsit's December 2001 loan from Intuit, in the amount of $75,000 with a maximum five-year term accruing interest at the rate of 3.93% per year, which had been secured by Mr. Adsit's Tucson residence, was repaid in full. The amount repaid was $77,063; the greatest amount of principal Mr. Adsit owed under this loan since the beginning of fiscal 2003 was $75,000.

STOCKHOLDER PROPOSALS

Under SEC rules, any stockholder who intends to present a proposal at Intuit's next Annual Meeting of Stockholders must submit the proposal, in writing, so that Intuit receives it at our principal executive offices by June 5, 2004 in order for the proposal to be included in our Proxy Statement and proxy for the 2004 meeting. Any stockholder who wishes to bring a proposal before next year's Annual Meeting of Stockholders, but does not seek to include it in our proxy materials, must provide written notice of the proposal to Intuit's Secretary, at our principal executive offices, between July 17, 2004 and August 16, 2004. In addition, our stockholders must comply with the procedural requirements in our bylaws, which stockholders can obtain from us upon request. The bylaws are also on file with the SEC. For most proposals that are not submitted for inclusion in next year's proxy statement but are instead sought to be presented directly at next year's annual meeting, SEC rules permit management to vote proxies in its discretion if (1) we receive notice of the proposal between July 17, 2004 and August 16, 2004 and advise stockholders in next year's proxy statement about the nature of the matter and how management intends to vote on the matter, or (2) we do not receive notice of the proposal prior to the close of business on August 19, 2004. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name and don't participate in electronic delivery of proxy materials will receive only one copy of our Annual Report, Proxy Statement and any additional proxy soliciting materials sent to stockholders until such time as one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to receive separate proxy cards.

If you received a householded mailing this year, and you would like to have additional copies of our Annual Report and Proxy Statement mailed to you, please submit your request to Investor Relations, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, or call (650) 944-6000. Upon your request, we will promptly deliver a separate copy of our Annual Report and Proxy Statement. You may also contact us at the address or phone number above if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future. If you would like to opt out of householding for future mailings, call 1 (800) 542-1061 or send a written request to Investor Relations at the above address, and your request will be effective within 30 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires Intuit's directors, executive officers, and 10% stockholders to file forms with the SEC to report their ownership of Intuit shares and any changes in ownership. Anyone required to file forms with the SEC must also send copies of the forms to Intuit. We have reviewed all forms provided to us. Based on that review and on written information given to us by our executive officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal 2003.

OTHER MATTERS

Our Board of Directors does not currently intend to bring any other business before the Meeting and is not aware of any other business to be brought before the Meeting. If any other business is properly brought before the Meeting, including consideration of a motion to adjourn or postpone the Meeting in order to, among other things, solicit additional proxies, the proxy holders will vote the proxies based on their judgment.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE YOUR SHARES EITHER VIA THE INTERNET, BY PHONE, OR COMPLETE AND RETURN THE ENCLOSED PROXY CARD.

APPENDIX 1

INTUIT INC.

CHARTER OF THE
AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS

September 16, 2003

A. PURPOSE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Intuit Inc. (the "Company") is to assist the Board in fulfilling its oversight responsibilities relating to the Company's financial accounting, reporting, and controls. The Committee's principal functions are as follows:

- Oversee the Company's relationship with its independent auditors, including selecting, evaluating and setting the compensation of the independent auditors and overseeing the qualifications, independence and performance of the independent auditors.
- Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.
- Monitor the performance of the Company's internal audit function.

The independent auditors shall report directly to the Committee.

In order to serve these functions, the Committee shall have direct access to Company personnel and documents, and shall have authority to conduct any investigation into any matters appropriate to fulfilling its responsibilities. The Committee may retain, at the Company's expense, special legal, accounting or other consultants, experts and advisers of its choice that it deems necessary in the performance of its duties. The Company shall provide appropriate funding to the Committee, as determined by the Committee in its capacity as a committee of the Board, for payment of (1) compensation to the independent auditors for services approved by the Committee, (2) compensation to any outside advisers retained by the Committee pursuant to this Charter, and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to conduct audits or determine whether the Company's financial statements are complete and prepared in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors.

B. MEMBERSHIP

Members of the Committee shall be appointed by the Board and may be removed by the Board in its sole discretion.

The Committee shall consist of at least three members of the Board. Each member shall be an "independent" Board member, as defined in the applicable rules and regulations of The Nasdaq Stock Market (the "Rules"). In addition, Committee membership shall comply with any applicable regulatory requirements governing Committee membership and qualifications (e.g., Securities and Exchange Commission ("SEC") requirements and other requirements set forth in the Rules).

C. *RESPONSIBILITIES*

The Committee shall have the following responsibilities, and it may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

1. Responsibilities Relating to Independent Auditors

- The Committee shall communicate with the Company's independent auditors about the Company's expectations regarding the relationship with the auditors, including the auditors' ultimate accountability to the Board and the Committee.
- The Committee shall have the sole authority and responsibility to select, evaluate and if necessary replace the independent auditors. The Committee shall have the authority and responsibility to determine the compensation of and oversee the performance of, the independent auditors, and shall also resolve any disagreements between management and the independent auditors regarding financial reporting.
- The Committee shall review the continuing independence of the independent auditors, including obtaining and reviewing, on at least an annual basis, a letter from the independent auditors delineating all relationships between the independent auditors and the Company required to be disclosed by Independence Standards Board Standard No. 1, actively engaging in a dialog with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors, and taking, or recommending to the Board, appropriate action to oversee the independence of the auditors.
- The Committee shall establish a policy restricting hiring by the Company of employees of its current and former independent auditors.
- The Committee shall review the general scope and plan for the independent auditors' annual audit.
- The Committee shall pre-approve, all services permitted by applicable law to be provided by the Company's independent auditors to the Company and/or any of its subsidiaries. The Committee may establish pre-approval policies and procedures, as permitted by applicable law and the rules and regulations of the SEC, for the engagement of independent auditors to render services to the Company, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the Committee, provided that the pre-approval decision is presented to the Committee at its next regularly scheduled meeting.
- The Committee shall discuss with the independent auditors and the Company's financial management the results of the annual audit, including comments or recommendations of the independent auditors outlined in the auditors' annual management letter.
- The Committee shall meet at least quarterly with the Company's independent auditors, without members of management present.

2. Responsibilities Relating to the Internal Audit Department

- The Committee shall annually review the Company's Internal Audit Department, including the proposed audit plans for the coming year. The Committee shall also annually assess the Company's Internal Audit Department, including its independence from management and authority.
- The Committee shall review significant reports prepared by the Internal Audit Department.
- The Committee shall meet at least twice each year with the Company's Internal Audit Department, without members of management present, to discuss any matters that the Committee deems necessary or advisable in connection with fulfilling its responsibilities.

3. Review Procedures

- In consultation with management, the independent auditors and the Internal Audit Department, the Committee shall consider the integrity of the accounting and financial reporting processes and controls of the Company. This consideration shall encompass (1) meeting periodically with the independent auditors, the internal auditors, and financial and accounting personnel to discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and (2) reviewing significant findings prepared by the independent auditors and the internal auditors, together with management's responses.

- The Committee shall review, prior to releasing to the public, the type of financial information, and the presentation of that information, to be included in the Company's annual earnings releases, as well as the annual financial statements to be included in the Company's Form 10-Ks. This review shall include a discussion of the matters required to be addressed by SAS 61, including (1) discussions with management and the independent auditors concerning any significant issues regarding accounting principles, practices and judgments (including any changes in accounting principles), and (2) discussions with the independent auditors' concerning their judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
- The Committee shall perform similar reviews with respect to the Company's Form 10-Qs and quarterly earnings press releases.
- In connection with the Committee's review of the quarterly and annual financial statements, the Committee shall discuss with management and the independent auditors the Company's selection, application and disclosure of critical accounting policies, any significant changes in the Company's accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Company.
- In connection with the Committee's review of the annual financial statements, the Committee shall obtain and review a report from the independent auditors addressing: (1) all critical accounting policies and practices used; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of each alternative and the treatment preferred by the independent auditors; and (3) other material communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.
- The Committee shall recommend to the Board whether the annual financial statements should be included in the Annual Report on Form 10-K, based on (1) the Committee's review and discussion with management of the annual financial statements, (2) the Committee's discussion with the independent auditors of the matters required to be discussed by SAS 61, and (3) the Committee's review and discussion with the independent auditors of the independent auditors' independence and the written disclosures and letter from the independent auditors required by Independence Standards Board Standard No. 1.
- The Committee shall review and assess the adequacy of this Charter at least once annually and shall make recommendations to the Board where appropriate to amend this Charter.
- The Committee shall review and approve any related party transaction (excluding transactions that are subject to review by the Compensation and Organizational Development Committee of the Board) that are brought to the Audit Committee's attention pursuant to the Company's codes of conduct and other policies. A "related party transaction" is as defined in Item 404 of Regulation S-K of the SEC, which governs disclosure of these types of transactions in public company reports.

4. <u>Other</u>

- The Committee shall establish procedures to receive and process complaints regarding accounting, internal accounting controls or auditing matters, and for employees to make confidential, anonymous complaints regarding questionable accounting or auditing matters, as may be required by applicable law.
- The Committee shall annually prepare a report to the Company's stockholders for inclusion in the Company's annual proxy statement as required by the rules and regulations of the SEC, as they may be amended from time to time.

- The Committee may perform any other activities that are consistent with this Charter, the Company's Bylaws and governing laws, as the Committee or the Board deems necessary or appropriate.

D. OTHER MATTERS

Meetings of the Committee shall be held from time to time as determined by the Board and/or the members of the Committee. The Committee will maintain written minutes of its meetings, which will be filed with the Company's minute book along with the minutes of the meetings of the Board. The Committee shall regularly report to the Board on significant matters related to the Committee's responsibilities.

(This Page Intentionally Left Blank)

annual report to stockholders—fiscal 2003

SELECTED FINANCIAL DATA

The following table shows selected consolidated financial information for Intuit for the past five fiscal years. The comparability of the information is affected by a variety of factors, including acquisitions and dispositions of businesses, gains and losses related to marketable securities and other investments and acquisition-related charges. We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* on August 1, 2002 and stopped amortizing goodwill at that date. Fiscal years prior to fiscal 2003 reflect significant goodwill amortization charges.

In fiscal 2002 we sold our Quicken Loans mortgage business and in fiscal 2003 we sold our wholly owned Japanese subsidiary, Intuit KK. We accounted for the sales of these businesses as discontinued operations and, accordingly, we have reclassified the selected financial data for all periods presented to reflect Quicken Loans and Intuit KK as discontinued operations. To better understand the information in the table, investors should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes.

annual report

FIVE-YEAR SUMMARY

Consolidated Statement of Operations Data *(In thousands, except per share amounts)*	Fiscal Year				
	1999	2000	2001	2002	2003
Net revenue:					
Product	$711,138	$775,316	$ 805,684	$ 977,528	$1,157,943
Service	46,925	114,991	216,544	273,575	423,548
Other	42,877	91,411	73,834	61,125	69,252
Total net revenue	800,940	981,718	1,096,062	1,312,228	1,650,743
Net income (loss) from continuing operations before cumulative effect of accounting change	388,788	325,691	(124,656)	53,615	263,202
Net income (loss) from discontinued operations	(2,224)	(20,030)	27,549	86,545	79,832
Cumulative effect of accounting change, net of income taxes	—	—	14,314	—	—
Net income (loss)	$386,564	$305,661	$ (82,793)	$ 140,160	$ 343,034
Net income (loss) per common share:					
Basic net income (loss) per share from continuing operations before cumulative effect of accounting change	$ 2.03	$ 1.62	$ (0.60)	$ 0.25	$ 1.28
Basic net income (loss) per share from discontinued operations	(0.01)	(0.10)	0.13	0.41	0.39
Cumulative effect of accounting change	—	—	0.07	—	—
Basic net income (loss) per share	$ 2.02	$ 1.52	$ (0.40)	$ 0.66	$ 1.67
Diluted net income (loss) per share from continuing operations before cumulative effect of accounting change	$ 1.94	$ 1.54	$ (0.60)	$ 0.24	$ 1.25
Diluted net income (loss) per share from discontinued operations	(0.01)	(0.09)	0.13	0.40	0.38
Cumulative effect of accounting change	—	—	0.07	—	—
Diluted net income (loss) per share	$ 1.93	$ 1.45	$ (0.40)	$ 0.64	$ 1.63

Pro Forma Data for Fiscal 2001 Change in Accounting Principle(a) *(Unaudited)*	Fiscal Year				
	1999	**2000**	**2001**	**2002**	**2003**
Pro forma net income	$382,438	$299,100	(a)	(a)	(a)
Pro forma diluted net income per share	$ 1.91	$ 1.42	(a)	(a)	(a)

(a) This pro forma data relates to accounting for derivative instruments. We adopted SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities*" in fiscal 2001 and recognized the cumulative effect of the change in how we accounted for options to purchase shares of S1 Corporation as of August 1, 2000. Pro forma data presents our net income and diluted net income per share for fiscal 1999 and 2000 as if we had adopted SFAS 133 at the beginning of fiscal 1999. In accordance with SFAS 133, we included unrealized gains and losses on the S1 options in our fiscal 2001 and 2002 reported results until we sold them in the first quarter of fiscal 2002. Intuit did not have any derivative instruments or engage in hedging activities prior to fiscal 1999. See Note 1 of the financial statements, "*Derivative Instruments and Change in Accounting Principle.*"

Consolidated Balance Sheet Data *(In thousands)*	July 31,				
	1999	**2000**	**2001**	**2002**	**2003**
Cash, cash equivalents and short-term investments	$ 805,220	$1,399,351	$1,186,215	$1,224,290	$1,206,801
Marketable securities	431,176	225,878	85,307	16,791	865
Working capital	842,213	1,321,957	1,359,960	1,274,898	872,705
Total assets	2,318,455	2,726,295	2,803,479	2,928,005	2,790,267
Long-term obligations	3,555	538	12,150	32,592	29,265
Total stockholders' equity	1,561,388	2,071,289	2,161,326	2,215,639	1,964,837

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section should be read in conjunction with the Consolidated Financial Statements and related Notes. As discussed below, we sold our Quicken Loans mortgage business in July 2002 and our Japanese subsidiary, Intuit KK, in February 2003 and accounted for the sales of these businesses as discontinued operations. Accordingly, we have reclassified our financial statements for all periods prior to the sales to reflect these businesses as discontinued operations. Unless otherwise noted, the following discussion pertains only to our continuing operations.

Cautions Regarding Forward-Looking Statements

Throughout this Annual Report, we make forward-looking statements that are based on our current expectations, estimates and projections about our business and our industry, and that reflect our beliefs and assumptions based on information available to us at the date of this Report. Many of these statements are located in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." In some cases, you can identify these statements by words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," and other similar terms. These forward-looking statements include, among other things, projections of our future financial performance, our anticipated growth, the strategies and trends we anticipate in our businesses and the customer segments in which we operate and the competitive nature and anticipated growth of those segments.

We caution investors that forward-looking statements are only predictions, based on our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. You should carefully consider the risks discussed in our filings with the SEC and the other information in this Annual Report before deciding to invest in our stock or to maintain or change your investment. We caution investors not to rely on these forward-looking statements, which reflect management's analysis only as of the date of this Annual Report. We undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law.

Results of Operations

The following table shows trends in our total net revenue and net income (loss) for the past three fiscal years.

(Dollars in millions)	Fiscal 2001	Fiscal 2002	Fiscal 2003	2001-2002 % Change	2002-2003 % Change
Total net revenue	$1,096.1	$1,312.2	$1,650.7	20%	26%
Net income (loss)	(82.8)	140.2	343.0	NM	145%

NM is a non-meaningful comparison

Overview

Intuit's Mission. Our mission is to transform the way people run their businesses and manage their financial lives. Our products and services fall into the following principal categories: QuickBooks® small business accounting and business management solutions; small business products and services that include payroll, financial supplies, technical support and information technology management solutions; TurboTax® consumer tax products and services; ProSeries® and Lacerte® professional tax products and services; Intuit-branded business management solutions designed to meet the specialized requirements of businesses in selected industries (which we call "Verticals"); and our other businesses, which consist primarily of Quicken® personal finance products and services and our Canadian business. See *"Net Revenue"* below and Note 11 of the financial statements for more information about our business segments.

Expanding Product and Service Offerings. During the last year, we have expanded the number and complexity of the products and services that we offer. Under our Right for My Business strategy, we are introducing solutions

annual report

to meet the specialized requirements of certain small businesses by developing industry-specific versions of QuickBooks, which we call "flavors". We have introduced new versions of QuickBooks for companies that, due to their larger size or complexity, have more demanding accounting needs. We have also introduced business solutions that go beyond accounting software to address a wider range of business management challenges that small businesses face. In addition, we are acquiring companies that offer robust business management solutions to businesses in selected vertical industries. We expect to continue to expand in these directions over the next several years.

Evolving Distribution Channels. We have been expanding our distribution channels to accommodate the expansion of the markets we serve and the range of products and services we offer our target customers. In the retail channel, we are selling an increasing proportion of our software products directly to a variety of retailers rather than through a few major distributors. As we offer software products that are more complex and higher priced than our traditional retail software products, we expect that direct sales will become an increasingly important source of revenue and new customers. Finally, as we add products and services that are complementary to our core products, we are focusing on strengthening our cross-selling capabilities. We expect that these increased capabilities will allow us to generate additional revenue from our existing customers, particularly our small business customers.

Seasonality. Our tax businesses, and to a lesser extent our small business products and services, are highly seasonal. Sales of tax preparation products and services are heavily concentrated in the period from November through April. These seasonal patterns mean that our total net revenue is usually highest during our second and third quarters ending January 31 and April 30. Since fiscal 2000, we have recognized an increasing portion of our Consumer Tax annual revenue during the third quarter compared to the second quarter, and that trend continued during fiscal 2003. We typically report losses in our first and fourth quarters ending October 31 and July 31 when revenue from our tax businesses is minimal, while operating expenses to develop new products and services continue at relatively consistent levels.

Impact of Acquisitions. Our acquisitions of businesses and assets have affected the comparability of our results. During the past three fiscal years, we have completed several acquisitions, which have affected the comparability of revenue and operating results for those years. The amortization and impairment of goodwill and other intangible assets we have acquired in connection with acquisitions has also had a significant impact on our operating results, and on the comparability of results for those years. During fiscal 2001 and 2002, we recorded amortization of goodwill and other intangible assets and other acquisition-related charges of $247.8 million and $181.4 million, which included impairment charges of $78.7 million and $22.0 million. Starting with the first quarter of fiscal 2003, we no longer amortize goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") 142, *"Goodwill and Other Intangible Assets."* As a result, our acquisition-related charges decreased significantly during fiscal 2003, to $33.9 million. There were no impairment charges in fiscal 2003. It is possible that in the future we may incur impairment charges related to existing goodwill, as well as to goodwill arising out of future acquisitions. At July 31, 2003, we had $591.1 million in goodwill and $125.4 million in intangible assets on our balance sheet. See Notes 1 and 4 of the financial statements for more information regarding our goodwill and intangible assets and the impact of impairment charges on our reported net income or loss.

Critical Accounting Policies

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our net revenue, operating income or loss and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Senior management has discussed the development and selection of these critical accounting policies and their disclosure in this Report with the Audit Committee of our Board of Directors.

- Net Revenue—Revenue Recognition. Intuit derives revenues from the sale of packaged software products, product support, professional services, outsourced payroll services and multiple element arrangements that may include any combination of these items. We follow the appropriate revenue recognition rules for each type of revenue. See Note 1 of the financial statements, *"Net Revenue."* We generally recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For example, for multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver, to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether vendor-specific evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. Amounts invoiced relating to arrangements where revenue cannot be recognized are reflected on our balance sheet as deferred revenue and recognized as the applicable revenue recognition criteria are satisfied.

- Net Revenue—Return and Rebate Reserves. As part of our revenue recognition policy, we estimate future product returns and rebate payments and establish reserves against revenue at the time of sale based on these estimates. Our return policy allows distributors and retailers, subject to certain contractual limitations, to return purchased products. For product returns reserves, we consider such factors as the volume and price mix of products in the retail channel, historical return rates for prior releases of the product, trends in retailer inventory and economic trends that might impact customer demand for our products (including the competitive environment and the timing of new releases of our products). We fully reserve for obsolete products in the distribution channels.

  Our rebate reserves include distributor and retailer sales incentive rebates and end-user rebates. Our estimated reserves for distributor and retailer incentive rebates are based on distributors' and retailers' actual performance against the terms and conditions of rebate programs, which we typically establish annually. Our reserves for end-user rebates are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program.

  In the past, actual returns and rebates have approximated and not generally exceeded the reserves that we have established. However, actual returns and rebates in any future period are inherently uncertain. If we were to change our assumptions and estimates, our revenue reserves would change, which would impact the net revenue we report. If actual returns and rebates are significantly greater than the reserves we have established, the actual results would decrease our future reported revenue. Conversely, if actual returns and rebates are significantly less than our reserves, this would increase our future reported revenue.

- Allowance for Doubtful Accounts. We make ongoing assumptions relating to the collectibility of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, we consider our historical level of credit losses. We also make judgments about the creditworthiness of significant customers based on ongoing credit evaluations and we assess current economic trends that might impact the level of credit losses in the future. Our reserves have generally been adequate to cover our actual credit losses. However, since we cannot reliably predict future changes in the financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

- Goodwill, Purchased Intangible Assets and Other Long-Lived Assets—Impairment Assessments. We make judgments about the recoverability of purchased intangible assets and other long-lived assets whenever events or changes in circumstances indicate that an other-than-temporary impairment in the remaining value of the assets recorded on our balance sheet may exist. We test the impairment of goodwill annually or more frequently if indicators of impairment arise. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. At July 31, 2003, we had $591.1 million in goodwill and $125.4 million in intangible assets on our balance sheet.

- Accounting for Stock-Based Incentive Programs. We currently measure compensation expense for our stock-based incentive programs using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees."* Under this method, we do not record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. We also do not record compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price of the stock is not less than 85% of the lower of the fair market value of the stock at the beginning of each offering period or at the end of each purchase period. In accordance with SFAS 123, *"Accounting for Stock-Based Compensation,"* and SFAS 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure,"* we disclose our pro forma net income or loss and net income or loss per share as if the fair value-based method had been applied in measuring compensation expense for our stock-based incentive programs. We have elected to follow APB 25 because, as discussed in Note 1 of the financial statements, the fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing incentive stock options and employee stock purchase plan shares.

  The Financial Accounting Standards Board ("FASB") decided on April 22, 2003 to require all companies to expense the value of incentive stock options. Companies will be required to measure the cost of incentive stock options according to their fair value. The FASB has indicated that it plans to issue in the near future an exposure draft of a new accounting standard addressing this matter. This new accounting standard could become effective as early as 2004. Prior to issuance of this exposure draft, the FASB has indicated that it will be addressing several significant technical issues. A method to determine the fair value of incentive stock options must be established. Current accounting standards require the use of an option-pricing model, such as the Black-Scholes model, to determine fair value and provide guidance on adjusting some of the input factors used in the model. This valuation approach has received significant criticism and may be subject to changes that could have a significant impact on the calculated fair value of incentive stock options under the new standard. Among other things, the FASB must also determine the extent to which the new accounting standard will permit adjustments to recognized expense for actual option forfeitures and actual performance outcomes. This determination will affect the timing and amount of compensation expense recognized.

  We monitor progress at the FASB and other developments with respect to the general issue of stock-based incentive compensation. In the future, should we expense the value of stock-based incentive compensation, either out of choice or due to new requirements issued by the FASB, and/or decide to alter our current employee compensation programs to provide other benefits in place of incentive stock options, we may have to recognize substantially more compensation expense in future periods that could have a material adverse impact on our results of operations.

- Income Taxes—Estimates of Effective Tax Rates, Deferred Taxes and Valuation Allowance. When we prepare our consolidated financial statements, we estimate our income taxes based on the various jurisdictions where we conduct business. This requires us to estimate our current tax exposure and to assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized. To the extent we believe that realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding tax expense on our statement of operations.

  Management must make significant judgments to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. Our net deferred tax asset as of July 31, 2003 was $217.9 million, net of the valuation allowance of $7.5 million. We recorded the valuation allowance to reflect uncertainties about whether we will be able to utilize some of our deferred tax assets (consisting primarily of certain net operating losses carried forward by our international subsidiaries and certain state capital loss carryforwards) before they expire. The valuation allowance is based on our estimates of taxable income for the jurisdictions in which we operate and the period over which our deferred tax assets will be realizable. While we have considered future taxable income in assessing the need for the valuation allowance, we could be required to increase the valuation allowance to take into account additional deferred tax assets that we may be unable to realize. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we make the increase.

Total Net Revenue

The table below shows total net revenue and percentage of total net revenue for each of our business segments for fiscal years 2001, 2002 and 2003. We have reclassified prior year financial information to conform to the current year presentation for comparability. See Note 11 of the financial statements for additional information about our business segments.

(Dollars in millions)	Fiscal 2001	% Total Net Revenue	Fiscal 2002	% Total Net Revenue	Fiscal 2003	% Total Net Revenue	2001-2002 % Change	2002-2003 % Change
QuickBooks								
Product	$ 164.2		$ 194.8		$ 239.3			
Service	—		0.3		3.5			
Other	—		—		—			
Subtotal	164.2	15%	195.1	15%	242.8	15%	19%	24%
Small Business Products and Services								
Product	180.3		205.7		258.9			
Service	90.7		125.7		175.7			
Other	19.1		6.3		20.3			
Subtotal	290.1	26%	337.7	26%	454.9	27%	16%	35%

(Dollars in millions)	Fiscal 2001	% Total Net Revenue	Fiscal 2002	% Total Net Revenue	Fiscal 2003	% Total Net Revenue	2001-2002 % Change	2002-2003 % Change
Consumer Tax								
Product	168.2		219.4		243.7			
Service	100.5		128.4		176.6			
Other	3.4		3.3		2.6			
Subtotal	272.1	25%	351.1	27%	422.9	26%	29%	20%
Professional Accounting Solutions								
Product	169.8		219.2		239.3			
Service	11.1		6.5		4.1			
Other	—		—		—			
Subtotal	180.9	17%	225.7	17%	243.4	15%	25%	8%
Vertical Business Management Solutions								
Product	—		8.9		35.5			
Service	—		5.3		59.1			
Other	—		—		0.2			
Subtotal	—	—	14.2	1%	94.8	6%	—	568%
Other Businesses								
Product	123.2		129.5		141.2			
Service	14.2		7.4		4.5			
Other	51.4		51.5		46.2			
Subtotal	188.8	17%	188.4	14%	191.9	11%	0%	2%
Total net revenue	$1,096.1	100%	$1,312.2	100%	$1,650.7	100%	20%	26%

Fiscal 2003 Compared to Fiscal 2002. Fiscal 2003 total net revenue of $1,650.7 million represented a 26% increase over fiscal 2002 total net revenue. The increase in net revenue was primarily due to growth of 35% in our Small Business Products and Services segment, 24% in our QuickBooks segment and 20% in our Consumer Tax segment. Our Vertical Business Management Solutions segment, which is comprised primarily of companies we acquired in the fourth quarter of fiscal 2002, contributed $94.8 million to net revenue compared to $14.2 million in fiscal 2002. Net revenue for our Professional Accounting Solutions segment also grew 8%. Net revenue for our Other Businesses segment increased only 2%, due primarily to lack of growth in the personal finance desktop software category and continuing industry-wide slowness in spending by purchasers of Internet advertising.

Fiscal 2002 Compared to Fiscal 2001. Fiscal 2002 total net revenue of $1,312.2 million represented an increase of 20% over fiscal 2001 total net revenue. The increase in net revenue was primarily due to growth of 29% in our Consumer Tax segment, 25% in our Professional Accounting Solutions segment, 19% in our QuickBooks segment and 16% in our Small Business Products and Services segment. Other Businesses net revenue was flat in fiscal 2002, reflecting a decrease in Internet advertising revenue and lower sales of Quicken due to the continuing overall decline in the personal finance desktop software category, offset by growth in Canada.

Total Net Revenue by Business Segment

The following net revenue discussion is categorized by our reportable business segments, which reflect how we manage our operations and how our chief operating decision maker views results. In fiscal 2003, we revised our reportable segments to reflect the way we currently manage and view our businesses. We determined that the

QuickBooks product component of our fiscal 2002 Small Business segment was a separate reportable segment and we combined our fiscal 2002 Employer Services segment with the balance of Small Business to arrive at the fiscal 2003 segment called Small Business Products and Services. We began reporting Vertical Business Management Solutions (formerly Small Business Verticals) as a separate segment in fiscal 2003. Finally, we combined our fiscal 2002 Personal Finance and Global Business segments to arrive at the fiscal 2003 segment called Other Businesses. We have reclassified previously reported fiscal 2002 and 2001 segment results to conform to the fiscal 2003 presentation. See Note 11 of the financial statements for additional information about our reportable segments.

QuickBooks

QuickBooks product revenue is derived primarily from QuickBooks desktop software products. QuickBooks service revenue is derived from QuickBooks Online Edition.

annual report

Fiscal 2003 Compared to Fiscal 2002. QuickBooks total net revenue increased 24% in fiscal 2003 compared to fiscal 2002. The revenue increase reflected higher unit sales as well as higher average selling prices driven by the introduction of certain higher-priced QuickBooks products and a shift in revenue mix toward those products. The products include QuickBooks Premier: Accountant Edition for accounting professionals; QuickBooks Enterprise Solutions for businesses with up to 250 employees; QuickBooks Point of Sale for retail businesses; and three industry-specific versions of QuickBooks. We launched these products at the end of fiscal 2002 and during fiscal 2003 as part of our Right for My Business strategy, and they have significantly higher average selling prices than our original QuickBooks Basic and QuickBooks Pro products. We expect to introduce additional versions of QuickBooks in fiscal 2004.

Fiscal 2002 Compared to Fiscal 2001. QuickBooks total net revenue increased 19% in fiscal 2002 compared to fiscal 2001. The increase in QuickBooks product revenue reflected higher average selling prices driven primarily by the November 2001 launch of our higher-priced QuickBooks Premier products, as well as higher unit sales. The volume increase was driven by strong upgrade sales, which we believe were due in part to our decision to discontinue technical support and tax table services during calendar 2002 for customers using certain older versions of QuickBooks. We believe that the availability of a range of third-party offerings from the Intuit Developer Network to QuickBooks 2002 customers may also have contributed to the stronger upgrade sales.

Small Business Products and Services

Small Business Products and Services product revenue is comprised of QuickBooks Do-It-Yourself Payroll, which offers payroll tax tables, forms and electronic tax payment and filing services on a subscription basis to small businesses that prepare their own payrolls; financial supplies such as paper checks, envelopes and invoices; and information technology management software. Service revenue for this segment is derived primarily from outsourced payroll services and from QuickBooks support plans. Other revenue for this segment consists primarily of royalties from small business online services and interest earned on customer payroll deposits.

Fiscal 2003 Compared to Fiscal 2002. Small Business Products and Services total net revenue grew 35% in fiscal 2003 compared to fiscal 2002. Payroll product revenue increased due to growth in the customer base and higher average selling prices driven by price increases. Financial supplies product revenue increased slightly during the year. Outsourced payroll service revenue increased due in large part to our acquisition of CBS Employer Services, Inc. in the fourth quarter of fiscal 2002. QuickBooks support revenue grew due to an increase in the number of support plans sold and continued strength in the higher-priced support plans for higher-end QuickBooks products introduced in late fiscal 2002 and in fiscal 2003. Finally, our acquisition of Intuit Information Technology Solutions, formerly Blue Ocean Software, Inc., in the first quarter of fiscal 2003 also contributed to revenue growth for this segment.

Fiscal 2002 Compared to Fiscal 2001. Small Business Products and Services total net revenue increased 16% in fiscal 2002 compared to fiscal 2001. Payroll product revenue increased, reflecting higher average selling prices and growth in the customer base. Financial supplies product revenue increased slightly during the year. Outsourced payroll service revenue increased, reflecting growth in QuickBooks Assisted Payroll Service due to higher average selling prices and growth in the customer base; higher Premier payroll service revenue; and revenue from our fourth quarter fiscal 2002 acquisition of CBS Employer Services, Inc. Fiscal 2002 service revenue growth in this segment also reflected strong results from QuickBooks support plans. In August 2001, we began offering several higher-end support plans, which resulted in significantly higher average selling prices that more than offset declines in volume compared to fiscal 2001. Revenue growth in this segment was partially offset by a decline in QuickBooks Internet Gateway other revenue.

Consumer Tax

Consumer Tax product revenue is derived primarily from TurboTax federal and state consumer desktop tax return preparation software. Consumer Tax service revenue is derived primarily from TurboTax for the Web online tax return preparation services and consumer electronic filing services. Paid Web units exclude tax filing units that we donate under the Intuit Tax Freedom Project.

Fiscal 2003 Compared to Fiscal 2002. Consumer Tax total net revenue increased 20% in fiscal 2003 compared to fiscal 2002. Total paid federal units increased 12% over fiscal 2002. Desktop revenue increased due to growth in paid federal units and higher average selling prices for federal tax offerings with enhanced functionality. TurboTax for the Web revenue increased due to paid federal unit growth and higher average selling prices. Electronic filing revenue was up due to higher federal desktop unit sales and higher average state electronic filing prices.

Fiscal 2002 Compared to Fiscal 2001. Consumer Tax total net revenue increased 29% in fiscal 2002 compared to fiscal 2001. Revenue from TurboTax desktop products was up due primarily to higher average selling prices resulting from the introduction of a higher-priced premium product. Revenue from TurboTax for the Web was strong in fiscal 2002, reflecting a significant increase in the mix of higher-end service offerings as well as 84% unit growth. Electronic filing units and revenue also contributed to the year-over-year growth.

Professional Accounting Solutions

Professional Accounting Solutions product revenue is derived primarily from ProSeries and Lacerte professional tax preparation software products. Professional Accounting Solutions service revenue is derived primarily from electronic filing and training services.

Fiscal 2003 Compared to Fiscal 2002. Total net revenue from our professional tax preparation products and services increased 8% in fiscal 2003 compared to fiscal 2002. Product revenue grew 9% in fiscal 2003 due to price increases related to product enhancements, new customer acquisition initiatives and successful cross-sell efforts to the existing tax client base. Renewal rates for our existing customer base remained strong during fiscal 2003.

Fiscal 2002 Compared to Fiscal 2001. Total net revenue from our professional tax preparation products and services increased 25% in fiscal 2002 compared to fiscal 2001. Approximately $21.0 million or 47% of the growth compared to fiscal 2001 resulted from our acquisition of Tax and Accounting Software Corporation in April 2001. Higher revenue from electronic filing services was also a significant factor in the increase. In addition, new customer acquisition and higher average selling prices for our ProSeries and Lacerte unlimited-use products contributed to the revenue growth. Renewal rates for our existing customer base remained strong during fiscal 2002.

Vertical Business Management Solutions

Vertical Business Management Solutions ("VBMS") revenue is derived from four businesses that we acquired in fiscal 2002 that provide business management solutions for companies in selected industries. Those businesses are Intuit Distribution Management Solutions, whose Intuit Eclipse™ line of products and services offers business management software for the wholesale durable goods industry; MRI Real Estate Solutions, whose Intuit MRI line of products and services provides business management software solutions for commercial and residential property managers; Intuit Construction Business Solutions, whose Intuit MasterBuilder™ line of products and services provides business management solutions for the construction industry; and Intuit Public Sector Solutions, whose Intuit Fundware™ line of products and services offers accounting and business management software solutions for nonprofit organizations, universities and government agencies. VBMS product revenue is derived from business management software for these vertical industries. VBMS service revenue consists primarily of technical support, consulting and training services.

Fiscal 2003 Compared to Fiscal 2002. Our vertical businesses contributed $94.8 million in revenue for fiscal 2003 compared to $14.2 million in fiscal 2002. Three of the four acquisitions were completed in the fourth quarter of fiscal 2002. As a result, revenue from this segment was not significant in fiscal 2002 and consisted primarily of revenue generated by Intuit Construction Business Solutions, which we acquired in the first quarter of fiscal 2002.

Other Businesses

Other Businesses consist primarily of Personal Finance and Canada. Personal Finance product revenue is derived primarily from Quicken desktop software products. Personal Finance service revenue is nominal while other revenue consists of fees from consumer online transactions and Quicken.com advertising revenue. In Canada, product revenue is derived primarily from localized versions of QuickBooks and Quicken as well as QuickTax and TaxWiz consumer desktop tax return preparation software and ProFile professional tax preparation products. Service revenue in Canada consists primarily of revenue from software maintenance contracts sold with QuickBooks.

annual report

Fiscal 2003 Compared to Fiscal 2002. Other Businesses total net revenue increased 2% in fiscal 2003 compared to fiscal 2002. Personal Finance product revenue decreased due to lack of growth in the market for personal finance desktop software and slow consumer spending. Lower unit sales for all Quicken products more than offset higher average selling prices for Quicken Premier and Quicken Home and Business. Personal Finance other revenue also decreased due to continuing slowness in Internet advertising and our exit from certain online businesses in fiscal 2002.

Total net revenue from Canada grew in fiscal 2003 compared to fiscal 2002, due partially to slightly higher revenue from QuickTax. Higher average selling prices and higher unit sales for this product were fueled by the second quarter fiscal 2003 introduction of Right for Me consumer tax products targeted at taxpayers who maintain home offices or who are preparing for retirement. Our new TaxWiz consumer tax preparation software also contributed to fiscal 2003 revenue growth. Canadian QuickBooks revenue for fiscal 2003 declined due to lack of growth in the software category and decreases in the level of inventory purchasing by retailers. The impact of these trends was partially offset by the introduction of several Right for My Business versions of QuickBooks in Canada in the third and fourth quarters of fiscal 2003.

Fiscal 2002 Compared to Fiscal 2001. Other Businesses total net revenue was flat in fiscal 2002 compared to fiscal 2001. Personal Finance total net revenue decreased due primarily to a decline in revenue from Quicken desktop products and lower Quicken.com revenue. Solid growth in our online transactions business partially offset these declines. The decrease in Quicken revenue reflected the continuing overall decline in the personal finance desktop software category. Lower Quicken.com advertising revenue reflected the industry-wide decline in spending by purchasers of Internet advertising.

Revenue from Canada increased in fiscal 2002 compared to fiscal 2001. This reflected strong tax season results for QuickTax, due in part to the preliminary success of our efforts to reduce unauthorized sharing of desktop software. Canadian consumer tax revenue growth was partially offset by modest revenue declines for QuickBooks and Quicken.

Cost of Revenue

(Dollars in millions)	Fiscal 2001	% of Related Revenue	Fiscal 2002	% of Related Revenue	Fiscal 2003	% of Related Revenue	2001-2002 % Change	2002-2003 % Change
Cost of product revenue	$135.6	17%	$157.4	16%	$173.8	15%	16%	10%
Cost of service revenue	108.3	50%	107.6	39%	149.5	35%	−1%	39%
Cost of other revenue	26.0	35%	24.4	40%	20.6	30%	−6%	−16%
Amortization of purchased software	14.9	n/a	12.4	n/a	13.8	n/a	−17%	11%
Total cost of revenue	$284.8	26%	$301.8	23%	$357.7	22%	6%	19%

There are four components of our cost of revenue: (1) cost of product revenue, which includes the direct cost of manufacturing and shipping our software products; (2) cost of service revenue, which reflects direct costs associated with providing services, including data center costs relating to delivering Internet-based services; (3) cost of other revenue, which includes costs associated with generating advertising and marketing and online transactions revenue; and (4) amortization of purchased software, which represents the cost of amortizing products we obtained through acquisitions over their useful lives.

Fiscal 2003 Compared to Fiscal 2002. Cost of product revenue as a percentage of product revenue decreased to 15% in fiscal 2003 from 16% in fiscal 2002. This was primarily due to strong sales of our new higher-priced QuickBooks products, which have higher margins per unit. We also continued to improve the packaging design process for certain products and streamline some of our manufacturing processes during fiscal 2003. This enabled us to reduce the per-unit materials, manufacturing and shipping costs for our shrink-wrap software products. We expect to implement further efficiencies in our manufacturing processes during fiscal 2004. We also expect that the mix shift toward our higher-priced, higher-margin QuickBooks products will continue and that growth rates for our higher-priced QuickBooks products will exceed those for our lower-priced products.

Cost of service revenue as a percentage of service revenue decreased to 35% in fiscal 2003 from 39% in fiscal 2002. This decrease was primarily attributable to the growth in our outsourced payroll business during fiscal 2003. As this business grows, we are leveraging our historical investments in data center and other infrastructure to reduce the unit cost and improve the profitability of outsourced payroll services. In addition, starting in the third quarter of fiscal 2003 we no longer paid royalties to Wells Fargo Bank for our Premier payroll service. Although we now amortize the $29.2 million purchase price of the right to market to this customer base to cost of service revenue, the amortization expense is less than the royalties that would have been incurred under the old agreement. We expect continued growth in our outsourced payroll business and a full year of the lower amortization expense for our Premier payroll service during fiscal 2004.

Cost of other revenue as a percentage of other revenue decreased to 30% in fiscal 2003 from 40% in fiscal 2002. In the first quarter of fiscal 2002, we moved a large number of servers that supported our Quicken.com Web site from an external hosting company to our own data center and streamlined the infrastructure. Over time, this led to decreased cost of other revenue for this business.

We recorded a $5.2 million impairment charge for intangible assets related to Quicken.com advertising revenue in the second quarter of fiscal 2002. Adjusting for this impairment charge, amortization of purchased software increased $6.6 million in fiscal 2003 compared to fiscal 2002. The increase was a result of additional amortization for intangible assets we purchased in connection with the acquisitions we completed in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. Amortization of purchased software expense may increase in fiscal 2004 compared to fiscal 2003 as a result of future acquisitions and impairment charges, which are not possible to predict.

Fiscal 2002 Compared to Fiscal 2001. Cost of product revenue as a percentage of product revenue decreased to 16% in fiscal 2002 from 17% in fiscal 2001. We lowered our per-unit materials, manufacturing and shipping costs for our shrink-wrap software products, resulting in significant cost savings. These savings were nearly offset by increased costs associated with improving our product distribution function. During the first quarter of fiscal 2002, we established a new third-party retail distribution relationship for our shrink-wrap software products. This distribution relationship enabled us to ship a larger percentage of our products directly to individual retail stores and allowed us to provide inventory to our retail customers on a more timely basis. By providing better service to our retailers, we reduced product returns and related costs.

Cost of service revenue as a percentage of service revenue decreased to 39% in fiscal 2002 from 50% in fiscal 2001. This decrease was attributable primarily to our payroll and Web-based tax businesses, which experienced significant revenue growth with relatively fixed cost bases in fiscal 2002.

Cost of other revenue as a percentage of other revenue increased to 40% in fiscal 2002 compared to 35% in fiscal 2001. This increase was primarily due to increased data center costs related to our Personal Finance segment's online transaction business.

Amortization of purchased software decreased $2.5 million in fiscal 2002 compared to fiscal 2001. This reflected lower amortization expense in the second half of fiscal 2002 that resulted from a lower base of assets to be amortized. This decline was partially offset by impairment charges for certain purchased software assets that were recorded in the second quarter of fiscal 2002, which caused the decrease in the base of assets.

Operating Expenses

(Dollars in millions)	Fiscal 2001	% Total Net Revenue	Fiscal 2002	% Total Net Revenue	Fiscal 2003	% Total Net Revenue	2001-2002 % Change	2002-2003 % Change
Customer service and technical support	$137.2	13%	$164.9	13%	$178.9	11%	20%	8%
Selling and marketing	217.8	20%	263.7	20%	324.4	20%	21%	23%
Research and development	196.1	18%	198.5	15%	255.8	15%	1%	29%
General and administrative	93.5	9%	109.1	8%	148.9	9%	17%	36%
	644.6	59%	736.2	56%	908.0	55%	14%	23%
Charge for purchased research and development	0.2	0%	2.2	0%	8.9	1%	NM	NM
Charge for vacant facilities	—	—	13.2	1%	(1.1)	0%	NM	NM
Acquisition-related charges	247.8	23%	181.4	14%	33.9	2%	–27%	–81%
Loss on impairment of long-lived asset	—	—	27.0	2%	—	—	—	—
Total operating expenses	$892.6	81%	$960.0	73%	$949.7	58%	8%	–1%

NM is a non-meaningful comparison.

Customer Service and Technical Support

Fiscal 2003 Compared to Fiscal 2002. Customer service and technical support expenses were 11% of total net revenue in fiscal 2003 compared to 13% in fiscal 2002. We continued to increase our efficiency in fiscal 2003 by improving our utilization of internal customer service representatives and by outsourcing some of our seasonal call center capabilities. We also increased the proportion of customer service and technical support we provide through less expensive methods such as Web sites, online chat, email and other electronic means. In fiscal 2003 we benefited from the fiscal 2002 implementation of a number of successful process excellence initiatives that reduced costs while maintaining or increasing service levels. These benefits were partially offset by increased demand for customer service and technical support due to the increasing complexity of our products and to customer questions relating to product activation technology in TurboTax desktop products. We discontinued product activation in certain TurboTax products after the 2002 tax season.

Fiscal 2002 Compared to Fiscal 2001. Customer service and technical support expenses were 13% of total net revenue in fiscal 2002 and 2001. We improved our efficiency in fiscal 2002 by increasing the proportion of customer service and technical support we provide through less expensive methods such as Web sites, online chat, email and other electronic means. We also implemented a number of successful process excellence initiatives that reduced costs while maintaining or increasing service levels. However, these benefits were offset by higher direct sales and support costs associated with converting the customers of Tax Accounting and Software Company, a company that we acquired in April 2001, to our ProSeries and Lacerte professional tax products, and by increased demand for customer service and technical support due to our growing customer base.

Selling and Marketing

Fiscal 2003 Compared to Fiscal 2002. Selling and marketing expenses were 20% of total net revenue in fiscal 2003 and fiscal 2002. In fiscal 2003, we continued to expand our small business marketing programs to support the Right for My Business strategy announced in fiscal 2002. Marketing expenses for certain new QuickBooks products with advanced functionality totaled approximately $12.0 million in fiscal 2003, compared to about

$2.0 million in marketing expenses for those products in fiscal 2002. Marketing expenses for fiscal 2003 also increased compared to fiscal 2002 as we expanded marketing programs to support our Consumer Tax Right for Me strategy, which we introduced during the 2002 tax season. In addition, we added selling and marketing expenses for the companies we acquired in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. These increases were partially offset by a decrease in selling and marketing expenses as a percentage of total net revenue for our payroll business due to significant revenue growth in that segment.

Fiscal 2002 Compared to Fiscal 2001. Selling and marketing expenses were 20% of total net revenue in fiscal 2002 and fiscal 2001. In fiscal 2002, selling and marketing expenses increased as we expanded our small business marketing programs to support the Right for My Business strategy announced in September 2001. We also incurred additional marketing expenses for our Intuit Construction Business Solutions products, which we acquired in November 2001. These increases were partially offset by a decrease in selling and marketing expenses as a percentage of total net revenue for our payroll business due to significant revenue growth in that segment.

Research and Development

Fiscal 2003 Compared to Fiscal 2002. Research and development expenses were 15% of total net revenue in fiscal 2003 and fiscal 2002. During fiscal 2003, we continued to invest in new products and enhanced functionality for existing products, particularly those that support our small business Right for My Business and Consumer Tax Right for Me strategies. We also added research and development expenses for the companies we acquired in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. Offsetting these increases, we continued to benefit from improvements in our development process that resulted in shorter development times and higher quality in many of our products.

Fiscal 2002 Compared to Fiscal 2001. During fiscal 2002, we increased research and development spending in some of our highest-growth businesses—QuickBooks, Consumer Tax and Professional Accounting Solutions—by approximately 10%. In particular, we continued to invest in our Right for My Business strategy, including new QuickBooks Premier, Enterprise and Point of Sale products launched in the second quarter of fiscal 2002, the Intuit Developer Network and other new products that we expected to introduce in fiscal 2003. At the same time, we significantly decreased or stopped spending in less strategic areas and discontinued product lines. We also benefited from improvements in our development process that resulted in shorter development times and higher quality for our new QuickBooks products. The net result was that research and development expenses in fiscal 2002 declined as a percentage of total net revenue to 15% of total net revenue compared to 18% in fiscal 2001.

General and Administrative

Fiscal 2003 Compared to Fiscal 2002. General and administrative expenses were 9% of total net revenue in fiscal 2003 compared to 8% in fiscal 2002. General and administrative expenses increased in fiscal 2003 compared to fiscal 2002 primarily due to acquisition integration costs; the addition of general and administrative expenses for the companies we acquired in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003; and higher insurance costs. General and administrative expenses did not include labor costs capitalized in connection with internal use software projects of $18.0 million in fiscal 2003 and $12.9 million in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001. General and administrative expenses were 8% of total net revenue in fiscal 2002 compared to 9% in fiscal 2001. We experienced increased directors' and officers' liability insurance costs and costs associated with integrating our acquisitions of Intuit Construction Business Solutions (formerly OMware, Inc.) in November 2001 and EmployeeMatters, Inc. in December 2000. These increases were partially offset by decreases in bad debt charges in fiscal 2002 compared to fiscal 2001.

Charge for Purchased Research and Development

In connection with certain acquisitions and with the assistance of third-party appraisers, we determine the value of in-process projects under development for which technological feasibility has not been established. The value of each project is determined by estimating the costs to develop the in-process technology into a commercially feasible product, estimating the net cash flows we believe would result from the product and discounting these net cash flows back to their present value. The resulting amount is recorded as a charge for purchased research and development when we acquire certain new businesses.

In fiscal 2003, we recorded charges totaling $8.9 million for purchased research and development, primarily in connection with our acquisition of Blue Ocean Software, Inc. (now Intuit Information Technology Solutions). In fiscal 2002, we recorded a charge of $2.2 million for purchased research and development as a result of our acquisition of Management Reports, Inc. (now MRI Real Estate Solutions). In fiscal 2001, we recorded a charge of $0.2 million for purchased research and development when we acquired Tax Accounting and Software Corporation.

Charge for Vacant Facilities

During the third quarter of fiscal 2002, we concluded that we would not occupy two vacant leased buildings in Mountain View, California and that we would be unable to recover a substantial portion of our lease obligations by subleasing the vacant space. As a result, we recorded a charge for vacant facilities of $13.2 million in that quarter. During the fourth quarter of fiscal 2003, we decided that based on corporate growth requirements and the current real estate market in the San Francisco Bay Area, we would reoccupy one of these two vacant buildings. As a result, we reversed the remaining $1.9 million reserve for the related lease obligations to our statement of operations. At the same time, we added $1.4 million to the reserve for the remaining vacant Mountain View building to reflect our revised estimate of future sublease income for that facility. Based on revised estimates, we also reversed approximately $0.6 million in reserves related to various smaller facilities for a total credit for vacant facilities of $1.1 million to our statement of operations in the fourth quarter of fiscal 2003. See Note 13 of the financial statements.

Acquisition-Related Charges

Acquisition-related charges include the amortization of goodwill prior to August 1, 2002, the amortization of purchased intangible assets and deferred compensation expenses arising from acquisitions, and impairment charges relating to goodwill and purchased intangible assets. Beginning on August 1, 2002, we no longer amortize goodwill due to our adoption of SFAS 142. However, it is possible that in the future we may incur impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions. See Note 1 and Note 4 of the financial statements.

Fiscal 2003 Compared to Fiscal 2002. In fiscal 2003, acquisition-related charges were $33.9 million compared to $181.4 million in fiscal 2002. In fiscal 2002, acquisition-related charges included the amortization of goodwill, the amortization of purchased intangible assets and deferred compensation expenses arising from acquisitions. Acquisition-related charges for fiscal 2002 also included impairment charges of $22.0 million that were related to our Internet-based advertising business and our Site Solutions business. Beginning with the first quarter of fiscal 2003, acquisition-related charges no longer included amortization of goodwill due to our adoption of SFAS 142 and there were no impairment charges in fiscal 2003.

Fiscal 2002 Compared to Fiscal 2001. In fiscal 2002, acquisition-related charges were $181.4 million compared to $247.8 million in fiscal 2001. Acquisition-related charges in fiscal 2002 included impairment charges totaling $22.0 million that were related to our Internet-based advertising business and our Site Solutions business. Acquisition-related charges for fiscal 2001 included impairment charges that totaled $78.7 million for goodwill and intangible assets recorded in connection with our acquisitions of Venture Finance Software Corp., SecureTax.com and Hutchison Avenue Software Corporation.

Loss on Impairment of Long-lived Asset

In connection with the sale of our Quicken Bill Manager business in May 2001, we acquired a $27.0 million long-term asset related to future consideration from Princeton eCom. See Note 8 of the financial statements. During fiscal 2002, events and circumstances indicated impairment of this asset. These indicators included the deterioration of Princeton eCom's financial position and the decreased likelihood that it would receive future funding. Based on our analysis we determined that the fair value of this asset was impaired and recorded a charge of $27.0 million in fiscal 2002 to reduce its carrying value to zero.

Non-Operating Income and Expenses

Interest and Other Income

Interest and other income was $38.7 million in fiscal 2003 compared to $27.3 million in fiscal 2002 and $57.6 million in fiscal 2001. Fiscal 2003 interest and other income included $10.1 million in royalties from trademark license and distribution agreements that we entered into when we sold our mortgage business in July 2002. See Note 9 of the financial statements. Due to the effect of the weakening U.S. dollar on intercompany balances with our Canadian subsidiary, interest and other income also included foreign exchange gains of $5.4 million in fiscal 2003, compared to a nominal foreign exchange impact in fiscal 2002. In fiscal 2003, the interest income that we earned on our cash and short-term investment balances decreased due in part to a continuing decline in market interest rates compared to the same periods of the prior year. Our interest income also decreased as a result of lower average cash and short-term investment balances during part of fiscal 2003 compared to the same periods of fiscal 2002 due to our use of cash to fund our acquisitions and our stock repurchase programs. See Note 7 and Note 15 of the financial statements.

The decrease in interest and other income during fiscal 2002 compared to fiscal 2001 was due to a sharp decline in the interest we earned on our cash and short-term investment balances in fiscal 2002, reflecting significant decreases in market interest rates during the period.

Interest earned on customer payroll deposits is reported as revenue for our payroll business, and is not included in interest and other income.

Gains (Losses) on Marketable Securities and Other Investments, Net

We recorded a pre-tax net gain relating to marketable securities and other investments of $10.9 million in fiscal 2003. We recorded pre-tax net losses relating to marketable securities and other investments of $15.5 million in fiscal 2002 and $98.1 million in fiscal 2001. The fiscal 2003 net gain included charges totaling $2.8 million to write down certain long-term investments for which the decline in fair value below carrying value was other-than-temporary. The fiscal 2002 net loss included charges totaling $9.5 million to write down certain long-term investments for which the decline in fair value below carrying value was other-than-temporary. The fiscal 2001 net loss included charges of $40.2 million to write down certain available-for-sale securities for which the decline in fair value below carrying value was other-than-temporary and $28.6 million to write down certain long-term investments for which the decline in fair value below carrying value was other-than-temporary.

Net Gains (Losses) on Divestitures

In March 2002, we paid $12.0 million to terminate our remaining $20.3 million obligation under an interactive services agreement related to our Quicken Bill Manager business, which we sold in May 2001. We recorded a pre-tax gain of $8.3 million in connection with the termination of this agreement. See Note 8 of the financial statements.

During fiscal 2001, we recorded a pre-tax net loss of $15.3 million resulting from our divestitures of businesses. We recorded a pre-tax loss of $16.9 million for the sale of the technology assets of our Quicken Bill Manager business. This loss was partially offset by a pre-tax gain of $1.6 million for the sale of certain assets of our wholly owned subsidiary, Intuit Insurance Services, Inc., which operated our Quicken Insurance business. See Note 8 of the financial statements.

Income Taxes

For fiscal 2003, we recorded an income tax provision of $129.6 million on pre-tax income from continuing operations of $392.8 million, resulting in an effective tax rate of approximately 33%. For fiscal 2002, we recorded an income tax provision of $16.9 million on pre-tax income from continuing operations of $70.5 million, resulting in an effective tax rate of approximately 24%. For fiscal 2001, we recorded an income tax benefit of $12.5 million on a pre-tax loss from continuing operations of $137.1 million, resulting in an effective tax rate of approximately 9%. Our effective tax rate for fiscal 2003 differs from the federal statutory rate primarily due to tax-exempt interest income and research and development credits. Our effective tax rate for fiscal 2002 differs from the federal statutory rate primarily due to a tax benefit related to a divestiture that became available during the year and tax-exempt interest income, offset by non-deductible merger related charges. Our effective tax rate for fiscal 2001 differs from the federal statutory rate primarily due to the net effect of non-deductible merger and divestiture related charges offset by the benefit received from tax-exempt interest income.

At July 31, 2003, we had net deferred tax assets of $217.9 million, which included a valuation allowance of $7.5 million for net operating loss carryforwards relating to our international subsidiaries and certain state capital loss carryforwards. The allowance reflects management's assessment that we may not receive the benefit of certain loss carryforwards of our international subsidiaries and capital loss carryforwards in certain state jurisdictions. While we believe our current valuation allowance is sufficient, it may be necessary to increase this amount if it becomes more likely that we will not realize a greater portion of the net deferred tax asset. We assess the need for an adjustment to the valuation allowance on a quarterly basis. See Note 14 of the financial statements.

Discontinued Operations

Intuit KK

On February 7, 2003, we sold our wholly owned Japanese subsidiary, Intuit KK, and accounted for the sale as discontinued operations. In accordance with SFAS 144, we have segregated the operating results of Intuit KK from continuing operations on our statement of operations for all periods prior to the sale. We recorded a gain on disposal of these discontinued operations of $71.0 million, net of income taxes of $5.1 million, in the third quarter of fiscal 2003. See Note 9 of the financial statements.

Quicken Loans

On July 31, 2002, we sold 87.5% of our Quicken Loans mortgage business segment and accounted for the sale as discontinued operations. In accordance with APB Opinion No. 30, we have segregated the operating results of Quicken Loans from continuing operations on our statement of operations for all periods prior to the sale. We recorded a net gain on disposal of these discontinued operations of $23.3 million in the fourth quarter of fiscal 2002. In October 2002, we sold our residual 12.5% equity interest in the purchasing company and recognized a net gain of $5.6 million on the transaction. See Note 9 of the financial statements.

Concurrent with the sale, we signed an agreement to license the Quicken Loans brand and a distribution agreement under which the purchasing company will provide mortgage services on Quicken.com. We will receive minimum royalties of $1.75 million a year for the next five years under the licensing agreement and minimum fees of $0.75 million a year for the next five years under the distribution agreement. Royalties and fees under these agreements are being recorded as earned and are included in interest and other income on our statement of operations. For fiscal 2003, we recorded royalties of $1.75 million under the trademark licensing agreement and fees of $8.3 million under the distribution agreement. Fees due under these agreements totaled $9.5 million at July 31, 2003 and are included in accounts receivable on our balance sheet. See Note 9 of the financial statements.

Cumulative Effect of Accounting Change

During the first quarter of fiscal 2001, we recorded a cumulative gain of $14.3 million, net of income taxes, as a result of a change in accounting principle when we adopted SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities.*" We recognized the cumulative effect of the change in how we accounted for options to purchase shares of S1 Corporation as of August 1, 2000. See Note 1 of the financial statements. Subsequent fluctuations in the fair value of these options were included in our net income or net loss until we sold them in the first quarter of fiscal 2002.

Liquidity and Capital Resources

At July 31, 2003 our cash, cash equivalents and short-term investments totaled $1.2 billion, essentially unchanged from July 31, 2002. In fiscal 2003, we generated cash primarily from continuing operations, discontinued operations and the issuance of common stock under employee stock plans and we used cash primarily for our stock repurchase programs and for acquisitions. The following table summarizes selected items from our statements of cash flows for fiscal 2001, 2002 and 2003. For complete statements of cash flows for those periods, see the financial statements.

	Fiscal		
(In thousands)	2001	2002	2003
Net cash provided by operating activities	**$ 230.7**	**$ 344.3**	**$ 569.4**
Net income (loss) from continuing operations	(124.7)	53.6	263.2
Acquisition-related costs	263.0	196.0	56.6
Depreciation	54.3	58.8	73.8
Net cash used in investing activities	**(300.0)**	**(30.9)**	**(486.6)**
Acquisitions of businesses, net of cash acquired	(198.1)	(284.1)	(214.8)
Net liquidation (purchases) of short-term investments	(64.4)	302.7	(224.5)
Purchases of property and equipment	48.4	42.1	50.4
Capitalization of internal use software	23.4	21.3	34.3
Net cash provided by (used in) financing activities	**87.6**	**(196.1)**	**(661.8)**
Purchase of treasury stock	(8.4)	(318.4)	(814.3)
Net proceeds from issuance of common stock	96.8	133.6	155.9
Net cash provided by (used in) discontinued operations	**(303.1)**	**225.2**	**341.4**
Collection of amounts due from discontinued operations entities	(297.7)	108.1	241.6
Net income from discontinued operations	27.5	63.2	3.3
Net gains from discontinued operations	—	23.3	76.6

We generated $569.4 million, $344.3 million and $230.7 million in cash from our operations during fiscal 2003, 2002 and 2001. Net income from continuing operations generated $263.2 million in fiscal 2003 and $53.6 million in fiscal 2002. Net loss from continuing operations used $124.7 million in fiscal 2001. Adjustments for non-cash expenses included depreciation of $73.8 million, $58.8 million and $54.3 million in fiscal 2003, 2002 and 2001. Adjustments for non-cash expenses also included acquisition-related charges, charges for purchased research and development and amortization of purchased software totaling $56.6 million, $196.0 million and $263.0 million in those periods. Adjustments for non-cash expenses included $27.0 million for an impairment loss on a long-lived asset in fiscal 2002 and $98.1 million for net losses on marketable securities and other investments in fiscal 2001.

We used $486.6 million, $30.9 million and $300.0 million in cash for investing activities during fiscal 2003, 2002 and 2001. Our primary use of cash for investing activities was for business acquisitions, which totaled $214.8 million in fiscal 2003, $284.1 million in fiscal 2002 and $198.1 million in fiscal 2001, net of cash on the balance sheets of the companies when we acquired them. Fiscal 2003 proceeds from the sale upon maturity of short-term investments of $2.1 billion were more than offset by reinvestments of $2.3 billion, a net investment of $224.5 million. Proceeds of $3.2 billion from the sale upon maturity of short-term investments were partially offset by reinvestments of $2.9 billion during fiscal 2002, a net draw of $302.7 million. Fiscal 2001 proceeds from the sale upon maturity of short-term investments of $3.1 billion essentially offset reinvestments of $3.2 billion. Finally, as a result of our continued investment in information systems and infrastructure, we also purchased property and equipment of $50.4 million, $42.1 million and $48.4 million and capitalized internal use software development projects of $34.3 million, $21.3 million and $23.4 million in fiscal 2003, 2002 and 2001.

We used $661.8 million and $196.1 million in cash for our financing activities in fiscal 2003 and 2002. We generated $87.6 million in cash from financing activities in fiscal 2001. The primary component of cash used for financing activities in fiscal 2003 and 2002 was $814.3 million and $318.4 million for the repurchase of stock through our stock repurchase programs. See Note 15 of the financial statements. This was partially offset by proceeds of $155.9 million and $133.6 million we received from the issuance of common stock under employee stock plans in fiscal 2003 and 2002. The primary component of cash generated from financing activities in fiscal 2001 was $96.8 million we received from the issuance of common stock under employee stock plans.

Cash generated by discontinued operations totaled $341.4 million in fiscal 2003 and $225.2 million in fiscal 2002 while discontinued operations used cash of $303.1 million in fiscal 2001. Cash generated by discontinued operations in fiscal 2003 included collection of $241.6 million in amounts due from Quicken Loans and

Intuit KK and a net gain of $71.0 million from the sale of Intuit KK. Cash generated by discontinued operations during fiscal 2002 was primarily from collection of $108.1 million in amounts due from Quicken Loans and Intuit KK, net income from discontinued operations of $63.2 million and a gain of $23.3 million on the sale of Quicken Loans. Cash used in discontinued operations during fiscal 2001 was related primarily to an increase of $297.7 million in amounts due from Quicken Loans and Intuit KK.

In May 2001, Intuit's Board of Directors initiated Repurchase Plan I and authorized the Company to repurchase up to $500.0 million of common stock from time to time over a three-year period. In July 2002, our Board of Directors increased the authorized purchase amount by $250.0 million to a total of $750.0 million. From inception of the program through its conclusion in December 2002, we repurchased a total of 16.6 million shares of our common stock for an aggregate cost of approximately $750.0 million. Shares of stock repurchased under this program became treasury shares.

In March 2003, Intuit's Board of Directors initiated Repurchase Plan II and authorized the Company to repurchase up to $500.0 million of common stock from time to time over a three-year period. During fiscal 2003, we repurchased a total of 8.9 million shares of our common stock for an aggregate cost of approximately $390.4 million under this program. Authorized funds of $109.6 million remained available under the program at July 31, 2003. Shares of stock repurchased under this program become treasury shares.

In August 2003, our Board of Directors initiated Repurchase Plan III and authorized the Company to repurchase up to $500.0 million of common stock from time to time over a three-year period. Shares of stock repurchased under this program will become treasury shares.

Shares repurchased under the plans described above from the inception of the plans had no significant impact on our basic and diluted net income or loss per share in fiscal 2001 or 2002 while they increased our basic and diluted net income per share by $0.13 and $0.12 in fiscal 2003.

Outstanding loans to executive officers and other employees totaled $19.7 million at July 31, 2003 and $21.3 million at July 31, 2002. Loans to executive officers are primarily relocation loans. Loans are generally secured by real property and have maturity dates of up to 10 years. As of July 31, 2003, all interest payments were current in accordance with the terms of the loan agreements. Consistent with the requirements of the Sarbanes-Oxley legislation enacted on July 30, 2002, no loans to executive officers have been made or modified since July 30, 2002 and we do not intend to make or modify loans to executive officers in the future. See Note 19 of the financial statements.

In March 2003, we repurchased 17,532 shares of common stock from our chief executive officer at fair market value to provide him with the funds to pay the payroll tax withholding obligation relating to the vesting of his restricted stock. See Note 19 of the financial statements.

In the normal course of business, we enter into leases for new or expanded facilities in both domestic and global locations. We also evaluate, on an ongoing basis, the merits of acquiring technology or businesses, or establishing strategic relationships with and investing in other companies. We may decide to use cash and cash equivalents to fund such activities in the future.

We believe that our cash, cash equivalents and short-term investments will be sufficient to meet anticipated seasonal working capital and capital expenditure requirements for at least the next twelve months.

The following table summarizes our contractual obligations at July 31, 2003:

	Payments Due by Period				
(In millions)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Restricted cash	$12.2	$ —	$ —	$ —	$ 12.2
Short-term portion of vacancy reserve	1.4	—	—	—	1.4
Long-term obligations	3.5	20.5	2.6	2.7	29.3
Operating leases	24.6	49.9	39.3	69.0	182.8
Total contractual cash obligations	$41.7	$70.4	$41.9	$71.7	$225.7

Restricted cash at July 31, 2003 included $4.0 million for product rebates due our customers and $5.7 million in obligations to our employees under deferred compensation plans. Restricted cash at July 31, 2003 also included $2.5 million that we held in escrow in connection with our fiscal 2002 acquisition of CBS Employer Services, Inc. The escrow period expires in June 2005. See Note 1 of the financial statements.

Long-term obligations at July 31, 2003 included the $8.3 million long-term portion of our reserve for vacant Mountain View facilities. Long-term obligations also included $17.5 million for amounts we owe to former stockholders of CBS Employer Services, Inc. in connection with our acquisition of that company in the fourth quarter of fiscal 2002. See Note 13 of the financial statements.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables."* Issue 00-21 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe that the adoption of Issue 00-21 will have a material effect on our consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, *"Consolidation of Variable Interest Entities."* FIN 46 requires us to consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Some of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We anticipate that the adoption of FIN 46 will not have a material impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued Statement No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. We do not believe the adoption of Statement 149 will have a material effect on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that are frequently used in connection with share repurchase programs. We do not use such instruments in our share repurchase program. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. We adopted Statement 150 on June 1, 2003 and do not believe the effect of adopting this statement will have a material impact on our financial position, results of operations or cash flows.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)	July 31, 2002	July 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 408,948	$ 170,043
Short-term investments	815,342	1,036,758
Marketable securities	16,791	865
Customer deposits	300,409	306,007
Accounts receivable, net of allowance for doubtful accounts of $5,696 and $5,409, respectively	51,999	88,156
Income taxes receivable	2,187	—
Deferred income taxes	67,799	34,824
Prepaid expenses and other current assets	49,581	32,217
Amounts due from discontinued operations entities	241,616	—
Total current assets	1,954,672	1,668,870
Property and equipment, net	179,122	188,253
Goodwill, net	428,948	591,091
Purchased intangibles, net	125,474	125,445
Long-term deferred income taxes	176,553	183,061
Loans to executive officers and other employees	21,270	19,690
Other assets	37,654	13,857
Net long-term assets of discontinued operations	4,312	—
Total assets	$2,928,005	$2,790,267
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 71,069	$ 56,786
Accrued compensation and related liabilities	87,426	118,678
Payroll service obligations	300,381	306,007
Deferred revenue	147,120	178,840
Income taxes payable	—	76,725
Other current liabilities	66,090	59,129
Net current liabilities of discontinued operations	7,688	—
Total current liabilities	679,774	796,165
Long-term obligations	32,592	29,265
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value		
Authorized—1,345 shares total; 145 shares designated Series A; 250 shares designated Series B Junior Participating		
Issued and outstanding—None	—	—
Common stock, $0.01 par value		
Authorized—750,000 shares		
Issued and outstanding—211,164 and 199,472 shares, respectively	2,112	1,995
Additional paid-in capital	1,844,595	1,919,559
Treasury shares, at cost	(126,107)	(672,326)
Deferred compensation	(12,628)	(25,850)
Accumulated other comprehensive income (loss)	(3,675)	(789)
Retained earnings	511,342	742,248
Total stockholders' equity	2,215,639	1,964,837
Total liabilities and stockholders' equity	$2,928,005	$2,790,267

See accompanying notes.

annual report

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Fiscal 2001	Fiscal 2002	Fiscal 2003
Net revenue:			
Product	$ 805,684	$ 977,528	$1,157,943
Service	216,544	273,575	423,548
Other	73,834	61,125	69,252
Total net revenue	1,096,062	1,312,228	1,650,743
Cost and expenses:			
Cost of revenue:			
Cost of product revenue	135,559	157,373	173,800
Cost of service revenue	108,349	107,634	149,538
Cost of other revenue	25,952	24,366	20,626
Amortization of purchased software	14,949	12,423	13,796
Customer service and technical support	137,171	164,875	178,949
Selling and marketing	217,769	263,721	324,389
Research and development	196,119	198,471	255,821
General and administrative	93,508	109,076	148,855
Charge for purchased research and development	238	2,151	8,859
Charge (credit) for vacant facilities	—	13,237	(1,069)
Acquisition-related charges (includes impairment charges of $78,686 in 2001 and $22,006 in 2002)	247,806	181,401	33,947
Loss on impairment of long-lived asset	—	27,000	—
Total costs and expenses	1,177,420	1,261,728	1,307,511
Income (loss) from continuing operations	(81,358)	50,500	343,232
Interest and other income	57,593	27,276	38,694
Gains (losses) on marketable securities and other investments, net	(98,053)	(15,535)	10,912
Gains (losses) on divestiture of businesses, net	(15,315)	8,308	—
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	(137,133)	70,549	392,838
Income tax (benefit) provision	(12,477)	16,934	129,636
Net income (loss) from continuing operations before cumulative effect of accounting change	(124,656)	53,615	263,202
Discontinued operations, net of income taxes (Note 9):			
Net income from Quicken Loans discontinued operations	20,972	47,100	—
Gain on disposal of Quicken Loans discontinued operations	—	23,300	5,556
Net income from Intuit KK discontinued operations	6,577	16,145	3,267
Gain on disposal of Intuit KK discontinued operations	—	—	71,009
Net income from discontinued operations	27,549	86,545	79,832
Cumulative effect of accounting change, net of income taxes of $9,543	14,314	—	—
Net income (loss)	$ (82,793)	$ 140,160	$ 343,034
Basic net income (loss) per share from continuing operations before cumulative effect of accounting change	$ (0.60)	$ 0.25	$ 1.28
Basic net income per share from discontinued operations	0.13	0.41	0.39
Cumulative effect of accounting change per share	0.07	—	—
Basic net income (loss) per share	$ (0.40)	$ 0.66	$ 1.67
Shares used in basic per share amounts	207,959	211,794	205,294
Diluted net income (loss) per share from continuing operations before cumulative effect of accounting change	$ (0.60)	$ 0.24	$ 1.25
Diluted net income per share from discontinued operations	0.13	0.40	0.38
Cumulative effect of accounting change per share	0.07	—	—
Diluted net income (loss) per share	$ (0.40)	$ 0.64	$ 1.63
Shares used in diluted per share amounts	207,959	217,897	210,955

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Treasury Stock	Deferred Compensation	Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance at July 31, 2000	204,299,955	$2,043	$1,519,650	$ (134)	$(26,522)	$ 55,586	$ 520,666	$2,071,289
Components of comprehensive loss:								
Net loss	—	—	—	—	—	—	(82,793)	(82,793)
Other comprehensive loss, net of tax	—	—	—	—	—	(27,406)	—	(27,406)
Comprehensive loss, net of tax								(110,199)
Issuance of common stock upon exercise of options and other	5,201,860	52	82,024	—	—	—	—	82,076
Issuance of common stock pursuant to Employee Stock Purchase Plan	469,873	5	14,719	—	—	—	—	14,724
Stock repurchase	(239,542)	(2)	—	(8,363)	—	—	—	(8,365)
Issuance of common stock pursuant to acquisitions	794,093	7	44,779	—	—	—	—	44,786
Tax benefit from employee stock option transactions	—	—	59,546	—	—	—	—	59,546
Deferred stock compensation	—	—	2,667	—	(2,667)	—	—	—
Amortization of deferred compensation	—	—	—	—	7,469	—	—	7,469
Balance at July 31, 2001	210,526,239	2,105	1,723,385	(8,497)	(21,720)	28,180	437,873	2,161,326
Components of comprehensive income:								
Net income	—	—	—	—	—	—	140,160	140,160
Other comprehensive loss, net of tax	—	—	—	—	—	(31,855)	—	(31,855)
Comprehensive income, net of tax								108,305
Issuance of common stock upon exercise of options and other	5,961,223	60	(10,178)	193,010	—	—	(66,691)	116,201
Issuance of common stock pursuant to Employee Stock Purchase Plan	583,991	6	10,178	7,656	—	—	—	17,840
Stock repurchase	(7,361,839)	(74)	—	(318,276)	—	—	—	(318,350)
Issuance of common stock pursuant to acquisitions	1,454,027	15	67,964	—	—	—	—	67,979
Tax benefit from employee stock option transactions	—	—	53,246	—	—	—	—	53,246
Deferred stock compensation	—	—	—	—	(1,620)	—	—	(1,620)
Amortization of deferred compensation	—	—	—	—	10,712	—	—	10,712
Balance at July 31, 2002	211,163,641	2,112	1,844,595	(126,107)	(12,628)	(3,675)	511,342	2,215,639
Components of comprehensive income:								
Net income	—	—	—	—	—	—	343,034	343,034
Other comprehensive income, net of tax	—	—	—	—	—	2,886	—	2,886
Comprehensive income, net of tax								345,920
Issuance of common stock upon exercise of options and other	5,564,618	56	—	244,378	—	—	(107,146)	137,288
Issuance of common stock pursuant to Employee Stock Purchase Plan	476,454	5	—	23,550	—	—	(4,982)	18,573
Stock repurchase	(17,940,053)	(180)	—	(813,463)	—	—	—	(813,643)
Repurchase of vested restricted stock	(17,532)	—	—	(684)	—	—	—	(684)
Issuance of common stock pursuant to acquisitions	224,589	2	9,993	—	—	—	—	9,995
Tax benefit from employee stock option transactions	—	—	47,780	—	—	—	—	47,780
Restricted stock award	—	—	18,082	—	(18,082)	—	—	—
Reduction of deferred stock compensation due to stock option cancellations	—	—	(891)	—	891	—	—	—
Amortization of deferred compensation	—	—	—	—	3,969	—	—	3,969
Balance at July 31, 2003	199,471,717	$1,995	$1,919,559	$(672,326)	$(25,850)	$ (789)	$ 742,248	$1,964,837

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Fiscal 2001	Fiscal 2002	Fiscal 2003
Cash flows from operating activities:			
Net income (loss) from continuing operations	$ (124,656)	$ 53,615	$ 263,202
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Acquisition-related charges	247,806	181,401	33,947
Amortization of purchased software	14,949	12,423	13,796
Amortization of other purchased intangible assets	—	—	2,677
Charge for purchased research and development	238	2,151	8,859
Amortization of deferred compensation not related to acquisitions	2,531	2,534	2,714
Depreciation	54,324	58,841	73,776
Loss on disposal of property and equipment	—	3,227	2,348
Charge (credit) for vacant facilities	—	13,237	(1,069)
Loss on impairment of long-lived asset	—	27,000	—
Net (gains) losses from marketable securities and other investments	98,053	15,535	(10,912)
Net (gains) losses on divestiture of businesses	15,315	(8,308)	—
Deferred income taxes	(72,952)	(21,575)	22,541
Tax benefit from employee stock options	59,546	53,246	47,780
Subtotal	295,154	393,327	459,659
Changes in operating assets and liabilities:			
Customer deposits	(27,460)	(50,938)	(5,598)
Accounts receivable	38,409	(11,520)	(31,672)
Income taxes receivable	—	(2,187)	2,187
Prepaid expenses and other current assets	(13,324)	(11,144)	23,446
Accounts payable	(20,252)	8,522	(14,968)
Accrued compensation and related liabilities	16,203	21,578	31,019
Payroll service obligations	28,069	51,087	5,626
Deferred revenue	29,591	12,488	24,429
Income taxes payable	(55,620)	(65,726)	82,590
Other current liabilities	(60,034)	(1,187)	(7,282)
Total changes in operating assets and liabilities	(64,418)	(49,027)	109,777
Net cash provided by operating activities	230,736	344,300	569,436
Cash flows from investing activities:			
Change in other assets	7,764	(9,582)	(122)
Purchases of property and equipment	(48,410)	(42,096)	(50,399)
Capitalization of internal use software	(23,441)	(21,323)	(34,345)
Proceeds from the sale of marketable securities	29,635	23,435	37,546
Purchases of short-term investments	(3,169,430)	(2,849,548)	(2,302,536)
Liquidation and maturity of short-term investments	3,104,983	3,152,256	2,078,044
Acquisitions of businesses, net of cash acquired	(198,062)	(284,065)	(214,807)
Purchases of long-term investments, net	(3,079)	—	—
Net cash used in investing activities	(300,040)	(30,923)	(486,619)
Cash flows from financing activities:			
Change in long-term obligations	(850)	(11,333)	(3,297)
Net proceeds from issuance of common stock	96,797	133,565	155,861
Purchase of treasury stock	(8,363)	(318,350)	(814,327)
Net cash provided by (used in) financing activities	87,584	(196,118)	(661,763)
Net cash provided by (used in) discontinued operations	(303,087)	225,210	341,372
Effect of foreign currency translation	2,538	(431)	(1,331)
Net increase (decrease) in cash and cash equivalents	(282,269)	342,038	(238,905)
Cash and cash equivalents at beginning of period	349,179	66,910	408,948
Cash and cash equivalents at end of period	$ 66,910	$ 408,948	$ 170,043
Supplemental disclosure of cash flow information:			
Interest paid	$ 3,149	$ 1,768	$ 890
Income taxes paid (refunded)	$ 39,131	$ 101,645	$ (21,684)

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the financial statements of Intuit and its wholly owned subsidiaries. We have eliminated all intercompany balances and transactions in consolidation. We have reclassified certain amounts previously reported in our financial statements to conform to the current presentation. As discussed in Note 9, the Quicken Loans mortgage business, which we sold on July 31, 2002, has been accounted for as discontinued operations in accordance with Accounting Principles Board ("APB") Opinion No. 30. Also as discussed in Note 9, our Japanese subsidiary, Intuit KK, became a long-lived asset held for sale and a discontinued operation during the second quarter of fiscal 2003 in accordance with Statement of Financial Accounting Standards ("SFAS") 144. The sale of Intuit KK closed on February 7, 2003. Accordingly, we have reclassified our consolidated financial statements for all periods presented to reflect Quicken Loans and Intuit KK as discontinued operations. Unless noted otherwise, discussions in these notes pertain to our continuing operations.

annual report

Use of Estimates

We make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the disclosures made in the accompanying notes. For example, we use estimates in determining the fair value of undelivered elements in multiple element arrangements, in determining reserves for product returns and rebates, and in determining the collectibility of accounts receivable and the value of deferred tax assets. We use estimates to determine the remaining economic lives and carrying values of purchased intangible assets, property and equipment and other long-lived assets. We also use assumptions when employing the Black-Scholes valuation model to estimate the fair value of stock options granted for pro forma disclosures. See Note 1, "*Stock-Based Incentive Program.*" Despite our intention to establish accurate estimates and assumptions, actual results may differ from our estimates.

Net Revenue

We derive revenues from the sale of packaged software products and supplies, product support, professional services, outsourced payroll services and multiple element arrangements that may include any combination of these items. We recognize revenue for software products and related services in accordance with Statement of Position ("SOP") 97-2, "*Software Revenue Recognition,*" as modified by SOP 98-9. For other offerings, we follow Staff Accounting Bulletin No. 101, "*Revenue Recognition in Financial Statements.*" We recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable.

In some situations, we receive advance payments from our customers. We defer revenue associated with these advance payments until we ship the products or perform the services. Deferred revenue consisted of the following at the dates indicated:

	July 31,	
(In thousands)	**2002**	**2003**
Customer support	$ 22,256	$ 24,643
Payroll-related	42,985	68,117
Other deferred revenue and advance payments	81,879	86,080
	$147,120	$178,840

In accordance with the Financial Accounting Standard Board's ("FASB's") Emerging Issues Task Force Issue No. 01-9, "*Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product,*" we generally account for cash consideration (such as sales incentives) that we give to our customers or resellers as a reduction of revenue rather than as an operating expense.

Product Revenue

We typically recognize revenue from the sale of our packaged software products and supplies when we ship the product. We sell some of our QuickBooks and Consumer Tax products on consignment to a limited number of resellers. We recognize revenue for these consignment transactions only when the end-user sale has occurred.

We reduce product revenue from distributors and retailers for estimated returns that are based on historical returns experience and other factors such as the volume and price mix of products in the retail channel, trends in retailer inventory and economic trends that might impact customer demand for our products. We also reduce product revenue for the estimated redemption of rebates on certain current product sales. Our estimated reserves for distributor and retailer sales incentive rebates are based on distributors' and retailers' actual performance against the terms and conditions of rebate programs, which we typically establish annually. End user rebate reserves are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program.

Service Revenue

We recognize revenue from outsourced payroll processing and payroll tax filing services as the services are performed, provided we have no other remaining obligations to these customers. We generally require customers to remit payroll and payroll tax funds to us in advance of the applicable payroll due date via electronic funds transfer. We include in total net revenue the interest earned on invested balances resulting from timing differences between when we collect these funds from customers and when we remit the funds to outside parties.

We offer several technical support plans and recognize support revenue over the life of the plans. Service revenue also includes revenue from consulting, training and Web services such as TurboTax for the Web and electronic tax filing services. We generally recognize revenue as these services are performed, provided that we have no other remaining obligations to these customers and that the services performed are not essential to the functionality of delivered products and services.

Other Revenue

Other revenue consists primarily of revenue sharing arrangements with third-party service providers and from online advertising agreements. We recognize transaction fees from revenue sharing arrangements as end-user sales are reported to us by these partners. We typically recognize revenue from online advertising agreements as the advertisements are served or pro rata based on the contractual time period, whichever is less.

Multiple Element Arrangements

We also enter into certain revenue arrangements for which we are obligated to deliver multiple products and/or services (multiple elements). For these arrangements, which generally include software products, we allocate and defer revenue for the undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is generally the price charged when that element is sold separately.

In situations where VSOE exists for all elements (delivered and undelivered), we allocate the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. If VSOE does not exist for undelivered items that are services, then we recognize the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified products or features, we defer revenue until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

We recognize revenue related to the delivered products or services only if: (1) the above revenue recognition criteria are met; (2) any undelivered products or services are not essential to the functionality of the delivered products and services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; and (4) we have an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services.

For arrangements where undelivered services are essential to the functionality of delivered software, we recognize both the product license revenues and service revenues under the percentage of completion contract method in accordance with the provisions of SOP 81-1, *"Accounting for Performance of Construction Type and Certain Production Type Contracts."* We follow the percentage of completion method when reasonably dependable estimates of progress toward completion of a contract can be made. We estimate the percentage of completion on contracts using hours incurred to date as a percentage of the total estimated hours to complete the project. If we do not have a sufficient basis on which to measure progress toward completion, we recognize revenue using the completed contract method, when we receive final acceptance from the customer. To date, license and service revenues recognized pursuant to SOP 81-1 have not been significant.

Shipping and Handling Costs

We record the amounts we charge our customers for the shipping and handling of our software products as product revenue and we record the related costs as cost of product revenue on our statement of operations. Product revenue from shipping and handling totaled $22.3 million in fiscal 2002, $25.8 million in fiscal 2002 and $29.5 million in fiscal 2003.

Customer Service and Technical Support

Customer service and technical support costs include the costs associated with performing order processing, answering customer inquiries by telephone and through Web sites, e-mail and other electronic means, and providing free technical support assistance to customers. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to customers. We do not defer the recognition of any revenue associated with sales of these products, since the cost of providing this free technical support is insignificant. The technical support is provided within one year after the associated revenue is recognized and free product enhancements are minimal and infrequent. We accrue the estimated cost of providing this free support upon product shipment.

Software Development Costs

SFAS 86, *"Accounting for Costs of Computer Software to be Sold, Leased, or otherwise Marketed,"* requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, our software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, we have not capitalized any development costs. SFAS 2, *"Accounting for Research and Development Costs,"* establishes accounting and reporting standards for research and development. In accordance with SFAS 2, costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs on our statement of operations.

We capitalize costs related to the development of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Software obtained for internal use has generally been enterprise level business and finance software that we customize to meet our specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally three years. We have not sold, leased or licensed software developed for internal use to our customers and we have no intention of doing so in the future.

Advertising

We expense advertising costs as we incur them. Advertising expense for fiscal 2001, 2002 and 2003 was approximately $31.6 million, $28.9 million and $31.6 million.

Per Share Computations

We compute basic income or loss per share using the weighted average number of common shares outstanding during the period. We compute diluted income or loss per share using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon the exercise of stock options under the treasury stock method. In loss periods, basic and dilutive loss per share are identical since the effect of common equivalent shares is anti-dilutive and therefore excluded.

For fiscal 2001, we excluded options to purchase 14.6 million shares of common stock from our diluted net loss per share computation because we experienced a net loss for the year. Our diluted net income per share computations for fiscal 2002 and 2003 included 6.1 million and 4.7 million common equivalent shares but did not include the effect of options to purchase 8.3 million and 8.8 million shares of common stock because the option exercise prices were greater than the average market price of our common stock.

Cash Equivalents and Short-Term Investments

We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds in all periods presented. Short-term investments consist of available-for-sale debt securities that we carry at fair value. We include unrealized gains and losses on short-term investments, net of tax, in stockholders' equity. Available-for-sale debt securities are classified as current assets based upon our intent and ability to use any and all of these securities as necessary to satisfy the significant short-term liquidity requirements that may arise from the highly seasonal and cyclical nature of our businesses. Because of our significant business seasonality, cash flow requirements may fluctuate dramatically from quarter to quarter and require us to use a significant amount of the short-term investments held as available-for-sale securities. See Note 2.

Restricted Cash

Restricted cash consists of cash and cash equivalents relating to product rebates due our customers, obligations to our employees under deferred compensation plans and amounts held in escrow for third parties in connection with acquisitions. Rebates due our customers are in cash on our balance sheet. Amounts due our employees under deferred compensation plans and amounts held in escrow are in other long-term assets on our balance sheet since we do not expect to pay these amounts out within one year. Restricted cash consisted of the following at the dates indicated:

	July 31,	
(In thousands)	2002	2003
Product rebates due customers	$ 7,594	$ 4,045
Amounts due employees under deferred compensation plans	343	5,673
Escrow funds held in connection with acquisitions	5,800	2,499
	$13,737	$12,217

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review our accounts receivable by aging category to identify specific customers with known disputes or collectibility issues. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. We also consider our historical level of credit losses and current economic trends that might impact the level of future credit losses.

Marketable Securities and Other Long-term Investments

We classify our marketable securities as available-for-sale, carry them at fair value and include unrealized gains and losses on them, net of tax, in stockholders' equity. We use the specific identification method to account for gains and losses on marketable equity securities. We include realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities in gains (losses) on marketable securities and other investments, net on our statement of operations. Our other long-term investments consist primarily of equity investments in privately held companies and are stated at cost, adjusted for declines in fair value that are considered other-than-temporary.

Investments in which we intend to maintain more than a temporary 20% to 50% interest, or over which we otherwise have the ability to exercise significant influence, are accounted for under the equity method. Investments in which we have less than a 20% interest and over which we do not have the ability to exercise significant influence are carried at the lower of cost or estimated realizable value. We monitor both equity and cost basis investments for other than temporary declines in value and make reductions in carrying values when appropriate.

annual report

Derivative Instruments and Change in Accounting Principle

In May 1999, we completed a $50.0 million investment (970,813 shares) in Security First Technologies, now known as S1 Corporation. In connection with this agreement, we received options to purchase 4.8 million additional shares of S1 common stock at a per share purchase price of $51.50. These options contained a net-exercise feature. We adopted SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities,*" in fiscal 2001. Accordingly, we recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. In August 2000, we recorded the cumulative effect of the change in accounting for derivatives on our 4.8 million S1 options held in long-term investments. This resulted in a one-time gain of $14.3 million, net of income taxes totaling $9.5 million, and reduced the basic and diluted net loss per share for fiscal 2001 by $0.07 per share. Subsequent fluctuations in the fair value of these options were included in our net income (loss) until we sold them. For fiscal 2001, these fluctuations resulted in a loss of $9.7 million net of income taxes, which increased the basic and diluted net loss per share for the period by $0.05 per share. During the first quarter of fiscal 2002, we sold these options and recorded a realized loss of $1.9 million.

Customer Deposits and Payroll Service Obligations

Customer deposits represent cash held on behalf of our payroll customers. Payroll service obligations consist primarily of payroll taxes we owe on behalf of our payroll customers.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to 30 years. We amortize leasehold improvements using the straight-line method over the lesser of their estimated useful lives or remaining lease terms.

Goodwill, Purchased Intangible Assets and Other Long-lived Assets

We record goodwill when the purchase price of net tangible and intangible assets we acquire exceeds their fair value. In previous fiscal years, including fiscal 2002, we generally amortized goodwill on a straight-line basis over periods ranging from three to five years. However, in accordance with SFAS 142, "*Goodwill and Other Intangible Assets,*" we did not amortize goodwill for acquisitions completed after June 30, 2001, and effective August 1, 2002 we no longer amortized goodwill for acquisitions completed before July 1, 2001. We amortize the cost of identified intangible assets on a straight-line basis over periods ranging from one to 10 years.

We regularly perform reviews to determine if the carrying values of our long-lived assets are impaired. In accordance with SFAS 142, we review goodwill and other intangible assets that have indefinite useful lives for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment. In accordance with SFAS 144, we review intangible assets that have definite useful lives and other long-lived assets when an event occurs indicating the potential for impairment. In our reviews, we look for facts or circumstances, either internal or external, indicating that we may not recover the carrying value of the asset. We measure impairment losses related to long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values. Our measurement of fair value is generally based on an analysis of the present value of estimated future discounted cash flows. Our analysis is based on available information and reasonable and supportable assumptions and projections. The discounted cash flow analysis considers the likelihood of possible outcomes and is based on our best estimate of projected future cash flows. If necessary, we perform subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets.

Concentration of Credit Risk and Significant Customers and Suppliers

We operate in markets that are highly competitive and rapidly changing. Significant technological changes, changes in customer requirements, the emergence of competitive products or services with new capabilities and other factors could negatively impact our operating results.

We are also subject to risks related to changes in the values of our significant balance of short-term investments. Our portfolio of short-term investments consists primarily of investment-grade securities. Except for direct obligations of the United States government and money market or cash management funds, we diversify our short-term investments by limiting our holdings with any individual issuer to a maximum of $5.0 million in each of our three managed portfolios.

We sell a significant portion of our products through third-party retailers and distributors. As a result, we face risks related to the collectibility of our accounts receivable. To appropriately manage this risk, we perform ongoing evaluations of customer credit and limit the amount of credit extended as we deem appropriate but generally do not require collateral. We maintain reserves for estimated credit losses and these losses have historically been within our expectations. However, since we cannot necessarily predict future changes in the financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate.

Due to changes in our distribution arrangements during fiscal 2002, we are selling an increasing proportion of our software products directly to a variety of retailers rather than through a few major distributors. No distributor or individual retailer accounted for 10% or more of total net revenue in fiscal 2001, 2002 or 2003, nor did any customer account for 10% or more of accounts receivable at July 31, 2002 or July 31, 2003. Amounts due from Rock Acquisition Corporation under certain licensing and distribution agreements comprised 10.8% of accounts receivable at July 31, 2003. See Note 9.

We rely on three third-party vendors to perform substantially all outsourced aspects of manufacturing and distribution for our primary desktop software products. We also have a key single-source vendor for our financial supplies business that prints and fulfills orders for all of our checks and most other products for our financial supplies business. While we believe that relying heavily on key vendors improves the efficiency and reliability of our business operations, relying on any one vendor for a significant aspect of our business can have a significant negative impact on our revenue and profitability if that vendor fails to perform at acceptable service levels for any reason, including financial difficulties of the vendor.

Foreign Currency

The functional currency of all our foreign subsidiaries is the local currency. Assets and liabilities of our foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenue, costs and expenses are translated at average rates of exchange in effect during the year. We report translation gains and losses as a separate component of stockholders' equity. We include net gains and losses resulting from foreign exchange transactions on our statement of operations. We recorded net gains from foreign exchange transactions of $0.1 million in fiscal 2001, $1.0 million in fiscal 2002 and $5.4 million in fiscal 2003.

Stock-Based Incentive Programs

We provide equity incentives to our employees (including those we hire as a result of acquisitions) and to our Board members. We apply the intrinsic value recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* in accounting for stock-based incentives. Accordingly, we are not required to record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. We are also not required to record compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price of the stock is not less than 85% of the lower of the fair market value of the stock at the beginning of each offering period or at the end of each purchase period.

In October 1995 the FASB issued SFAS 123, *"Accounting for Stock-Based Compensation,"* and in December 2002 the FASB issued SFAS 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure."* Although these pronouncements allow us to continue to follow the APB 25 guidelines and not record compensation expense for most employee stock-based awards, we are required to disclose our pro forma net income or loss and net income or loss per share as if we had adopted SFAS 123 and SFAS 148. The pro forma impact of applying SFAS 123 and SFAS 148 in fiscal 2001, 2002 and 2003 does not necessarily represent the pro forma impact in future years.

annual report

To determine the pro forma impact, we have employed the widely-used Black-Scholes model to estimate the fair value of options granted. This valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model also requires the input of highly subjective assumptions including the expected stock price volatility. Because our outstanding stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect this estimate, we believe the Black-Scholes model does not provide a reliable single measure of the fair value of our stock options.

Inputs used for the valuation model for fiscal years 2001, 2002 and 2003 are set forth in the table below. We base the volatility factor on the historical volatility of our stock over the most recent five-year period, which is approximately equal to the maximum expected life of our options.

	Options			Employee Stock Purchase Plan		
	Fiscal			Fiscal		
	2001	2002	2003	2001	2002	2003
Expected life from vest (years)	1.73 - 4.73	1.89 - 4.89	1.91 - 4.94	0.50	1.00	1.00
Expected volatility factor	0.76	0.74	0.77 - 0.78	0.76	0.74	0.78
Risk-free interest rate (%)	3.51 - 6.03	1.23 - 5.47	1.03 - 4.95	3.47 - 5.84	1.80 - 2.70	0.72 - 1.23
Expected dividend yield (%)	—	—	—	—	—	—

The following table illustrates the effect on our net income or loss and net income or loss per share if we had applied the fair value recognition provisions of SFAS 123 and SFAS 148 to stock-based incentives using the Black Scholes valuation model. For purposes of this reconciliation, we add back to previously reported net income or loss all stock-based incentive expense we have recorded that relates to acquisitions. We then deduct the pro forma stock-based incentive expense determined under the fair value method for all awards including those that relate to acquisitions. The pro forma stock-based incentive expense has no impact on our cash flow. In the future, we may elect, or be required, to use a different valuation model, which could result in a significantly different impact on our pro forma net income or loss.

(In thousands, except per share amounts)	Fiscal 2001	Fiscal 2002	Fiscal 2003
Net income (loss)			
Net income (loss), as reported	$ (82,793)	$140,160	$343,034
Add: Stock-based incentive expense included in reported net income (loss), net of income taxes	2,963	5,192	753
Deduct: Total stock-based incentive expense determined under fair value method for all awards, net of income taxes	(105,639)	(94,726)	(84,384)
Pro forma net income (loss)	$(185,469)	$ 50,626	$259,403
Net income (loss) per share			
Basic—as reported	$ (0.40)	$ 0.66	$ 1.67
Basic—pro forma	$ (0.89)	$ 0.24	$ 1.26
Diluted—as reported	$ (0.40)	$ 0.64	$ 1.63
Diluted—pro forma	$ (0.89)	$ 0.23	$ 1.23

The weighted average fair values of options granted during fiscal 2001, 2002 and 2003 were approximately $21.77, $20.31 and $22.20.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables.*" Issue 00-21 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe that the adoption of Issue 00-21 will have a material effect on our consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, "*Consolidation of Variable Interest Entities.*" FIN 46 requires us to consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Some of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We anticipate that the adoption of FIN 46 will not have a material impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued Statement No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities.*" Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. We do not believe the adoption of Statement 149 will have a material effect on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that are frequently used in connection with share repurchase programs. We do not use such instruments in our share repurchase program. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. We adopted Statement 150 on June 1, 2003 and do not believe the effect of adopting this statement will have a material impact on our financial position, results of operations or cash flows.

2. Short-Term Investments

As discussed in Note 1, *"Concentration of Credit Risk and Significant Customers and Suppliers,"* our portfolio of short-term investments consists primarily of investment-grade securities. Except for direct obligations of the United States government and money market or cash management funds, we diversify our short-term investments by limiting our holdings with any individual issuer to a maximum of $5.0 million in each of our three managed portfolios.

The following schedule summarizes the estimated fair value of our short-term investments at the dates indicated:

	July 31,	
(In thousands)	**2002**	**2003**
Corporate notes	$ 24,405	$ 50,471
Municipal bonds	780,914	931,374
U.S. government securities	10,023	54,913
	$815,342	$1,036,758

The following table summarizes the estimated fair value of our available-for-sale debt securities held in short-term investments classified by the stated maturity date of the security:

	July 31,	
(In thousands)	**2002**	**2003**
Due within one year	$230,716	$ 241,110
Due within two years	141,942	270,900
Due within three years	—	3,088
Due after three years	442,684	521,660
	$815,342	$1,036,758

Realized gains and losses from the sale of short-term investments were not material for fiscal 2001, 2002 and 2003.

annual report

3. Property and Equipment

Property and equipment consisted of the following at the dates indicated:

(Dollars in thousands)	Life in Years	July 31, 2002	July 31, 2003
Equipment	3-5	$ 181,007	$ 215,605
Computer software	3	60,461	99,258
Furniture and fixtures	5	27,230	28,930
Leasehold improvements	Note 1	69,059	69,291
Land	NA	2,167	2,287
Buildings	30	24,342	25,875
Capital in progress	—	18,016	22,267
		382,282	463,513
Less accumulated depreciation and amortization		(203,160)	(275,260)
		$ 179,122	$ 188,253

Capital in progress consists primarily of costs related to internal use software projects. As discussed in Note 1, "*Software Development Costs,*" we capitalize costs related to the development of computer software for internal use in accordance with SOP 98-1. During fiscal 2002 and 2003, we capitalized a total of $21.3 million and $34.3 million of internal use software costs. These amounts included $12.9 million and $18.0 million in capitalized labor costs for those periods. Costs related to internal use software projects are included in the capital in progress category of property and equipment until project completion, at which time they are transferred to the computer software category and amortized on a straight-line basis over their useful lives, generally three years.

4. Goodwill and Intangible Assets

As discussed in Note 1, we adopted SFAS 142 on August 1, 2002. As a result, goodwill is no longer amortized but is subject to annual impairment tests. Most other intangible assets continue to be amortized over their estimated useful lives. In accordance with the provisions of SFAS 142, effective August 1, 2002 we transferred the net balance of $1.9 million for assembled workforce to goodwill and no longer amortize that intangible asset. In connection with the transitional goodwill impairment evaluation provisions of SFAS 142, we performed a goodwill impairment review as of August 1, 2002 and found no impairment. We also performed our annual goodwill impairment review as of May 31, 2003 and found no impairment.

A reconciliation of previously reported financial results to amounts that would have been reported if the non-amortization provisions of SFAS 142 had been in effect from the beginning of fiscal 2001 is as follows:

(In thousands, except per share amounts; adjusted figures are unaudited)	Fiscal 2001	Fiscal 2002	Fiscal 2003
Net income (loss) from continuing operations before cumulative effect of accounting change			
As reported	$(124,656)	$ 53,615	$263,202
Goodwill and assembled workforce amortization, net of income taxes	92,040	82,161	—
Adjusted	$ (32,616)	$135,776	$263,202
Net income (loss)			
As reported	$ (82,793)	$140,160	$343,034
Goodwill and assembled workforce amortization, net of income taxes	92,040	82,161	—
Adjusted	$ 9,247	$222,321	$343,034
Net income (loss) per share from continuing operations before cumulative effect of accounting change			
Basic—as reported	$ (0.60)	$ 0.25	$ 1.28
Basic—adjusted	$ (0.16)	$ 0.64	$ 1.28
Diluted—as reported	$ (0.60)	$ 0.24	$ 1.25
Diluted—adjusted	$ (0.16)	$ 0.62	$ 1.25
Net income (loss) per share			
Basic—as reported	$ (0.40)	$ 0.66	$ 1.67
Basic—adjusted	$ 0.04	$ 1.05	$ 1.67
Diluted—as reported	$ (0.40)	$ 0.64	$ 1.63
Diluted—adjusted	$ 0.04	$ 1.02	$ 1.63

Changes in the carrying value of goodwill by reportable segment during fiscal 2003 were as follows. Our reportable segments are described in Note 11.

(In thousands)	Balance July 31, 2002	Transfer Assembled Workforce	Goodwill Acquired/ Adjusted	Effect of Exchange Rates	Balance July 31, 2003
Small Business Products and Services	$159,195	$1,377	$148,213	$ —	$308,785
Consumer Tax	3,308	—	7,896	—	11,204
Professional Accounting Solutions	90,079	428	—	—	90,507
Vertical Business Management Solutions	171,520	—	(998)	—	170,522
Other Businesses	4,846	95	4,729	403	10,073
	$428,948	$1,900	$159,840	$403	$591,091

annual report

Purchased intangible assets consisted of the following at the dates indicated:

(Dollars in thousands)	Life in Years	July 31, 2002	July 31, 2003
Customer lists	3-7	$ 144,379	$ 171,237
Less accumulated amortization		(75,317)	(105,771)
		69,062	65,466
Purchased technology	1-7	121,763	143,605
Less accumulated amortization		(79,894)	(93,694)
		41,869	49,911
Trade names and logos	1-10	16,555	17,199
Less accumulated amortization		(6,908)	(10,293)
		9,647	6,906
Covenants not to compete	3-5	7,399	9,410
Less accumulated amortization		(4,403)	(6,248)
		2,996	3,162
Assembled workforce	2-5	4,458	—
Less accumulated amortization		(2,558)	—
		1,900	—
Total intangible assets		294,554	341,451
Total accumulated amortization		(169,080)	(216,006)
Total net intangible assets		$ 125,474	$ 125,445

The increase in customer lists in fiscal 2003 was due primarily to our acquisition of the rights to brand and market our Premier payroll offering directly to the customers of that service. The increase in purchased technology in fiscal 2003 was due primarily to our acquisition of Blue Ocean Software, Inc. See Note 7.

We summarize the following expenses on the acquisition-related charges line of our statement of operations:

	Fiscal		
(In thousands)	2001	2002	2003
Amortization of goodwill	$139,455	$122,629	$ —
Amortization of purchased intangible assets	24,649	28,112	32,692
Amortization of acquisition-related deferred compensation	4,938	8,654	1,255
Impairment charges	78,686	22,006	—
Other	78	—	—
Total acquisition-related charges	$247,806	$181,401	$33,947

At July 31, 2003, we expected annual amortization of our purchased intangible assets by fiscal year to be as shown in the following table. Amortization of purchased intangible assets is charged primarily to amortization of purchased software in cost of revenue and to acquisition-related charges in operating expenses on our statement of operations. Future acquisitions could cause these amounts to increase. In addition, if impairment events occur they could accelerate the timing of charges.

Fiscal year ending July 31, *(Dollars in thousands)*	**Expected Amortization Expense**
2004	$ 38,180
2005	29,972
2006	24,903
2007	16,843
2008	9,234
Thereafter	6,313
Total expected future amortization expense	$125,445

As discussed in Note 1, we regularly perform reviews to determine if the carrying values of our goodwill and intangible assets may be impaired. We look for the existence of facts and circumstances, either internal or external, which indicate that the carrying value of the asset may not be recovered.

Fiscal 2001

During fiscal 2001, events and circumstances indicated possible impairment of certain long-lived assets, consisting principally of acquired intangible assets and goodwill recorded in connection with our acquisitions of Venture Finance Software Corp. ("VFSC") in August 2000, SecureTax.com in August 1999 and Hutchison Avenue Software Corporation in August 1999. These indicators included the deterioration in the business climate for Web-based companies and management's intentions relating to the continuation of certain services provided by our Personal Finance segment.

We measured the impairment loss related to long-lived assets based on the amount by which the carrying amount of such assets exceeded their fair values. Our measurement of fair value was based on an analysis of the future discounted cash flows, as discussed in Note 1. In performing this analysis, we used the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow analysis considered the likelihood of possible outcomes and was based on our best estimate of projected future cash flows. For VFSC, we considered the terminal value cash flows expected to result from the disposition of the assets at the end of their useful lives. The consideration from the disposition of a portion of VFSC, our Quicken Bill Manager business, assisted management in the determination of the fair value of the remaining assets. Based on our analysis as described above, we recorded impairment charges of $51.0 million, $26.0 million, and $1.7 million to reduce the carrying value of the goodwill associated with VFSC, SecureTax and Hutchison. In the second quarter of fiscal 2002, we reduced the carrying value of the remaining VFSC goodwill to zero (see *Fiscal 2002* below).

Fiscal 2002

During the second quarter of fiscal 2002, events and circumstances indicated impairment of goodwill and intangible assets that we received in connection with our acquisitions of an Internet-based advertising business from VFSC in August 2000 (part of our Other Businesses segment) and the Site Solutions business that we acquired from Boston Light Corp. in August 1999 (part of our Small Business Products and Services segment).

Indicators of impairment for our Internet-based advertising business included a steep decline in demand for online advertising reflecting the industry-wide decline in Internet advertising spending, as well as management's assessment that revenues and profitability would continue to decline in the future based on analyses and forecasts completed during the second quarter of fiscal 2002. The primary indicator of impairment for our Site Solutions business was management's decision to transition the customer base of Site Solutions and collaborate with a third party to provide the website building service. This collaboration, which began in the second quarter of fiscal 2002, eliminated our use of technology purchased from Boston Light.

In each case, we measured the impairment loss based on the amount by which the carrying amount of the assets exceeded their fair value based on lower projected profits and decreases in cash flow. Our measurement of fair value was based on an analysis of the future discounted cash flows as discussed in Note 1. Based on our analyses, in the second quarter of fiscal 2002 we recorded charges of $22.6 million ($17.4 million to acquisition-related charges and $5.2 million to amortization of purchased software) to reduce the carrying value of the assets associated with our Internet-based advertising business to zero, and a charge of $4.7 million ($4.6 million to acquisition-related charges and $0.1 million to amortization of purchased software) to reduce the carrying value of assets relating to our Site Solutions business to zero.

5. Comprehensive Net Income (Loss)

SFAS 130, *"Reporting Comprehensive Income,"* establishes standards for reporting and displaying comprehensive net income (loss) and its components in stockholders' equity. SFAS 130 requires the components of other comprehensive income (loss) such as changes in the fair value of available-for-sale securities and foreign translation adjustments to be added to our net income (loss) to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on our net income (loss) as presented on our statement of operations.

The components of accumulated other comprehensive income (loss), net of income taxes, were as follows:

	Marketable Securities	Short-term Investments	Foreign Currency Translation	Total
(In thousands)				
Balance at July 31, 2000	$ 58,561	$ —	$(2,975)	$ 55,586
Unrealized (loss) gain, net of income tax benefit of $18,289 and provision of $3,124	(27,433)	4,686	—	(22,747)
Reclassification adjustment for realized gain included in net loss, net of income tax benefit of $4,780	(7,170)	—	—	(7,170)
Translation adjustment	—	—	2,511	2,511
Other comprehensive income (loss)	(34,603)	4,686	2,511	(27,406)
Balance at July 31, 2001	23,958	4,686	(464)	28,180
Unrealized losses, net of income tax benefits of $18,082 and $1,752	(27,123)	(2,628)	—	(29,751)
Reclassification adjustment for realized gain included in net income, net of income tax benefit of $1,120	(1,680)	—	—	(1,680)
Translation adjustment	—	—	(424)	(424)
Other comprehensive loss	(28,803)	(2,628)	(424)	(31,855)
Balance at July 31, 2002	(4,845)	2,058	(888)	(3,675)
Unrealized gain, net of income tax provision of $8,582	12,873	—	—	12,873
Unrealized loss, net of income tax benefit of $1,230		(1,845)	—	(1,845)
Reclassification adjustment for realized gain included in net income, net of income tax benefit of $5,282	(7,923)	—	—	(7,923)
Translation adjustment	—	—	(219)	(219)
Other comprehensive income (loss)	4,950	(1,845)	(219)	2,886
Balance at July 31, 2003	$ 105	$ 213	$(1,107)	$ (789)

6. Deferred Compensation

When we assume unvested stock options in connection with acquisitions, we record deferred stock-based compensation as a reduction of stockholders' equity. The amount recorded is equal to the difference between the exercise price of the unvested options and the fair market value of Intuit stock as of the closing date of the acquisition. When we grant restricted stock to employees that is subject to vesting, we also record deferred stock-based compensation equal to the difference between the purchase price and the fair market value of the stock at the date of grant. Deferred stock-based compensation is amortized straight-line over the vesting term of these options and restricted stock awards.

The following table summarizes the activity in deferred stock-based compensation:

	Fiscal		
(In thousands)	**2001**	**2002**	**2003**
Beginning balance	$26,522	$ 21,720	$12,628
Deferred stock-based compensation:			
Restricted stock award	—	—	18,082
Deferred stock compensation	2,667	1,620	—
Deferred stock cancellation	—	—	(891)
Total deferred stock-based compensation	2,667	1,620	17,191
Amortization of deferred stock-based compensation:			
General and administrative expense	(2,531)	(2,534)	(2,714)
Acquisition-related charges	(4,938)	(8,654)	(1,255)
Total amortization of deferred stock-based compensation	(7,469)	(11,188)	(3,969)
Other	—	476	—
Ending balance	$21,720	$ 12,628	$25,850

7. Acquisitions

The acquisitions described below have been accounted for as purchase transactions and, accordingly, the results of operations and financial position of the acquired businesses are included in Intuit's consolidated financial statements from the date of acquisition. We allocate the difference between the purchase price and the net book value of acquired tangible assets between identified intangible assets and goodwill. Identified intangible assets consist of customer lists, covenants not to compete, purchased technology and trade names and logos.

Fiscal 2001

In fiscal 2001, we purchased Venture Finance Software Corp. for approximately $118.0 million in cash. We also purchased EmployeeMatters, Inc., in exchange for approximately $41.9 million in Intuit common stock, the elimination of approximately $8.0 million in bridge loans we extended to EmployeeMatters prior to the closing, and the assumption of approximately $3.4 million in liabilities. We acquired substantially all of the assets of Tax Accounting and Software Corporation for $63.0 million in cash and the assumption of approximately $7.8 million in liabilities.

Fiscal 2002

In November 2001, we acquired substantially all of the assets of OMware, Inc. for $35.5 million or 924,973 shares of Intuit common stock, approximately $2.1 million in the assumption of debt and bridge loans and up to $8 million in Intuit common stock to be issued contingent upon the achievement of future performance objectives by the business unit. OMware was branded as Intuit Construction Business Solutions and became part of our Vertical Business Management Solutions business segment. ICBS provides business management software solutions for construction companies. We allocated approximately $8.5 million of the purchase price to identified intangible assets and recorded the excess purchase price of $27.1 million as goodwill. The identified intangible assets are being amortized over five years.

In May 2002, we purchased all of the outstanding stock of The Flagship Group for approximately $23.3 million or 455,259 shares of Intuit common stock, the assumption of $4.7 million in debt and $3.3 million in cash. Flagship was the parent company of American Fundware, Inc., which was branded as Intuit Public Sector Solutions and became part of our Vertical Business Management Solutions business segment. IPSS offers financial accounting solutions for nonprofit organizations, universities and government agencies. In connection with the agreement, we also assumed Flagship's outstanding employee stock options for 1,204,000 shares of Flagship common stock, which were converted into options to purchase 130,316 shares of Intuit common stock. We allocated approximately $4.2 million of the purchase price to identified intangible assets and recorded the excess purchase price of $29.6 million as goodwill. The identified intangible assets are being amortized over terms ranging from three to 12 years.

In June 2002, we acquired all of the outstanding stock of CBS Employer Services, Inc. for approximately $75.3 million in cash (of which $25.4 million and $16.5 million was unpaid but accrued at July 31, 2002 and 2003) and $3.2 million or 73,795 shares of Intuit common stock. CBS is a provider of full-service outsourced payroll functions for small businesses and became part of our Small Business Products and Services business segment. In connection with the agreement, we also assumed CBS's outstanding employee stock options for 665,504 shares of CBS common stock, which were converted into options to purchase 193,891 shares of Intuit common stock. We allocated approximately $9.3 million of the purchase price to identified intangible assets and recorded the excess purchase price of $74.8 million as goodwill. The identified intangible assets are being amortized over terms ranging from five to six years. In fiscal 2003, we reduced the goodwill related to this acquisition by $2.6 million to reflect revisions to our restructuring plan and other acquisition-related adjustments.

In July 2002, we purchased all of the outstanding stock of Management Reports, Inc. for approximately $92.2 million in cash. MRI was branded as MRI Real Estate Solutions and became part of our Vertical Business Management Solutions business segment. MRI Real Estate Solutions provides business management software solutions for commercial and residential property managers. We allocated approximately $14.0 million of the purchase price to identified intangible assets and recorded the excess purchase price of $73.4 million as goodwill. The identified intangible assets are being amortized over terms ranging from five to seven years.

In July 2002, we acquired substantially all of the assets of Eclipse, Inc. for approximately $88.3 million in cash. Eclipse was branded as Intuit Distribution Management Solutions and became part of our Vertical Business Management Solutions business segment. IDMS provides business management software solutions for wholesale durable goods distributors. We allocated approximately $35.8 million of the purchase price to identified intangible assets and recorded the excess purchase price of $41.4 million as goodwill. The identified intangible assets are being amortized over terms ranging from one to seven years.

The following table shows a reconciliation of previously reported financial results to amounts that would have been reported if we had completed our fiscal 2002 acquisitions on August 1, 2000. Because the pro forma acquisition date is prior to June 30, 2001, these figures include the effects of amortization of goodwill and other identified intangible assets from the date of acquisition through July 31, 2002. Under the provisions of SFAS 142, we stopped amortizing goodwill on August 1, 2002. This unaudited summary information is presented for illustrative purposes and is not necessarily indicative of results that would have actually occurred had these acquisitions taken place at the beginning of fiscal 2001.

(In thousands, except per share amounts; adjusted figures are unaudited)	Fiscal 2001	Fiscal 2002
Net revenue		
As reported	$1,096,062	$1,312,228
Fiscal 2002 acquisitions	107,520	97,663
Adjusted	$1,203,582	$1,409,891
Net income (loss) from continuing operations before cumulative effect of accounting change		
As reported	$ (124,656)	$ 53,615
Fiscal 2002 acquisitions	8,118	5,763
Amortization of goodwill and intangible assets	(61,631)	(59,774)
Adjusted	$ (178,169)	$ (396)
Net income (loss)		
As reported	$ (82,793)	$ 140,160
Fiscal 2002 acquisitions	8,118	5,763
Amortization of goodwill and intangible assets	(61,631)	(59,774)
Adjusted	$ (136,306)	$ 86,149
Net income (loss) per share from continuing operations before cumulative effect of accounting change		
Basic—as reported	$ (0.60)	$ 0.25
Basic—adjusted	$ (0.86)	$ (0.00)
Diluted—as reported	$ (0.60)	$ 0.24
Diluted—adjusted	$ (0.86)	$ (0.00)
Net income (loss) per share		
Basic—as reported	$ (0.40)	$ 0.66
Basic—adjusted	$ (0.66)	$ 0.41
Diluted—as reported	$ (0.40)	$ 0.64
Diluted—adjusted	$ (0.66)	$ 0.40

Fiscal 2003

In September 2002, we acquired all of the outstanding stock of Blue Ocean Software, Inc. for approximately $177.3 million in cash. We paid $16.5 million of the purchase price into a third-party escrow account, to be held for a maximum of 18 months pending the finalization of certain financial calculations that may affect the purchase price.

To date, there have been no material adjustments to the purchase price. Blue Ocean offers software solutions that help businesses manage their information technology resources and assets. We acquired this company as part of our Right for My Business strategy to offer business solutions that go beyond accounting software to address a wider range of management challenges that small businesses face. Blue Ocean was branded as Intuit Information

Technology Solutions and became part of our Small Business Products and Services business segment. We allocated approximately $13.2 million of the purchase price to purchased technology and $7.8 million to in-process research and development, which was charged to expense in the first quarter of fiscal 2003. We recorded the excess purchase price of $150.8 million as goodwill. The purchased technology is being amortized over six years. Blue Ocean's results of operations for periods prior to the date of acquisition were not material when compared to our consolidated results.

In the past, we marketed and sold our Premier payroll offering jointly with Wells Fargo Bank. In February 2003, we acquired for $29.2 million in cash the rights to brand and market the offering directly to Premier payroll customers who currently use Intuit's service. As a result of this agreement, we no longer pay royalties to Wells Fargo on Premier payroll revenue. We recorded the purchase price as a purchased intangible asset and are amortizing it on a straight-line basis to cost of service revenue over five years, the estimated useful life of the customer base. Total accumulated amortization for this asset was $2.7 million at July 31, 2003.

In July 2003, we acquired all of the outstanding stock of Income Dynamics, Inc. for approximately $10.0 million or 224,589 shares of Intuit common stock and $0.3 million in cash. Income Dynamics offers software that provides tools for taxpayers to determine the fair market value of items donated to charities. Income Dynamics became part of our Consumer Tax business segment. We allocated approximately $3.2 million of the purchase price to identified intangible assets and recorded the excess purchase price of $7.9 million as goodwill. The identified intangible assets are being amortized over terms ranging from two to five years. Income Dynamics' results of operations for periods prior to the date of acquisition were not material when compared to our consolidated results.

Purchase prices for the acquisitions described above have been allocated on the basis of their fair values on the acquisition dates as follows:

	Fiscal	
(In thousands)	2002	2003
Tangible assets	$ 88,290	$ 15,478
Intangible assets:		
Goodwill	246,542	160,658
Customer lists	38,295	25,018
Purchased technology	30,197	22,263
Trade names and logos	7,251	493
Covenant not to compete	1,595	1,750
Deferred revenue	(10,873)	(7,290)
Assumption of debt/bridge loans	(6,840)	(545)
Accrued restructuring	(4,212)	(597)
Acquisition costs	(2,570)	(689)
Other liabilities	(63,916)	5,314
In-process research and development	2,151	8,859
	$325,910	$230,712
Cash consideration paid and cash consideration payable	$259,551	$220,717
Stock consideration paid and fair value of stock options assumed	66,359	9,995
	$325,910	$230,712

Deferred stock compensation is recorded in stockholders' equity and is being amortized over the vesting period of the applicable options using the straight-line method. Until July 31, 2002, goodwill was amortized over estimated useful lives that ranged from three to five years. We implemented SFAS 142 on August 1, 2002 and as a result no longer amortize goodwill. We amortize most other intangible assets over their estimated useful lives, which range from one to 10 years. See Note 1 and Note 4.

The following table presents acquired goodwill by reportable business segment.

(In thousands)	Fiscal 2001	Fiscal 2002	Fiscal 2003
Small Business Products and Services	$ 32,808	$ —	$149,031
Consumer Tax	—	—	7,896
Professional Accounting Solutions	53,801	—	—
Vertical Business Management Solutions	—	244,147	(998)
Other Businesses	95,149	2,395	4,729
	$181,758	$246,542	$160,658

Of the total goodwill acquired, $148,950, $115,031 and $818 were deductible for income tax purposes in fiscal 2001, 2002 and 2003.

annual report

8. Divestitures

In January 2001, we sold certain assets of our Quicken Insurance business to InsWeb Corporation for approximately $10.8 million of InsWeb common stock. As a result of the divestiture, we recorded a pre-tax gain of $1.6 million and a related tax provision of $0.6 million in fiscal 2001.

In May 2001, we sold the stock of Venture Finance Software Corp., which held the technology assets of our Quicken Bill Manager business, to Princeton eCom Corporation. In exchange for these assets, Intuit was entitled to receive, at Princeton eCom's election, either approximately 20% of Princeton eCom fully diluted common stock or cash payments of a minimum of $37.0 million or a combination of stock and cash. In connection with this disposition, we recorded a pre-tax loss of $16.9 million and a related tax benefit of $6.4 million in fiscal 2001. At July 31, 2001, these contractual rights were valued at $27.0 million. In fiscal 2002, we determined that this asset was impaired and recorded a charge to reduce the carrying value of our investment to its fair value of zero. See Note 10.

In March 2002, we paid $12.0 million to terminate our remaining $20.3 million obligation under an interactive services agreement related to our Quicken Bill Manager business. We recorded a pre-tax gain of $8.3 million and related tax expense of $2.7 million in fiscal 2002 in connection with the termination of this agreement.

9. Discontinued Operations

Quicken Loans

In July 2002, we sold 87.5% of our Quicken Loans mortgage business to Rock Acquisition Corporation. We retained a 12.5% non-voting equity interest in Rock, which we accounted for on a cost basis. In October 2002, we sold our minority interest in Rock to Rock's majority shareholders and recorded a $5.6 million gain on the transaction.

In connection with the sale, we received a five-year secured promissory note in the principal amount of $23.3 million with market interest rates, which was recorded as a long-term note receivable at July 31, 2002. The sale resulted in a pre-tax gain of $23.3 million on the disposal of discontinued operations in the fourth quarter of fiscal 2002. In October 2002, we received payment in full of the $23.3 million promissory note and related accrued interest due from Rock.

We accounted for the sale of Quicken Loans as discontinued operations in accordance with APB Opinion No. 30. The net assets, operating results and cash flows of Quicken Loans have been segregated from continuing operations on our balance sheets, statements of operations and statements of cash flows for all periods prior to the sale.

As part of the sale transaction, we also agreed to provide a line of credit of up to $375.0 million to fund mortgage loans for a transition period of up to six months. The line of credit was secured by the related mortgage loans and the interest rate was based on the six-month LIBOR rate plus 1.5%. At July 31, 2002, the balance outstanding on this line of credit was $245.6 million and was included on our balance sheet under amounts due from discontinued operations entities. The line was repaid in full in January 2003.

Concurrent with the sale, Rock licensed the right to use our Quicken Loans trademark for its residential home loan and home equity loan products. We also entered into a five-year distribution agreement with Rock through which it will provide mortgage services on Quicken.com. We will receive a minimum royalty of $1.75 million a year for five years under the licensing agreement and minimum fees of $0.75 million a year under the distribution agreement. The royalties from the licensing agreement and the fees from the distribution agreement are recorded as earned and included in interest and other income on our statement of operations. For fiscal 2003, we recorded royalties of $1.75 million under the trademark licensing agreement and fees of $8.3 million under the distribution agreement. Fees due from Rock under these agreements totaled $9.5 million at July 31, 2003 and are included in accounts receivable on our balance sheet.

Intuit KK

In February 2003, we sold all of the outstanding stock of our wholly owned Japanese subsidiary, Intuit KK, to Advantage Partners, Inc., a private equity investment firm located in Japan, for 9.5 billion yen or approximately $79.0 million. Intuit KK was part of our Other Businesses business segment. In accordance with the provisions of SFAS 144, *"Accounting for the Impairment or Disposal of Long-lived Assets,"* we accounted for the sale as discontinued operations. The net assets, operating results and cash flows of Intuit KK have therefore been segregated from continuing operations on our balance sheets, statements of operations and statements of cash flows for all periods prior to the sale. We recorded a gain on disposal of discontinued operations of $71.0 million, net of income taxes of $5.1 million, in the third quarter of fiscal 2003.

Discontinued Operations Net Revenue and Income Before Income Taxes

Discontinued operations net revenue and income before income taxes for the periods presented were as follows:

	Fiscal		
(In thousands)	**2001**	**2002**	**2003**
Net revenue from discontinued operations			
Quicken Loans	$113,056	$189,222	$ —
Intuit KK	52,343	46,120	26,641
Total net revenue from discontinued operations	$165,399	$235,342	$26,641
Income from discontinued operations before income taxes			
Quicken Loans	$ 34,010	$ 73,610	$ —
Intuit KK	6,581	14,390	5,633
Total income from discontinued operations before income taxes	$ 40,591	$ 88,000	$ 5,633

10. Loss on Impairment of Long-lived Asset

In connection with the sale of our Quicken Bill Manager business in May 2001, we acquired a $27.0 million long-term asset related to future consideration from Princeton eCom. See Note 8. During fiscal 2002, events and circumstances indicated impairment of this asset. These indicators included the deterioration of Princeton eCom's financial position and the decreased likelihood that it would receive future funding. Based on our analysis we determined that the fair value of this asset was impaired and recorded a charge of $27.0 million in fiscal 2002 to reduce its carrying value to zero.

11. Industry Segment and Geographic Information

SFAS 131, *"Disclosures about Segments of an Enterprise and Related Information,"* establishes standards for the way in which public companies disclose certain information about operating segments in their financial reports.

Consistent with SFAS 131, we have defined six reportable segments, described below, based on factors such as how we manage our operations and how our chief operating decision maker views results. We define the chief operating decision maker as our chief executive officer, our chief financial officer, certain vice presidents reporting directly to our chief executive officer and our Board of Directors.

In fiscal 2003, we revised our reportable segments to reflect the way we currently manage and view our businesses. We determined that the QuickBooks product component of our fiscal 2002 Small Business segment was a separate reportable segment and we combined our fiscal 2002 Employer Services segment with the balance of Small Business to arrive at the fiscal 2003 segment called Small Business Products and Services. We began reporting Vertical Business Management Solutions (formerly Small Business Verticals) as a separate segment in fiscal 2003. Finally, we combined our fiscal 2002 Personal Finance and Global Business segments to arrive at the fiscal 2003 segment called Other Businesses. In addition, in fiscal 2003 we no longer allocated certain operating costs to our reporting segments, and we changed the way in which we allocated other operating costs between reporting segments. We have therefore reclassified previously reported fiscal 2002 and 2001 segment results to conform to the fiscal 2003 presentation.

All reportable segments except Small Business Products and Services, Vertical Business Management Solutions and Other Businesses operate solely in the United States. All segments sell primarily to customers located in the United States. International total net revenue was less than 5% of consolidated total net revenue for all periods presented.

QuickBooks product revenue is derived primarily from QuickBooks desktop software products. QuickBooks service revenue is derived from QuickBooks Online Edition.

Small Business Products and Services product revenue is comprised of QuickBooks Do-It-Yourself Payroll, financial supplies and information technology management software. Service revenue for this segment is derived primarily from outsourced payroll services and from QuickBooks support plans. Other revenue for this segment consists of royalties from small business online transactions.

Consumer Tax product revenue is derived primarily from TurboTax federal and state consumer desktop tax return preparation software. Consumer Tax service revenue is derived primarily from TurboTax for the Web online tax return preparation services and consumer electronic filing services. Other revenue for this segment is nominal.

Professional Accounting Solutions product revenue is derived primarily from ProSeries and Lacerte professional tax preparation software products. Professional Accounting Solutions service revenue is derived primarily from electronic filing and training services.

Vertical Business Management Solutions ("VBMS") revenue is derived from four businesses that we acquired in fiscal 2002 that provide small business management solutions for selected industries, which we call "Verticals." Those businesses are Intuit Distribution Management Solutions, MRI Real Estate Solutions, Intuit Construction Business Solutions and Intuit Public Sector Solutions. VBMS product revenue is derived from business management software for these industries. VBMS service revenue consists primarily of technical support, consulting and training services.

Other Businesses consist primarily of Personal Finance and Canada. Personal Finance product revenue is derived primarily from Quicken desktop software products. Personal Finance service revenue is nominal while other revenue consists of fees from consumer online transactions and Quicken.com advertising revenue. In Canada, product revenue is derived primarily from localized versions of QuickBooks and Quicken as well as QuickTax and TaxWiz consumer desktop tax return preparation software and ProFile professional tax preparation products. Service revenue in Canada consists primarily of revenue from software maintenance contracts sold with QuickBooks.

Corporate includes costs such as corporate general and administrative expenses that are not allocated to specific segments. Corporate also includes reconciling items such as acquisition-related costs (which include acquisition-related charges, amortization of purchased software and charges for purchased research and development), realized net gains or losses on marketable securities and interest and other income.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1. Except for goodwill and purchased intangible assets, we do not generally track assets by reportable segment and, consequently, we do not disclose assets by reportable segment.

The following tables show our financial results by reportable segment for fiscal 2001, 2002 and 2003.

Fiscal 2001 *(In thousands)*	**QuickBooks**	**Small Business Products & Services**	**Consumer Tax**	**Professional Accounting Solutions**	**Vertical Business Mgmt Solutions**	**Other Businesses**	**Corporate**	**Consolidated**
Product revenue	$164,151	$180,265	$168,169	$169,856	$ —	$123,243	$ —	$ 805,684
Service revenue	24	90,712	100,536	11,060	—	14,212	—	216,544
Other revenue	—	19,063	3,423	—	—	51,348	—	73,834
Total net revenue	164,175	290,040	272,128	180,916	—	188,803	—	1,096,062
Segment operating income	49,741	99,037	145,853	86,471	—	8,499	—	389,601
Common expenses	—	—	—	—	—	—	(207,966)	(207,966)
Subtotal	49,741	99,037	145,853	86,471	—	8,499	(207,966)	181,635
Acquisition-related costs	—	—	—	—	—	—	(262,993)	(262,993)
Realized net loss on marketable securities	—	—	—	—	—	—	(98,053)	(98,053)
Interest and other income	—	—	—	—	—	—	57,593	57,593
Net loss on divestitures	—	—	—	—	—	—	(15,315)	(15,315)
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$ 49,741	$ 99,037	$145,853	$ 86,471	$ —	$ 8,499	$(526,734)	$ (137,133)

Fiscal 2002 *(In thousands)*	**QuickBooks**	**Small Business Products & Services**	**Consumer Tax**	**Professional Accounting Solutions**	**Vertical Business Mgmt Solutions**	**Other Businesses**	**Corporate**	**Consolidated**
Product revenue	$194,794	$205,701	$219,403	$219,252	$ 8,915	$129,463	$ —	$ 977,528
Service revenue	321	125,746	128,354	6,495	5,300	7,359	—	273,575
Other revenue	—	6,287	3,340	—	—	51,498	—	61,125
Total net revenue	195,115	337,734	351,097	225,747	14,215	188,320	—	1,312,228
Segment operating income (loss)	84,181	100,071	217,997	121,940	(6,032)	38,447	—	556,604
Common expenses	—	—	—	—	—	—	(283,129)	(283,129)
Subtotal	84,181	100,071	217,997	121,940	(6,032)	38,447	(283,129)	273,475
Acquisition-related costs	—	—	—	—	—	—	(195,975)	(195,975)
Loss on impairment of long-lived asset	—	—	—	—	—	—	(27,000)	(27,000)
Realized net loss on marketable securities	—	—	—	—	—	—	(15,535)	(15,535)
Interest and other income	—	—	—	—	—	—	27,276	27,276
Net gain on divestiture	—	—	—	—	—	—	8,308	8,308
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$ 84,181	$100,071	$217,997	$121,940	$(6,032)	$ 38,447	$(486,055)	$ 70,549

Fiscal 2003 *(In thousands)*	QuickBooks	Small Business Products & Services	Consumer Tax	Professional Accounting Solutions	Vertical Business Mgmt Solutions	Other Businesses	Corporate	Consolidated
Product revenue	$239,333	$258,845	$243,712	$239,285	$35,526	$141,242	$ —	$1,157,943
Service revenue	3,497	175,719	176,567	4,134	59,109	4,522	—	423,548
Other revenue	—	20,328	2,618	—	191	46,115	—	69,252
Total net revenue	242,830	454,892	422,897	243,419	94,826	191,879	—	1,650,743
Segment operating income (loss)	92,543	163,345	271,587	141,343	(8,477)	57,840	—	718,181
Common expenses	—	—	—	—	—	—	(318,347)	(318,347)
Subtotal	92,543	163,345	271,587	141,343	(8,477)	57,840	(318,347)	399,834
Acquisition-related costs	—	—	—	—	—	—	(56,602)	(56,602)
Realized net gain on marketable securities	—	—	—	—	—	—	10,912	10,912
Interest and other income	—	—	—	—	—	—	38,694	38,694
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$ 92,543	$163,345	$271,587	$141,343	$(8,477)	$ 57,840	$(325,343)	$ 392,838

annual
report

12. Other Current Liabilities

Other current liabilities at July 31, 2002 and 2003 were as follows:

	July 31,	
(In thousands)	2002	2003
Reserve for product returns	$32,095	$34,406
Reserve for rebates	11,764	10,401
Acquisition-related items	12,201	2,619
Other accruals	10,030	11,703
	$66,090	$59,129

See Note 13 for more information about the short-term portion of the CBS Employer Services acquisition accrual that was part of acquisition-related items in other current liabilities at July 31, 2002.

13. Commitments

Reserve for Vacant Facilities

During the third quarter of fiscal 2002, we concluded that we would not occupy two vacant leased buildings in Mountain View, California and that we would be unable to recover a substantial portion of our lease obligations by subleasing the vacant space. The resulting $13.2 million charge to our statement of operations was equal to the remaining future lease commitments for these facilities, net of estimated future sublease income. The estimated costs of abandoning these leased facilities reflected management's best estimates based on market information and trend analyses we compiled.

We evaluate our assumptions quarterly for any potentially significant change to our vacancy reserves. During the fourth quarter of fiscal 2003, we decided that based on corporate growth requirements and the current real estate market in the San Francisco Bay Area, we would reoccupy one of these two vacant buildings. As a result of this change in estimate, we reversed the remaining $1.9 million reserve for the lease obligations on that building to our statement of operations. At the same time, we added $1.4 million to the reserve for the other vacant Mountain View building to reflect our revised estimate of future sublease income for that facility. Based on revised estimates, we also reversed approximately $0.6 million in reserves related to various smaller facilities for a total credit for vacant facilities of $1.1 million to our statement of operations in the fourth quarter of fiscal 2003.

Our actual future cash payments may exceed the total Mountain View reserve balance at July 31, 2003 by a maximum of $2.8 million if we are unable to sublease the remaining reserved Mountain View property. We expect to use the total reserve by the end of fiscal 2010. Activity in the reserve for vacant Mountain View facilities for the fiscal years ended July 31, 2002 and 2003 was as follows:

(In thousands)	Fiscal 2002	Fiscal 2003
Beginning balance	$ —	$12,478
Additions to reserve	13,237	1,352
Cash lease payments applied against the reserve	(759)	(2,257)
Release of reserve	—	(1,872)
Ending balance	$12,478	$ 9,701
Short-term portion of reserve in other current liabilities	$ 2,073	$ 1,394
Long-term portion of reserve in long-term obligations	10,405	8,307
Total reserve	$12,478	$ 9,701

CBS Employer Services Acquisition Accrual

We acquired CBS Employer Services, Inc. in the fourth quarter of fiscal 2002. See Note 7. In connection with this acquisition, we recorded a total accrual of $26.4 million that included $21.6 million for purchase price deferrals and $4.8 million for restructuring and transaction costs. In fiscal 2003, we reduced the restructuring accrual by $3.4 million and reduced the goodwill related to this acquisition by the same amount to reflect revisions to our restructuring plan. Activity in this reserve for fiscal 2002 and 2003 was as follows:

(In thousands)	Balance at Beginning of Period	Additions to Reserve	Cash Payments Applied Against Reserve	Adjustments to Reserve	Balance at End of Period
Fiscal 2002					
Non-compete clause	$ —	$ 1,700	$ —	$ —	$ 1,700
Purchase price deferrals	—	14,043	(900)	—	13,143
Shareholder escrow	—	5,800	—	—	5,800
Restructuring and transaction costs	—	4,818	(102)	—	4,716
	$ —	$26,361	$(1,002)	$ —	$25,359
Fiscal 2003					
Non-compete clause	$ 1,700	$ —	$ —	$ —	$ 1,700
Purchase price deferrals	13,143	—	(796)	959	13,306
Shareholder escrow	5,800	—	(3,301)	—	2,499
Restructuring and transaction costs	4,716	—	(1,335)	(3,381)	—
	$25,359	$ —	$(5,432)	$(2,422)	$17,505

The short-term and long-term components of this reserve and their location on our balance sheet were as follows at the dates indicated:

	Fiscal 2002	Fiscal 2003
Short-term portion of reserve in other current liabilities	$ 7,377	$ —
Long-term portion of reserve in long-term obligations	17,982	17,505
Total reserve	$25,359	$17,505

Operating Leases

Intuit leases office facilities and equipment under various operating lease agreements. The leases provide for annual rent increases of up to 10%. Annual minimum commitments under these leases are shown in the table below. The table includes leases for two vacant facilities in Mountain View, California and excludes any potential future sublease income for those facilities. See *"Reserve for Vacant Facilities"* above.

Fiscal Year *(Dollars in thousands)*	**Commitments**
2004	$ 24,651
2005	25,745
2006	24,126
2007	22,643
2008	16,645
Thereafter	68,952
	$182,762

annual report

Total lease expense for fiscal 2001, 2002 and 2003 was approximately $23.2 million, $23.9 million, and $27.3 million. Lease expense does not include a charge for vacant facilities of $13.2 million in fiscal 2002 and a credit for vacant facilities of $1.1 million in fiscal 2003. See *"Reserve for Vacant Facilities"* above.

14. Income Taxes

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change included income from foreign operations of $4.6 million and $8.0 million for fiscal 2001 and 2002 and a loss from foreign operations of $0.7 million for fiscal 2003. The provision (benefit) for income taxes from continuing operations consisted of the following:

	Fiscal		
(In thousands)	**2001**	**2002**	**2003**
Current:			
Federal	$ 46,025	$ 29,970	$ 92,249
State	10,200	7,917	5,721
Foreign	4,699	3,752	2,371
	60,924	41,639	100,341
Deferred:			
Federal	(63,900)	(21,617)	33,107
State	(9,501)	(3,088)	(3,812)
	(73,401)	(24,705)	29,295
Total provision (benefit) for income taxes from continuing operations before cumulative effect of accounting change	$(12,477)	$ 16,934	$129,636

Differences between income taxes calculated using the federal statutory income tax rate of 35% and the provision (benefit) for income taxes from continuing operations were as follows:

(In thousands)	Fiscal 2001	Fiscal 2002	Fiscal 2003
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$(137,133)	$ 70,549	$392,838
Statutory federal income tax	$ (47,997)	$ 24,692	$137,493
State income tax, net of federal benefit	699	4,829	1,909
Federal research and experimental credits	(4,000)	(4,000)	(6,262)
Non-deductible merger related charges	49,407	16,759	2,726
Tax exempt interest	(13,633)	(8,710)	(4,271)
Tax benefit related to divestiture	—	(25,770)	(2,228)
Other, net	3,047	9,134	269
Total	$ (12,477)	$ 16,934	$129,636

Tax savings from deductions associated with our various stock option plans are not reflected in the current federal and state provisions. Savings were approximately $59.5 million in fiscal 2001, $53.2 million in fiscal 2002 and $47.8 million in fiscal 2003. These amounts were credited to stockholders' equity and reduced taxes payable.

Significant deferred tax assets were as follows:

(In thousands)	July 31, 2002	July 31, 2003
Deferred tax assets:		
Accruals and reserves not currently deductible	$ 48,494	$ 45,860
NOL and tax credits carryforward	25,594	29,703
Unrealized loss on marketable securities	9,326	17,714
Merger charges	141,950	120,082
Fixed asset adjustments	18,735	10,826
Other, net	7,012	1,173
Total deferred tax assets	251,111	225,358
Valuation reserve	(6,759)	(7,473)
Total deferred tax assets, net of valuation reserve	$244,352	$217,885

We have provided a valuation reserve related to the benefits of losses in our foreign subsidiaries and certain state capital loss carryforwards that we believe are unlikely to be realized. The valuation allowance did not change in fiscal 2001, decreased by $4.7 million in fiscal 2002 and increased by $0.7 million in fiscal 2003.

At July 31, 2003, we had U.S. federal and foreign net operating loss carryforwards of approximately $16.4 million and $2.6 million. These net operating losses will expire at various dates beginning in fiscal 2011 if not utilized. At July 31, 2003, we also had various state tax credit carryforwards totaling approximately $22.7 million. The state credit carryforwards have no expiration date. Utilization of the net operating loss and credit carryforwards may be subject to substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses before utilization.

15. Stockholders' Equity

Stock Option Plans

Our 1993 Equity Incentive Plan terminated on January 18, 2002 when our stockholders approved our 2002 Equity Incentive Plan to replace the 1993 Plan. When the 1993 Plan terminated, all outstanding options under the 1993 Plan remained in effect in accordance with their terms. There were 3,809,906 shares available for grant under the 1993 Plan at its termination. We transferred 1,900,000 of these shares to our new 2002 Plan to be available for grant under that plan. The remaining 1,909,906 shares ceased to be available for grant under any of our equity compensation plans. Under the 1993 Plan, we were permitted to grant incentive and non-qualified stock options, restricted stock awards, stock bonuses and performance awards to employees, directors, consultants, and independent contractors of and advisors to Intuit. The Compensation and Organizational Development Committee of the Board of Directors or its delegees determined who would receive grants, exercisability, exercise price and other terms. The option exercise price was generally the fair market value at the date of grant. The outstanding options generally vest over four years based on continued service and expire after ten years.

Under the 2002 Plan, we may grant incentive and non-qualified stock options, restricted stock awards and stock bonuses to employees, directors, consultants, and independent contractors of and advisors to Intuit. The Compensation and Organizational Development Committee of the Board of Directors or its delegees determines who will receive grants, exercisability, exercise price and other terms. The option exercise price is generally the fair market value at the date of grant. During fiscal 2002, Intuit changed its standard option vesting schedule for the 2002 Plan so that future options granted generally become exercisable over a three-year period based on continued service and expire seven years after the grant date. Prior to that change, options vested over four years and expired ten years after the grant date. During fiscal 2003, we launched a mandatory share ownership program. Under this program all senior vice presidents, the executive vice president and Board members are required to hold a minimum of 3,000 shares by the later of May 2006 or three years from the date the individual becomes subject to the share ownership program. The chief executive officer is required to hold 100,000 shares. To provide an incentive to the senior vice presidents and the executive vice president, we implemented a matching unit component to the share ownership program. Under this matching unit program, we grant one share under a stock bonus award under the 2002 Plan, up to a maximum of 1,500 shares, for each two shares one of these officers purchases during the next three years. These matching units vest as to 100% of the shares subject to the stock bonus award four years after grant, or earlier on the officer's retirement, death or disability. We record deferred compensation expense for these matching units based on the fair value of the award at the date of grant and recognize compensation expense at the time the matching units vest. We awarded a total of 2,849 matching units during fiscal 2003.

On October 7, 1996, we adopted the 1996 Directors Stock Option Plan. This plan provides for non-qualified stock options for a specified number of shares to be granted to all non-employee directors of Intuit. As of December 2002, Board members who serve on the Audit Committee, Compensation and Organizational Development Committee and Nominating and Governance Committee receive additional annual grants. The option exercise price equals the fair market value at the date of grant. Most options are subject to vesting over time based on continued service, with vesting periods ranging from one to four years. All options expire after ten years.

On November 11, 1998, we adopted the 1998 Option Plan for Mergers and Acquisitions. Under the 1998 Plan, we may grant non-qualified stock options to individuals who we hire as a result of our acquisitions of, or mergers with, other companies. The 1998 Plan was designed to meet the "broadly based plans" exemption from the stockholder approval requirement for stock option plans under the Nasdaq Stock Market listing requirements at the time the plan was adopted and, accordingly, has not been submitted to Intuit stockholders for approval. Options under the 1998 Plan can only be granted to eligible individuals within 18 months following the completion of the relevant acquisition or merger. Options granted to officers hired as a result of a merger or acquisition cannot exceed 45% of all shares reserved for grant under the 1998 Plan. Options granted under the 1998 Plan cannot have an exercise price that is less than the fair market value of Intuit's common stock on the date of grant. During fiscal 2002, Intuit changed its standard option vesting schedule for the 1998 Plan so that future options granted generally become exercisable over a three-year period based on continued service and expire seven years after the grant date. Prior to that change, options generally vested over four years and expired ten years after the grant date.

In addition, in several instances we have assumed the outstanding options of companies that we acquired. Intuit granted no further options under the acquired companies' option plans after the date of acquisition. We assumed options in connection with our acquisitions of EmployeeMatters, Inc. in January 2001, The Flagship Group in May 2002 and CBS Employer Services, Inc. in June 2002.

A summary of activity under all option plans is as follows:

		Options Outstanding		
	Shares Available for Grant	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Balance at July 31, 2000	11,093,956	31,272,225	$0.003 - $72.31	$23.43
Additional shares authorized	9,825,000	—	—	—
Options assumed related to acquisitions	74,235	—	—	—
Options converted related to acquisitions	(74,235)	74,235	0.18 - 71.92	9.19
Options granted	(12,556,801)	12,556,801	24.88 - 67.50	40.94
Options exercised	—	(5,201,860)	0.003 - 51.06	15.69
Options canceled or expired:				
Options canceled or expired and returned to option pool	2,676,348	(2,676,348)	7.25 - 67.50	34.65
Options canceled from expired plans	191,220	(191,220)	0.18 - 51.69	33.33
Options removed from shares available for grant	(191,220)	—	—	—
Balance at July 31, 2001	11,038,503	35,833,833	$0.003 - $72.31	$29.77
Additional shares authorized	8,090,000	—	—	—
Options assumed related to acquisitions	324,207	—	—	—
Options converted related to acquisitions	(324,207)	324,207	6.93 - 43.10	26.26
Options granted	(8,887,021)	8,887,021	7.29 - 67.50	39.03
Options exercised	—	(5,961,223)	0.03 - 49.31	19.07
Options and shares canceled or expired:				
Options canceled or expired and returned to option pool	2,061,912	(2,061,912)	7.25 - 67.50	38.09
Options canceled from expired plans	2,364,140	(2,364,140)	0.18 - 67.50	36.58
Options and shares removed from shares available for grant(1)	(4,274,046)	—	—	—
Balance at July 31, 2002	10,393,488	34,657,786	$0.003 - $72.31	$32.99
Additional shares authorized	5,000,000	—	—	—
Options granted	(6,148,327)	6,148,327	26.75 - 54.24	44.26
Restricted stock bonus awards granted	(427,849)	—	—	—
Options exercised	—	(5,564,618)	0.003 - 51.06	24.69
Options and shares canceled or expired:				
Options canceled or expired and returned to option pool	843,835	(843,835)	26.31 - 67.50	44.67
Options canceled from expired plans	1,402,864	(1,402,864)	0.18 - 67.50	42.08
Options removed from shares available for grant	(1,402,864)	—	—	—
Balance at July 31, 2003	9,661,147	32,994,796	$ 0.18 - $72.31	$35.83

(1) Includes 2,364,140 shares reflecting options that were canceled and not returned to any option pool because they were granted under expired plans, and 1,909,906 shares that were eliminated from shares available for grant in connection with the termination of the 1993 Plan.

We define net option grants as options granted less options canceled or expired and returned to the pool of options available for grant. We also monitor net option grants by subtracting from options granted both canceled or expired options that were returned to the pool of options available for grant and options canceled from expired plans. Net option grants under these two methods in shares and as a percentage of shares outstanding for fiscal 2001, 2002, and 2003 are shown in the following table.

	Fiscal		
	2001	2002	2003
Net option grants (shares)	9,880,453	6,825,109	5,304,492
Net option grants (%)	4.7%	3.2%	2.7%
Net option grants including options canceled from expired plans (shares)	9,689,233	4,460,969	3,901,628
Net option grants including options canceled from expired plans (%)	4.6%	2.1%	2.0%
Shares outstanding at July 31	210,526,239	211,163,641	199,471,717

annual report

There were 15,551,666, 18,264,940 and 19,789,835 options exercisable under our stock option plans at July 31, 2001, 2002 and 2003. At July 31, 2003, there were 7,280,237 shares available for grant under the 2002 Plan, 2,199,035 shares available for grant under the 1998 Plan and 181,875 shares available for grant under the 1996 Directors Stock Option Plan.

The following table summarizes information about stock options outstanding as of July 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.18 – $13.04	3,283,564	3.81	$ 8.80	3,257,349	$ 8.81
13.04 – 26.31	3,664,668	5.43	19.93	3,512,974	19.73
26.75 – 29.38	3,386,432	6.59	28.77	2,728,274	28.63
29.85 – 35.00	4,103,907	7.19	32.91	2,913,588	32.84
35.31 – 37.26	3,965,644	7.89	36.98	1,797,349	36.85
38.05 – 42.25	2,886,575	7.54	40.11	1,386,767	39.93
42.27 – 43.98	3,942,507	6.83	42.79	606,768	43.46
44.13 – 50.00	3,851,226	6.63	46.21	949,239	47.19
51.06 – 64.81	2,393,587	6.89	56.87	1,577,691	57.45
67.50 – 72.31	1,516,686	6.83	67.61	1,059,836	67.64
$ 0.18 – $72.31	32,994,796	6.56	$35.83	19,789,835	$31.68

Distribution and Dilutive Effect of Options

The following table shows option grants to "Named Executives" and to all employees for the periods indicated. Named Executives are defined as the Company's chief executive officer and each of the four other most highly compensated executive officers during fiscal 2003.

	Fiscal		
	2001	2002	2003
Net option grants during the period as a percentage of outstanding shares	4.7%	3.2%	2.7%
Grants to Named Executives during the period as a percentage of total options granted	6.7%	3.5%	8.9%
Grants to Named Executives during the period as a percentage of outstanding shares	0.4%	0.1%	0.3%
Options held by Named Executives as a percentage of total options outstanding	7.6%	9.0%	11.6%

Stock Repurchase Programs

In May 2001, Intuit's Board of Directors initiated Repurchase Plan I and authorized the Company to repurchase up to $500.0 million of its common stock from time to time over a three-year period. In July 2002, our Board of Directors increased the authorized purchase amount by $250.0 million to a total of $750.0 million. Shares of stock repurchased under the program became treasury shares. The stock repurchase program was concluded in December 2002 when the authorized purchase amount under the program was reached.

In March 2003, Intuit's Board of Directors initiated Repurchase Plan II and authorized the Company to repurchase up to $500.0 million of its common stock from time to time over a three-year period. Shares of stock repurchased under this program become treasury shares.

The following table summarizes our stock repurchase activity, including broker commissions, through July 31, 2003:

Fiscal Year	Plan I		Plan II		Total	
(Dollars in thousands)	Shares	Amount	Shares	Amount	Shares	Amount
2001	238,500	$ 8,358	—	$ —	238,500	$ 8,358
2002	7,361,839	318,422	—	—	7,361,839	318,422
2003	9,002,244	423,211	8,937,809	390,432	17,940,053	813,643
	16,602,583	$749,991	8,937,809	$390,432	25,540,392	$1,140,423

When we reissue treasury shares, if the proceeds from the sale are more than the average price we paid to acquire the shares we record an increase in additional paid-in capital. Conversely, if the proceeds from the sale are less than the average price we paid to acquire the shares, we record a decrease in additional paid-in capital to the extent of increases previously recorded for similar transactions and a decrease in retained earnings for any remaining amount.

Shares repurchased under the plans described above from the inception of the plans had no significant impact on our basic and diluted net income or loss per share in fiscal 2001 or 2002 while they increased our basic and diluted net income per share by $0.13 and $0.12 in fiscal 2003.

Employee Stock Purchase Plan

In October 1996, Intuit adopted an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code and reserved 3,800,000 shares of common stock for issuance under that Plan. Since its adoption, our stockholders have approved several share increases to the ESPP. At July 31, 2003, stockholders had approved a total of 4,900,000 shares for issuance under the ESPP. In July 2003, the ESPP was amended, subject to stockholder approval, to increase the number of shares of common stock reserved for issuance under the Plan by 500,000 shares to 5,400,000 shares. The ESPP has been amended twice to increase the frequency of new offering periods under the Plan as well as the frequency of share purchases in those offering periods. Effective after the June 2003 purchase, the ESPP's twelve-month rolling concurrent offering periods are now composed of four three-month accrual periods at the end of which eligible employees may purchase shares at a discount. The discount at which the employee will be able to purchase shares under the ESPP will depend on the offering period in which she or he is participating since each rolling twelve-month offering period will be in its first, second, third or fourth three-month accrual period. The purchase price will be 85% of the lower of the closing price for Intuit common stock on the first day of the twelve-month offering period in which the employee is participating or the last day of the three-month accrual period of that offering period. During fiscal 2001, 2002 and 2003 employees purchased 469,873, 583,991 and 476,454 shares of Intuit common stock under the ESPP. At July 31, 2003, there were 1,885,016 shares available for issuance under this Plan, not including the 500,000 shares that are pending stockholder approval.

16. Performance Sharing and Benefit Plans

Performance Sharing Plan

Intuit employees who are eligible for overtime pay are generally eligible to participate in Intuit's performance sharing plan. Prior to fiscal 2003, certain employees who were not eligible for overtime pay were eligible to participate in the performance sharing plan. Under the performance sharing plan, all eligible employees receive awards that are calculated as a percentage of the wages paid to them during six-month performance periods. The Compensation and Organizational Development Committee of the Board of Directors determines the percentage to be paid, which is the same for all eligible employees, for each performance period under the plan. Performance sharing expense for fiscal 2001, 2002 and 2003 was approximately $21.9 million, $17.6 million and $5.3 million.

Intuit Performance Incentive Plan

In fiscal 2003 we initiated the Intuit Performance Incentive Plan, a broad-based incentive plan that replaced the Intuit Performance Sharing Plan for many Intuit employees. Most Intuit employees who are ineligible for overtime pay are eligible for the IPI Plan. The Compensation and Organizational Development Committee of the Board of Directors determines the aggregate amount to be paid under the IPI Plan each fiscal year. IPI Plan expense for fiscal 2003 was approximately $65.0 million.

Executive Deferred Compensation Plan

Intuit adopted the Executive Deferred Compensation Plan effective March 15, 2002. The plan allows executives who meet minimum compensation requirements to defer up to 50% of their salaries and up to 100% of their bonuses and commissions. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We may also make discretionary employer contributions to participant accounts. The timing, amounts and vesting schedules of employer contributions are at our sole discretion. The benefits under this plan are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason. Discretionary company contributions and the related earnings vest completely upon the participant's disability, death or a change of control of Intuit. We made no employer contributions to the plan during fiscal 2002 and $0.2 million in employer contributions to the plan during fiscal 2003. During fiscal 2003, we also entered into several agreements in which we committed to make fully vested employer contributions on behalf of certain executives provided that they remain employed at Intuit on certain future dates. We held assets and liabilities of $0.3 million at July 31, 2002 and $5.7 million at July 31, 2003 related to this plan in other assets and in other current liabilities on our balance sheet.

Benefit Plans

Employees who participate in the Intuit 401(k) Plan may contribute up to 20% of pre-tax salary to the plan, subject to Internal Revenue Service limitations. Intuit matches a specified portion of the employee contributions up to a maximum amount per employee per year. The amount is subject to change on an annual basis. At July 31, 2002 and 2003, the match was 75%, up to $2,500. Matching contributions were approximately

$6.9 million, $8.4 million and $10.9 million for fiscal 2001, 2002 and 2003. Participating employees age 50 or older may also make catch-up contributions. These contributions are not matched.

17. Stockholder Rights Plan

On April 29, 1998, the Board of Directors adopted a stockholder rights plan designed to protect the long-term value of Intuit for its stockholders during any future unsolicited acquisition attempt. In connection with the plan, the Board declared a dividend of one preferred share purchase right for each share of Intuit's common stock outstanding on May 11, 1998 (the "Record Date") and further directed the issuance of one such right with respect to each share of Intuit's common stock that is issued after the Record Date, except in certain circumstances. If a person or a group (an "Acquiring Person") acquires 20% or more of Intuit's common stock, or announces an intention to make a tender offer for Intuit's common stock, the consummation of which would result in a person or group becoming an Acquiring Person, then the rights will be distributed (the "Distribution Date"). After the Distribution Date, each right may be exercised for $1/3000^{th}$ of a share of a newly designated Series B Junior Participating Preferred stock. In January 2003, the Board amended the rights plan to change the exercise price for the rights from $83.33 per $1/3$ of $1/1000^{th}$ share to $300.00 per $1/3$ of $1/1000^{th}$ share. The preferred stock has been structured so that the value of $1/3000^{th}$ of a share of this preferred stock will approximate the value of one share of common stock. The rights will expire on May 1, 2008. In July 2002, we adopted a policy that requires an independent committee of our Board of Directors to review the rights plan at least once every three years to consider whether maintaining the rights plan continues to be in the best interests of Intuit and its stockholders.

18. Litigation

On March 3, 2000, a class action lawsuit, Bruce v. Intuit Inc., was filed in the United States District Court, Central District of California, Eastern Division. Two virtually identical lawsuits were later filed: Rubin v. Intuit Inc., was filed on March 8, 2000 in the United States District Court, Southern District of New York and Newby v. Intuit Inc. was filed on April 27, 2000, in the United States District Court, Central District of California, Eastern Division. The Rubin case was dismissed on November 19, 2001. The Bruce and Newby lawsuits were consolidated into one lawsuit, In re Intuit Privacy Litigation, filed on July 28, 2000 in the United States District Court, Central District of California, Eastern Division. Following Intuit's successful motion to dismiss several of the claims, an amended complaint was filed on May 2, 2001. A similar lawsuit, Almanza v. Intuit Inc. was filed on March 22, 2000 in the Superior Court of the State of California, San Bernardino County, Rancho Cucamonga Division. An amended complaint in the Almanza suit was filed on October 26, 2000. These purported class actions alleged violations of various federal and California statutes and common law claims for invasion of privacy based upon the alleged intentional disclosure to third parties of personal and private customer information entered at Intuit's Quicken.com Web site. The complaints sought injunctive relief, orders to disgorge profits related to the alleged acts, and statutory and other damages. On January 6, 2003, a settlement between Intuit and the plaintiffs' counsel in all of the remaining cases was preliminarily approved by the federal court with a final approval hearing scheduled for June 2003. The settlement was approved by the federal court in June 2003 and this and a related litigation in state court have been dismissed. The settlement terms are not material to Intuit.

Leonard Knable et al. v. Intuit Inc. was filed in Los Angeles County Superior Court on February 24, 2003. The lawsuit alleges various claims for unfair practices and deceptive and misleading advertising, fraud and deceit and product liability, on behalf of a purported class. The allegations are based on the design and operation of the product activation feature in Intuit's TurboTax 2002 for Windows desktop software and Intuit's representations and disclosures about product activation. The complaint seeks disgorgement of revenue from the sale of the product, compensatory and punitive damages, injunctive relief and attorneys' fees and costs. Discovery has been served by all parties. Intuit has filed a motion to dismiss the causes of action in the complaint. Discovery is stayed pending the court's decision on this motion.

Intuit is subject to certain routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. We currently believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or liquidity. However, the ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on Intuit because of defense costs, diversion of management resources and other factors.

19. Related Party Transactions

Loans to Executive Officers and Other Employees

Prior to July 30, 2002, loans to executive officers were generally made in connection with their relocation and purchase of a residence near their new place of work. Consistent with the requirements of the Sarbanes-Oxley legislation enacted on July 30, 2002, we have not made or modified any loans to executive officers since July 30, 2002. We do not intend to make or modify any loans to executive officers in the future.

Loans to executive officers and other employees at July 31, 2002 and 2003 were as follows:

	July 31,	
(In thousands)	2002	2003
Loans to executive officers	$14,865	$14,891
Loans to other employees	6,405	4,799
	$21,270	$19,690

One employee with previously outstanding loans totaling approximately $1.1 million became an executive officer during fiscal 2003. Loans to executive officers totaling approximately $1.1 million were also repaid during fiscal 2003.

Of the total loans to executive officers at July 31, 2003, $9.4 million accrue no interest for either the term of the note or for up to four years. The remaining loans to executive officers at July 31, 2003 accrue interest at rates equal to the applicable federal rates in effect at the time the loans were made. Of the total outstanding loans to executive officers and other employees at July 31, 2003, loans with a remaining principal balance of $18.6 million were secured by real property. The loans have terms that range from one to ten years.

Repurchase of Vested Restricted Stock

In March 2003, our chief executive officer vested in 37,500 shares of restricted stock. To provide Mr. Bennett with the funds to pay the related payroll tax withholding obligation we repurchased from him 17,532 shares of common stock at $39.02 per share, the closing market price of Intuit stock on the date the restricted stock vested.

20. Selected Quarterly Consolidated Financial Data (Unaudited)

The following tables contain selected quarterly consolidated financial data for fiscal years 2002 and 2003. We accounted for the July 2002 sale of our Quicken Loans mortgage business segment and the February 2003 sale of our Japanese subsidiary, Intuit KK, as discontinued operations. As a result, the operating results of Quicken Loans and Intuit KK have been segregated from continuing operations in our consolidated financial statements and in these tables. See Note 9. In addition, we amortized certain goodwill during fiscal 2002 but ceased amortizing goodwill when we adopted SFAS 142 on August 1, 2002. This affects the comparability of quarterly results for fiscal 2002 and 2003. See Note 4.

	Fiscal 2002 Quarter Ended			
(In thousands, except per share amounts)	October 31	January 31	April 30	July 31
Total net revenue	$ 158,318	$475,908	$491,152	$186,850
Cost of revenue	61,711	113,421	69,006	57,658
All other costs and expenses	233,625	267,180	243,740	215,387
Net income (loss) from continuing operations	(103,306)	99,896	132,702	(75,677)
Net income from discontinued operations	10,879	19,972	11,779	43,915
Net income (loss)	(92,427)	119,868	144,481	(31,762)
Basic net income (loss) per share from continuing operations	$ (0.49)	$ 0.47	$ 0.63	$ (0.36)
Basic net income per share from discontinued operations	0.05	0.09	0.05	0.21
Basic net income (loss) per share	$ (0.44)	$ 0.56	$ 0.68	$ (0.15)
Diluted net income (loss) per share from continuing operations	$ (0.49)	$ 0.46	$ 0.62	$ (0.36)
Diluted net income per share from discontinued operations	0.05	0.09	0.05	0.21
Diluted net income (loss) per share	$ (0.44)	$ 0.55	$ 0.67	$ (0.15)

	Fiscal 2003 Quarter Ended			
(In thousands, except per share amounts)	October 31	January 31	April 30	July 31
Total net revenue	$212,872	$558,076	$634,698	$245,097
Cost of revenue	72,891	119,301	92,368	73,200
All other costs and expenses	235,438	268,096	233,803	212,414
Net income (loss) from continuing operations	(60,449)	125,371	222,968	(24,688)
Net income from discontinued operations	5,764	3,059	71,009	—
Net income (loss)	(54,685)	128,430	293,977	(24,688)
Basic net income (loss) per share from continuing operations	$ (0.29)	$ 0.61	$ 1.08	$ (0.12)
Basic net income per share from discontinued operations	0.03	0.01	0.35	—
Basic net income (loss) per share	$ (0.26)	$ 0.62	$ 1.43	$ (0.12)
Diluted net income (loss) per share from continuing operations	$ (0.29)	$ 0.59	$ 1.06	$ (0.12)
Diluted net income per share from discontinued operations	0.03	0.01	0.34	—
Diluted net income (loss) per share	$ (0.26)	$ 0.60	$ 1.40	$ (0.12)

21. Events Subsequent to Date of Independent Auditor's Report (Unaudited)

Acquisition

On July 22, 2003, we entered into a definitive agreement to acquire all of the membership interests of Innovative Merchant Solutions LLC ("IMS") and a related entity doing business as Innovative Gateway Solutions for an aggregate purchase price of up to $116.0 million in cash. IMS offers a full range of merchant account services to small businesses nationwide, including credit and debit card processing services. As part of our Right for My Business strategy, Intuit plans to operate IMS as a separate business unit under its Small Business Products and Services segment. IMS will continue to be led by its current chief executive officer and will be headquartered in

Calabasas, California. The transaction has been approved by Intuit's Board of Directors and by the members of IMS and Innovative Gateway Solutions and is expected to close in the first quarter of fiscal 2003 upon the satisfaction of remaining closing conditions.

Stock Repurchase Plan

In August 2003, Intuit's Board of Directors initiated Repurchase Plan III and authorized the Company to repurchase up to $500.0 million of its common stock from time to time over a three-year period. Shares of stock repurchased under this program will become treasury shares.

Litigation

On September 17, 2003, Muriel Siebert & Co., Inc. v. Intuit Inc. was filed in the Supreme Court of the State of New York, County of New York. The lawsuit alleges various claims for breach of contract, breach of express and implied covenants of good faith and fair dealing, breach of fiduciary duty, misrepresentation and/or fraud, and promissory estoppel. The allegations relate to Quicken Brokerage powered by Siebert, a strategic alliance between the two companies. The complaint seeks compensatory, punitive, and other damages. Intuit has not been served with the complaint. Intuit believes this lawsuit is without merit and intends to defend the litigation vigorously.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Intuit Inc.

We have audited the accompanying consolidated balance sheets of Intuit Inc. as of July 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2003. These financial statements are the responsibility of Intuit's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intuit Inc. at July 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2003, in conformity with accounting principles generally accepted in the United States.

As disclosed in Note 1 and Note 4 of the consolidated financial statements, on August 1, 2002 Intuit Inc. changed its method of accounting for goodwill and other purchased intangible assets.

Ernst & Young LLP

San Francisco, California
August 15, 2003

reconciliation of pro forma financial measures to most directly comparable GAAP measures

(In thousands, except per share amounts; unaudited)

	Pro Forma	Adjustments	GAAP
Fiscal 1999			
Operating income	$124,799	$(89,848) [a]	$34,951
Operating margin	15.6%	-11.2% [a]	4.4%
Net income	$89,744	$296,820 [b]	$386,564
Diluted net income per share	$0.45	$1.48 [b]	$1.93
Fiscal 2000			
Operating income	$170,937	$(158,523) [c]	$12,414
Operating margin	17.4%	-16.1% [c]	1.3%
Net income	$144,958	$160,703[d]	$305,661
Diluted net income per share	$0.69	$0.76[d]	$1.45
Fiscal 2001			
Operating income (loss)	$181,635	$(262,993) [e]	$(81,358)
Operating margin	16.6%	-24.0% [e]	-7.4%
Net income (loss)	$157,890	$(240,683) [f]	$(82,793)
Diluted net income per share	$0.73	$(1.13) [f]	$(0.40)
Fiscal 2002			
Operating income	$273,475	$(222,975) [g]	$50,500
Operating margin	20.8%	-17.0% [g]	3.8%
Net income	$201,503	$(61,343) [h]	$140,160
Diluted net income per share	$0.92	$(0.28) [h]	$0.64
Fiscal 2003			
Operating income	$399,834	$(56,602) [i]	$343,232
Operating margin	24.2%	-3.4% [i]	20.8%
Net income	$293,814	$49,220 [j]	$343,034
Diluted net income per share	$1.39	$0.24 [j]	$1.63

[a] Pro forma operating income reflects adjustments for amortization of purchased software of $5.3 million and amortization of goodwill and purchased intangible assets of $84.6 million.

[b] Pro forma net income reflects the adjustments in item [a] and adjustments for net gains on marketable securities of $579.2 million, net loss from discontinued operations of $2.2 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $1.48 per diluted share adjustment for the twelve months ended July 31, 1999.

[c] Pro forma operating income reflects adjustments for amortization of purchased software of $7.0 million, amortization of goodwill and purchased intangible assets of $150.2 million and a charge for purchased research and development of $1.3 million.

[d] Pro forma net income reflects the adjustments in item [c] and adjustments for net gains on marketable securities of $481.1 million, net loss from discontinued operations of $20.0 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.76 per diluted share adjustment for the twelve months ended July 31, 2000.

[e] Pro forma operating income reflects adjustments for amortization of purchased software of $14.9 million, amortization of goodwill and purchased intangible assets of $247.8 million and a charge for purchased research and development of $0.2 million.

[f] Pro forma net income reflects the adjustments in item [e] and adjustments for net losses on marketable securities of $98.1 million, net loss on divestiture of businesses of $15.3 million, net income from discontinued operations of $27.5 million, the cumulative effect of an accounting change of $14.3 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $1.13 per diluted share adjustment for the twelve months ended July 31, 2001.

[g] Pro forma operating income reflects adjustments for amortization of purchased software of $12.4 million, amortization of goodwill and purchased intangible assets of $181.4 million, a charge for purchased research and development of $2.2 million and a loss on impairment of long-lived asset of $27.0 million.

[h] Pro forma net income reflects the adjustments in item [g] and adjustments for net losses on marketable securities of $15.5 million, gain on divestiture of business of $8.3 million, net income from discontinued operations of $86.5 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.28 per diluted share adjustment for the twelve months ended July 31, 2002.

[i] Pro forma operating income reflects adjustments for amortization of purchased software of $13.8 million, amortization of purchased intangible assets of $33.9 million and a charge for purchased research and development of $8.9 million.

[j] Pro form net income reflects the adjustments in item [i] and adjustments for net gains on marketable securities of $10.9 million, net income from discontinued operations of $79.8 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.24 per diluted share adjustment for the twelve months ended July 31, 2003.

FORWARD-LOOKING STATEMENTS AND RELATED RISKS

Throughout this combined Proxy Statement and Annual Report, we make forward-looking statements that are based on our current expectations, estimates and projections about our business and our industry, and that reflect our beliefs and assumptions based on information available to us at the date of this document. Many of these forward-looking statements are located in the sections entitled "Letter from CEO" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In some cases, you can identify these statements by words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," and other similar terms. These forward-looking statements include, among other things, statements that refer to projections of our future financial performance, our anticipated growth, the strategies and trends we anticipate in our businesses and the customer segments in which we operate and the competitive nature and anticipated growth of those segments.

We caution investors that forward-looking statements are only predictions, not guarantees of future performance, and are subject to many risks and uncertainties. Our actual results, performance or achievements could differ materially from those expressed or implied by our forward-looking statements. You should review the information contained in this document and in our other recent SEC filings, including the risk factors, that could cause actual results to differ from what is anticipated in forward-looking statements, before deciding to invest in our stock or to maintain or change your investment. We undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. Some of the risks affecting our business are:

- We face intense competitive pressures in all of our businesses, which can have a negative impact on our revenue, profitability and market position.
- If we do not continue to develop new products and services in a timely manner, our future financial results will suffer.
- Expanding our product and service offerings creates risks due to the increasing complexity and decreasing predictability of our revenue streams.
- We are continuing to implement new information systems to enable us to execute on our growth strategy, and problems with the design or implementation of these new systems could interfere with our business and operations.
- Any significant failure in our technology systems could harm our operations and our financial performance.
- Business integration of acquired companies presents several challenges and we may not fully realize the intended benefits of our acquisitions if we do not successfully integrate them with our operations.
- Given the nature of the products and services that we offer, our revenue and earnings are highly seasonal.
- We face risks relating to customer privacy and security and increasing regulation, which could hinder the growth of our businesses and affect our financial performance.
- We face several risks relating to our retail distribution channel through which we sell our core desktop software products (QuickBooks, TurboTax and Quicken).
- If we were required to account for options under our employee stock plans as a compensation expense, it would significantly reduce our net income and earnings per share.

corporate information

transfer agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449 (Shareholder Relations)

form 10 K
Additional copies of the Company's Fiscal 2003 Form 10-K may be obtained without charge by contacting:

investor relations
Intuit Inc.
P.O. Box 7850
Mountain View, California 94039-7850
(650) 944-6000

independent auditors
Ernst & Young LLP
555 California Street
Suite 1700
San Francisco, California 94104

corporate counsel
Fenwick & West LLP
Silicon Valley Center
801 California St.
Mountain View, CA 94041

annual meeting
The annual meeting of stockholders will be held on Thursday, October 30, 2003 at 8:00 a.m., at Intuit Inc., 2550 Garcia Avenue, Building 5, Mountain View, California.

market information for common stock
Intuit's common stock is quoted on the Nasdaq Stock Market under the symbol "INTU." The following table shows the range of high and low sale prices reported on the Nasdaq Stock Market for the periods indicated. On August 29, 2003, the closing price of Intuit's common stock was $45.51.

	HIGH	LOW
Fiscal year ended July 31, 2002		
First quarter	$ 43.73	$ 28.54
Second quarter	47.05	36.95
Third quarter	41.81	34.52
Fourth quarter	50.13	36.85
Fiscal year ended July 31, 2003		
First quarter	$ 53.48	$ 38.86
Second quarter	55.04	43.29
Third quarter	51.50	33.30
Fourth quarter	49.18	38.10

stockholders
As of September 2, 2003, the record date for our October 2003 Annual Meeting of Stockholders, we had about 1,100 record holders and approximately 124,000 beneficial holders of our common stock.

dividends
Intuit has never paid any cash dividends on its common stock. From time to time we consider the advisability of paying a cash dividend. We currently anticipate that we will retain all future earnings for use in our business, and do not anticipate paying any cash dividends in the foreseeable future.

board of directors

william v. campbell (1)
Chairman of the Board of Directors
Intuit Inc.

stephen m. bennett
President and Chief Executive Officer
Intuit Inc.

christopher w. brody (2,3)
Chairman
Vantage Partners LLC

scott d. cook (1)
Chairman of the Executive Committee of the Board of Directors
Intuit Inc.

l. john doerr (4)
General Partner
Kleiner Perkins Caufield & Byers

donna l. dubinsky (2)
President and Chief Executive Officer
Handspring, Inc.

michael r. hallman (2,3)
President
The Hallman Group

stratton d. sclavos (4)
President and Chief Executive Officer
VeriSign, Inc.

1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Compensation and Organizational Development Committee
4 Member of the Nominating and Governance Committee

intuit® P.O. Box 7850, Mountain View, CA 94039-7850 ■ 650.944.6000 ■ www.intuit.com